UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of     April     , 2004
                 --------------
Commission File Number:  001-13196
                         ---------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|                 Form 40-F  | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

         Item
         ----

           1. English translation of a summary of the resolutions adopted at the Registrant's annual ordinary shareholders' meeting

           2.        Consolidated Financial Statements of Desc Automotriz, S.A.
                     de C.V. for the years ended December 31, 2003 and 2002, together with the independent auditors' report

           3. Consolidated Financial Statements of the Registrant for the years ended December 31, 2003 and 2002, together with the independent auditors' report

           4. English Translation of a Press Release, dated April 27, 2004, announcing Registrant's First Quarter 2004 results

           5. Consolidated Financial Statements of Registrant, at March 31, 2004 and 2003, in the format required to be filed with the Mexican Stock Exchange

                                                                        Item 1
desc

            SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL ORDINARY
                  SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V.,
                             HELD ON APRIL 26, 2004.


I. PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 172 OF THE GENERAL CORPORATIONS LAW AND THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND RESOLUTIONS REGARDING SUCH REPORTS.

The Report referred to in the general provision of Article 172 of the General Law of Commercial Companies was deemed submitted, as was the Report of the Board of Directors Audit Committee, for the fiscal year from January 1 and December 31, 2003, which were available to the shareholders in advance of the meeting in accordance with the applicable provisions, together with the consolidated and unconsolidated Financial Statements of the Company and of the subsidiaries where the Company's investment exceeds 20% of its consolidated net worth, as well as those that contribute more than 10% to the total assets or profits of DESC, S.A. de C.V., duly audited by the external auditors (Desc Automotriz, S.A. de C.V. and Cantiles de Mita, S.A. de C.V.)


II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING SAID FISCAL YEAR.


Any and all of the actions taken by the Board of Directors of DESC, S.A. de C.V. and its Committees during the fiscal year ended December 31, 2003 were unanimously approved and ratified.


III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AS OF DECEMBER 31, 2003, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

The consolidated and unconsolidated financial statements of the Company through December 31, 2003, were unanimously approved, consisting of the General Balance Sheet, the Profit and Loss Statement, the Statement of Stockholders Equity and the Statement of Changes in the Financial Situation of DESC, S.A. de C.V., with their Notes, audited by the company's external auditors, in the form that they were presented at the Shareholders' Meeting, upon prior reading of the Statutory Auditor's Report.

IV. RESOLUTIONS ON THE APPLICATION OF RESULTS.

The net loss for the fiscal year, which is in the amount of $2,240'386,163.23 pesos, Mexican Currency, was applied against the Accumulated Profit Account.


V. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

a) Pursuant to Clause Twenty-Sixth of the bylaws, it was resolved that the Board of Directors will be comprised of 11 Directors, of which 6 Directors shall be elected by majority vote of the Series "A" shares represented at the Shareholders' Meeting and 5 Directors shall be elected by majority vote of the Series "B" shares represented at the Shareholders' Meeting.

b) By unanimous vote of those present, the following persons were elected members of the Board of Directors of DESC, S.A. de C.V., who being present or having had knowledge of their possible election, have given their acceptance of their appointments.


                               BOARD OF DIRECTORS

                              SERIES "A" DIRECTORS

FERNANDO SENDEROS MESTRE                              Patrimonial/ Related
ALBERTO BAILLERES GONZALEZ                            Related
PABLO JOSE CERVANTES BELAUSTEGUIGOITIA                Independent
FEDERICO FERNANDEZ SENDEROS                           Patrimonial/ Related
CARLOS GOMEZ Y GOMEZ                                  Patrimonial/ Related
ERNESTO VEGA VELASCO                                  Related


                              SERIES "B" DIRECTORS

RUBEN AGUILAR MONTEVERDE                              Independent
VALENTIN DIEZ MORODO                                  Independent
CARLOS GONZALEZ ZABALEGUI                             Independent
PRUDENCIO LOPEZ MARTINEZ                              Independent
LUIS TELLEZ KUENZLER                                  Related


c) For purposes of the provisions of the Code of Better Corporate Practices, it was recorded that of the 11 Directors elected at the Shareholders' Meeting, that the company to date has 3 Related Patrimonial Directors; 5 Independent Directors; and 3 Related Directors.

d) It was resolved that the Evaluation and Compensation Committee be composed of 3 Directors; the Audit Committee, by 3 Directors; and the Finance and Planning Committee, by 4 Directors.

e) The following Directors were appointed members to the Executive, Evaluation and Compensation, Audit, and Finance and Planning Committees:


                      EVALUATION AND COMPENSATION COMMITTEE

VALENTIN DIEZ MORODO
CARLOS GONZALEZ ZABALEGUI
ERNESTO VEGA VELASCO                                Chairman

                                 AUDIT COMMITTEE

RUBEN AGUILAR MONTEVERDE
PRUDENCIO LOPEZ MARTINEZ                            Chairman
ERNESTO VEGA VELASCO

                         FINANCE AND PLANNING COMMITTEE

FERNANDO SENDEROS MESTRE                            Chairman
FEDERICO FERNANDEZ SENDEROS
CARLOS GOMEZ Y GOMEZ
ERNESTO VEGA VELASCO

f) Messrs. Jose Manuel Canal Hernando and Daniel del Barrio Burgos were, respectively, appointed to the offices of Statutory Examiner and Alternate Statutory Examiner.

g) The dissolution of the Executive Committee was approved by the shareholders, and the Chief Executive Officer will assume the Committee's duties.


VI. RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY EXAMINERS.

It was resolved that the members of the Board of Directors, and the Statutory Auditors, whether or not Alternates, of DESC, S.A. de C.V., will continue receiving a fee of $25,000.00 Mexican Currency (TWENTY-FIVE THOUSAND AND 00/100 PESOS, MEXICAN CURRENCY) for each Board of Directors Meeting that they attend, and for each meeting that they attend of the Evaluation and Compensation, Audit, and Finance and Planning Committees.

Further, the Committees were authorized to incur, as applicable, additional expenses on studies or work required to fulfill their functions, provided that any such expenses must be duly explained and approved by the Chairman of the Board of Directors.

The aforesaid remuneration and additional expenses shall be paid by charging the General Expense Account corresponding to the fiscal year when they are actually paid.


VII. REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 60, SECTION III OF THE GENERAL RULES APPLICABLE TO SECURITIES' ISSUERS AND OTHER PARTICIPANTS OF THE SECURITIES MARKET ISSUED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

The Secretary of the Board of Directors reported that, in accordance with
Article 60, Section III of the General Provisions Applicable to Securities' Issuers and Other Participants in the Securities Market issued by the National Banking and Securities Commission, no repurchase operations of the Desc's shares were completed during fiscal year 2003.


VIII. DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
MEETING.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutierrez Wanless, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero y Fabiola G. Quezada Nieto were named as Delegates of this Shareholders Meeting in order that, jointly or severally, they carry out the acts necessary to formalize and effectuate the resolutions adopted by this Shareholders Meeting, and process the formalization before a Notary Public of these minutes in relevant part, signing the relevant instrument, and process themselves or through a third party, their recording with the Public Registry of Commerce.


IX. READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The minutes were approved in all their terms, which were prepared and read by the Secretary. The Chairman, the Secretary and the Statutory Examiner are authorized to sign them for the record.

                                                                        Item 2


Desc Automotriz, S. A. de C. V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Consolidated Financial Statements
For the Years Ended December 31, 2003 and 2002, and Independent Auditors' Report Dated January 23, 2004

Desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Independent Auditors' Report and Consolidated
Financial Statements 2002 and 2003
Table of contents                                                           Page
Independent Auditors' Report                                                   1
Consolidated Balance Sheets                                                    3
Consolidated Statements of Operations                                          4
Consolidated Statements of Changes in Stockholders' Equity                     5
Consolidated Statements of Changes in Financial Position                       6
Notes to Consolidated Financial Statements                                     8

Independent Auditors' Report to the
Board of Directors and Stockholders of
Desc Automotriz, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Desc Automotriz, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended was audited by other auditors who expressed an unqualified opinion in their report dated January 24, 2002.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the accompanying consolidated financial statements, as of December 31, 2003, the Company early adopted the provisions of new Bulletin C-15, "Impairment in the Value of Long-lived Assets and their Disposal", which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of Mexican pesos derived from the application of this principle was the recognition of Ps.676,312, of impairment in the value of certain property, plant and equipment. The charge to 2003 results was Ps.446,366, net of a reduction of Ps.229,946 in the deferred income tax liability.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desc Automotriz, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (US GAAP). A description of these differences and a reconciliation of majority net income and stockholders' equity to US GAAP as permitted by the regulations of the US Securities and Exchange Commission, which allows omission of the requirement to quantify, in the US GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 25 and 26.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into US dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.


Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member firm of Deloitte Touche Tohmatsu

/s/ Luis Javier Fernandez Barragan

C. P. C. Luis Javier Fernandez Barragan
Mexico City, Mexico
January 23, 2004
desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Consolidated Balance Sheets
As of December 31, 2002 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2003 and thousands of U.S. dollars ($))

Assets
                                                                   2002             2003             2003
Current assets:
   Cash and temporary investments                             Ps.    721,881   Ps.    145,098   $       12,955
   Accounts and notes receivable, net                                780,856        1,013,732           90,513
   Accounts receivable from parent company and related
    parties                                                           30,536          972,458           86,828
   Inventories, net                                                1,106,852        1,086,928           97,049
   Prepaid expenses                                                   16,659           10,548              942
   Discontinued operations                                             4,319            4,199              375
                                                              --------------   --------------   --------------
      Total current assets                                         2,661,103        3,232,963          288,662
Property, plant and equipment, Net                                 6,528,678        5,550,909          495,627
Noncurrent assets of discontinued operations                         111,331           16,402            1,464
Other assets, net                                                    237,402          144,678           12,918
Employee retirement obligation intangible asset                       13,124           12,010            1,072
                                                              --------------   --------------   --------------
                                                              Ps.  9,551,638   Ps.  8,956,962   $      799,743
                                                              ==============   ==============   ==============

Liabilities and stockholders' equity
                                                                   2002             2003             2003
Current:
   Bank loans and current portion of long-term debt           Ps.  1,134,264   Ps.    173,186   $       15,463
   Current portion due to Desc, .S.A. de C.V                              --          349,294           31,188
   Notes and accounts payable to suppliers                           718,420          432,739           38,639
   Accounts payable to related parties                               166,782           86,703            7,741
   Other payables and accrued liabilities                            382,536          361,514           32,279
   Income taxes, asset taxes and employee profit sharing             280,610          164,129           14,655
   Discontinued operations                                            31,193            4,915              439
                                                              --------------   --------------   --------------
      Total current liabilities                                    2,713,805        1,572,480          140,404
Long-term debt                                                         5,455               --               --
Due to Desc, S. A. de C. V. (parent company)                              --        1,262,681          112,741
Employee retirement obligations                                           --           28,599            2,553
Deferred income tax                                                1,074,046          539,977           48,213
Additional liability for employee retirement obligations             170,374          156,306           13,956
                                                              --------------   --------------   --------------
      Total liabilities                                            3,963,680        3,560,043          317,867
                                                              --------------   --------------   --------------
   Stockholders' equity:
   Common stock                                                    2,825,547        2,825,547          252,286
   Earned surplus from restructuring of subsidiary                    68,438           68,438            6,110
   Retained earnings                                               2,261,659        1,810,797          161,681
   Cumulative initial effect of deferred income taxes             (1,144,105)      (1,144,105)        (102,154)
   Cumulative effect of restatement                                 (434,047)        (301,887)         (26,955)
   Adjustment of additional liability for employee
    retirement obligations                                           (87,164)         (81,658)          (7,291)
                                                              --------------   --------------   --------------
      Majority stockholders' equity                                3,490,328        3,177,132          283,677
Minority interest                                                  2,097,630        2,219,787          198,199
                                                              --------------   --------------   --------------
      Total stockholders' equity                                   5,587,958        5,396,919          481,876
                                                              --------------   --------------   --------------
                                                              Ps.  9,551,638   Ps.  8,956,962   $      799,743
                                                              ==============   ==============   ==============

See accompanying notes to consolidated financial statements.
desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Consolidated Statements of Operations
For the years ended December 31, 2001, 2002 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2003 and thousands of U.S. dollars ($) except per share information)

                                                                  2001              2002             2003             2003
Net sales                                                     Ps. 10,158,203   Ps.  8,732,651   Ps   7,820,304   $      698,254
Cost of sales                                                      7,675,805        6,878,401        6,500,085          580,375
                                                              --------------   --------------   --------------   --------------
Gross profit                                                       2,482,398        1,854,250        1,320,219          117,879
Operating expenses:
   Administrative                                                  1,115,157        1,019,583          911,236           81,362
   Selling                                                           222,761          190,522          182,313           16,278
                                                              --------------   --------------   --------------   --------------
                                                                   1,337,918        1,210,105        1,093,549           97,640
                                                              --------------   --------------   --------------   --------------
Income from operations                                             1,144,480          644,145          226,670           20,239
Other expenses (income):
   Special item - severance indemnities                              137,005               --           85,653            7,648
   Income earned on trust funds                                      (37,020)         (29,117)         (23,828)          (2,128)
   Loss for sale and impairment of fixed assets                        6,699           10,388            9,596              857
   Clean-up of accounting records                                         --           29,702               --               --
   Other, net                                                         53,631           41,239            8,258              737
                                                              --------------   --------------   --------------   --------------
                                                                     160,315           52,212           79,679            7,114
Integral financing cost:
   Interest income                                                   (61,315)         (51,500)         (34,057)          (3,041)
   Interest expense                                                  197,577          107,361           84,211            7,519
   Exchange loss, net                                                (65,818)         130,764          121,097           10,812
   Monetary position gain                                            (69,128)          (3,689)           4,061              363
                                                              --------------   --------------   --------------   --------------
                                                                       1,316          182,936          175,312           15,653
                                                              --------------   --------------   --------------   --------------
Income (loss) from continuing operations before provisions           982,849          408,997          (28,321)          (2,528)
Provisions for:
   Current income taxes                                              484,436          463,830          297,286           26,544
   Deferred income taxes                                            (210,146)        (228,494)        (422,072)         (37,686)
   Asset taxes                                                         1,116               --            4,675              417
   Employee profit sharing                                           119,927           95,151           68,719            6,137
                                                              --------------   --------------   --------------   --------------
                                                                     395,333          330,487          (51,392)          (4,588)
                                                              --------------   --------------   --------------   --------------
Income from continuing operations                                    587,516           78,510           23,071            2,060
Income (loss) from discontinued operations                           (17,150)         (81,325)          31,430            2,806
Extraordinary item                                                        --          (40,637)              --               --
Cumulative effect of change in accounting principle                       --               --         (446,366)         (39,855)
                                                              --------------   --------------   --------------   --------------
Consolidated net income (loss)                                Ps.    570,366   Ps.    (43,452)  Ps    (391,865)  $      (34,989)
                                                              ==============   ==============   ==============   ==============
Allocation of consolidated net income:
      Majority interest                                       Ps.    374,611   Ps.   (101,574)  Ps    (415,033)  $      (37,058)
      Minority interest                                              195,755           58,122           23,168            2,069
                                                              --------------   --------------   --------------   --------------
                                                              Ps.    570,366   Ps.    (43,452)  Ps.   (391,865)  $      (34,989)
                                                              ==============   ==============   ==============   ==============
Earning per share:
   Income from continuing operations                          Ps.     0.5589   Ps.     0.0291   Ps.    (0.0001)  $      (0.0000)
   Income (loss) from discontinued operations                        (0.0244)         (0.1160)          0.0448           0.0040
   Extraordinary item                                                     --          (0.0580)              --               --
   Cumulative effect of change in accounting principle                    --               --          (0.6368)         (0.0569)
                                                              --------------   --------------   --------------   --------------
         Majority net income (loss)                           Ps.     0.5345   Ps.    (0.1449)  Ps.    (0.5921)  $      (0.0529)
                                                              ==============   ==============   ==============   ==============

See accompanying notes to consolidated financial statements.
desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2001, 2002 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2003 and thousands of U.S. dollars ($))

                                                                                                     Earned Surplus
                                                                            Common Stock                  from
                                                     Number       --------------------------------   Restructuring      Retained
                                                    of Shares       Historical       Restatement     of Subsidiary      Earnings
Balances as of January 1, 2001                       700,968,216  Ps.     700,968  Ps.   2,124,579  Ps.          --  Ps.  2,306,108
   Dividends declared and paid                                --               --               --               --        (118,000)
   Earned surplus from restructuring of
    subsidiary                                                --               --               --           68,438              --
   Decrease in equity of minority stockholders
    from restructuring of subsidiary                          --               --               --               --              --
   Consolidated comprehensive income                          --               --               --               --         374,617
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 3, 2001                      700,968,216          700,968        2,124,579           68,438       2,562,725
   Dividends declared and paid                                --               --               --               --        (199,492)
   Consolidated comprehensive income                          --               --               --               --        (101,574)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2002                     700,968,216          700,968        2,124,579           68,438       2,261,659
   Dividends declared and paid                                --               --               --               --         (35,829)
   Consolidated comprehensive income (loss)                   --               --               --               --        (415,033)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2003                     700,968,216  Ps.     700,968  Ps.   2,124,579  Ps.      68,438  Ps.  1,810,797
                                                 ===============  ===============  ===============  ===============  ==============
Balances as of December 31, 2002                     700,968,216  $        62,588  $       189,698  $         6,110  $      201,937
Dividends declared and paid                                   --               --               --               --          (3,199)
Consolidated comprehensive income (loss)                      --               --               --               --         (37,057)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2003                     709,968,216  $        62,588  $       189,698  $         6,110  $      161,681
                                                 ===============  ===============  ===============  ===============  ==============

                                                                                    Adjustment of
                                                                                      Additional
                                                    Cumulative                      Liability for
                                                  Initial Effect    Cumulative        Employee                           Total
                                                   of Deferred       Effect of       Retirement        Minority       Stockholders'
                                                  Income Taxes      Restatement      Obligations       Interest          Equity
Balances as of January 1, 2001                   Ps.  (1,144,105) Ps.    (372,356) Ps.          --  Ps.   2,661,953  Ps.  6,277,147
   Dividends declared and paid                                --               --               --         (402,094)       (520,094)
   Earned surplus from restructuring of
    subsidiary                                                --               --               --               --          68,438
   Decrease in equity of minority stockholders
    from restructuring of subsidiary                          --               --               --         (250,087)       (250,087)
   Consolidated comprehensive income                          --         (204,484)              --           63,362         233,495
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 3, 2001                       (1,144,105)        (576,840)              --        2,073,134       5,808,899
   Dividends declared and paid                                --               --               --         (121,085)       (320,577)
   Consolidated comprehensive income                          --          142,793          (87,164)         145,581          99,636
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2002                      (1,144,105)        (434,047)         (87,164)       2,097,630       5,587,958
   Dividends declared and paid                                --               --               --               --         (35,829)
   Consolidated comprehensive income (loss)                   --          132,160            5,506          122,157        (155,210)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2003                 Ps.  (1,144,105) Ps.    (301,887) Ps.     (81,658) Ps.   2,219,787  Ps.  5,396,919
                                                 ===============  ===============  ===============  ===============  ==============
Balances as of December 31, 2002                 $      (102,154) $       (38,755) $        (7,782) $       187,292  $      498,934
Dividends declared and paid                                   --               --               --               --          (3,199)
Consolidated comprehensive income (loss)                      --           11,800              491           10,907         (13,859)
                                                 ---------------  ---------------  ---------------  ---------------  --------------
Balances as of December 31, 2003                 $      (102,154) $       (26,955) $        (7,291) $       198,199  $      481,876
                                                 ===============  ===============  ===============  ===============  ==============

See accompanying notes to consolidated financial statements.
Desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2001, 2002 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2003 and thousands of U.S. dollars ($))

                                                                  2001          2002          2003        2003
Operating activities:
   Income from continuing operations                          Ps. 587,516   Ps.  78,510   Ps.  23,071   $   2,060
   Add (deduct)- Items which did not require (generate)
    resources-
      Depreciation and amortization                               737,420       778,200       750,105      66,975
      Deferred income taxes                                      (210,146)     (228,494)     (422,072)    (37,686)
      Net cost of employee benefits for the year                   79,948        51,441        93,961       8,389
      Loss for sale and impairment of fixed assets                  6,699        10,388         7,109         635
      Non-cash items from discontinued operations                   1,493        (8,635)        3,014         269
                                                              -----------   -----------   -----------   ---------
         Net resources obtained from results                    1,202,930       681,410       455,188      40,642
   Change in working capital-
    (Increase) decrease in-
      Accounts and notes receivable, net                          446,745        53,381      (232,876)    (20,793)
      Accounts receivable from parent company and related
       parties                                                   (169,224)      542,510      (941,922)    (84,102)
      Inventories, net                                            595,345       (29,413)      126,731      11,315
      Prepaid expenses                                             18,072        19,381         6,111         546
      Trust funds                                                 (58,284)      291,969            --          --
      Current asset from restructuring of subsidiary              104,646            --            --          --
      Current assets of discontinued operations                    25,659        65,775           120          11
    Increase (decrease) in-
      Notes and accounts payable to suppliers, other
       payables and accrued liabilities                          (182,688)     (191,480)     (306,703)    (27,385)
      Accounts payable to related parties                         (17,945)      141,406       (80,079)     (7,150)
      Income taxes, asset taxes and employee profit sharing       175,409       (50,134)     (116,481)    (10,400)
      Short-term liability from restructuring of subsidiary       (38,617)           --            --          --
      Current liabilities of discontinued operations              (31,286)        3,061       (26,278)     (2,346)
                                                              -----------   -----------   -----------   ---------
                                                                  867,832       846,456    (1,571,377)   (140,304)
                                                              -----------   -----------   -----------   ---------
         Net resources generated by (used in) operations
          before other effects                                  2,070,762     1,527,866    (1,116,189)    (99,662)
                                                              -----------   -----------   -----------   ---------
   Income (loss) from discontinued operating activities           (17,150)      (81,325)       31,430       2,806
   Extraordinary item                                                  --       (40,637)           --          --
   Cumulative effect of change in accounting principle                 --            --      (446,366)    (39,855)
                                                              -----------   -----------   -----------   ---------
                                                                  (17,150)     (121,962)     (414,936)    (37,049)
                                                              -----------   -----------   -----------   ---------
         Net resources generated by (used in) operating
          activities                                            2,053,612     1,405,904    (1,531,125)   (136,711)
                                                              -----------   -----------   -----------   ---------
Financing activities:
   Variance in bank loans and current portion of long-term
    debt in real terms                                           (479,091)     (483,718)     (917,662)    (81,936)
   Variance in bank loans and current portion of long-term
    debt from restructuring of subsidiary                        (148,418)           --            --          --
   Decrease in bank loans and current portion of long-term
    debt due to restatement in constant Mexican pesos            (104,304)      (93,705)      (43,416)     (3,876)
   Repayment of long-term debt                                   (429,296)     (138,005)       (5,246)       (468)
   Decrease in long-term debt from restructuring of
    subsidiary                                                    (37,944)           --            --          --
   Monetary effect on long-term debt                              (27,280)       (8,177)         (209)        (19)
   Due to Desc, S.A. de C.V. (Parent Company)                          --            --     1,611,975     143,929
   Dividends paid to majority stockholders                       (118,000)     (199,492)      (35,829)     (3,199)
   Dividends paid to minority stockholders of subsidiaries       (402,094)     (121,085)           --          --

                                                                     (Continued)

                                                                 2001          2002          2003         2003
   Decrease in minority interest from restructuring of
    subsidiary                                                   (250,087)           --            --          --
   Earned surplus from restructuring of a subsidiary               68,438            --            --          --
   Adjustment of additional liability for employee
    retirement obligations                                             --       (87,164)        5,506         492
   Adjustment to additional liability for employee
    retirement obligations - minority interest                         --       (13,058)       (3,415)       (305)
   Deferred income taxes                                         (214,846)       38,767      (111,997)    (10,000)
   Deferred income taxes from restructuring of subsidiary         (94,661)           --            --          --
   Financing activities of discontinued operations                 (9,003)         (720)           --          --
                                                              -----------   -----------   -----------   ---------
            Net resources generated by (used in) financing
             activities                                        (2,246,586)   (1,106,357)      499,707      44,618
                                                              -----------   -----------   -----------   ---------
Investing activities:
   Additions to property, plant and equipment                    (333,104)     (806,046)     (556,810)    (49,716)
   Net book value of retirements of property, plant and
    equipment                                                     200,867       169,368       264,796      23,644
   Cumulative effect of change in accounting policy in
    property, plant and equipment                                      --            --       676,312      60,386
   Decrease in property, plant and equipment from
    restructuring of subsidiary                                   269,327            --            --          --
   Other assets                                                  (128,040)      101,715        (8,624)       (770)
   Other assets from restructuring of subsidiary                   11,431            --            --          --
   Decrease in employee retirement obligation intangible
    asset                                                              --       157,489       (12,954)     (1,157)
   Investing activities of discontinued operations                 (2,243)        5,499        91,915       8,207
                                                              -----------   -----------   -----------   ---------
         Net resources generated by (used in) investing
          activities                                               18,238      (371,975)      454,635      40,594
                                                              -----------   -----------   -----------   ---------
         Net increase (decrease) in cash and temporary
          investments                                            (160,866)      (72,428)     (576,783)    (51,499)
   Decrease in cash and temporary investments from
    restructuring of subsidiary                                   (13,870)           --            --          --
   (Increase) decrease in cash and temporary investments
    of discontinued operations                                     32,533         8,024            --          --
   Cash and temporary investments at the beginning of the
    year                                                          928,489       786,286       721,881      64,454
                                                              -----------   -----------   -----------   ---------
         Cash and temporary investments at the end of the
          year                                                Ps. 786,286   Ps. 721,881   Ps  145,098   $  12,955
                                                              ===========   ===========   ===========   =========
Supplemental cash flow disclosures:
         Income and asset taxes paid                          Ps. 419,982   Ps. 421,083   Ps  250,626   $  22,378
                                                              ===========   ===========   ===========   =========
         Employee profit sharing paid                         Ps. 104,638   Ps. 111,063   Ps   78,921   $   7,047
                                                              ===========   ===========   ===========   =========
         Interest paid                                        Ps. 197,519   Ps. 104,945   Ps   69,895   $   6,241
                                                              ===========   ===========   ===========   =========

                                                                     (Concluded)
See accompanying notes to consolidated financial statements.
Unil, S.A. de C.V.y Subsidiarias
Notas a los estados financieros consolidados al 31 de diciembre de 1998, 1999 y 2000 Expresadas en miles de pesos (Ps.) de poder adquisitivo del 31 de diciembre de 2000 y miles de dolares americanos ($)
Desc Automotriz, S.A. de C.V. and Subsidiaries
(A Wholly-Owned Subsidiary of Desc, S.A. de C.V.)
Notes to Consolidated Financial Statements
For the years ended December 31, 2001, 2002 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of
December 31, 2003 and thousands of U.S. dollars ($))
1.   Activities and significant events
     Activities - Desc Automotriz, S.A. de C.V. (DESC AUTOMOTRIZ or the Company) is a subsidiary of Desc, S.A. de C.V. (DESC), representing the automotive parts segment, and is the majority stockholder of a group of companies engaged mainly in the manufacturing and distribution of pick-up truck bodies, pistons, axles, transmissions, constant velocity and propeller shafts, universal joints, gears, cardans joints, steel wheels and other parts, as well as the manufacture of spare parts and accessories for the automotive industry.
     Significant events -
     a. The economic decline experienced by the automotive industry in the United States of America and Mexico in 2001, 2002 and 2003 resulted in a decrease in customer demand for original equipment and spare parts, as well as the termination of some contractual agreements. A decrease in sales to Daimler Chrysler contributed to a significant decrease in sales and operating margins of the Company. During 2002 and 2003 DESC began two new programs "Evolucion" and "Evolucion II". The objectives of these programs are to i) review the company's investment portfolio to maximize profitable investments and ii) to align the operating structure of the Company with market demands. Consequently, the Company decided to shut down the spark plug and electrical part plants due to the low profitability of those businesses and began a personnel reduction program that continues during 2003 (see Notes 19 and 20).
     b. In the Extraordinary General Stockholder Meeting held on November 27, 2002, the stockholders approved a change in the name of the Company from Unik, S.A. de C.V. to Desc Automotriz, S.A. de C.V. effective as of that date.
     c. On October 18, 2001, a shareholder restructuring took place at Moresa, S.A. de C.V. (MORESA) a Subsidiary which engages in the manufacturing of pistons, bolts and followers/valve lifters, and the sale of automotive engine components. Such restructuring consisted of the exchange of MORESA equity in Forjas y Maquinas, S.A. de C.V. (FOMASA), representing 60% of the capital stock, for 40% of the equity in Pistones Moresa, S.A. de C.V., Morestana, S.A. de C.V. and Comercializadora Moresa, S.A. de C.V. held by TRW, Inc. (TRW). This resulted in the Company increasing its current equity holdings in MORESA to 96.3%, and the termination of the Company's association/joint venture with TRW. Additionally, in this transaction the Company recognized a capital surplus of Ps. 68,438, resulting from the increase in its participation in the equity of MORESA and a reduction in TRW's minority shareholding of Ps. 250,086.
2.   Basis of presentation
     The consolidated financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("MEX GAAP"), which differ in certain significant aspects from the accounting principles generally accepted in the United States of America ("US GAAP"). See Note 25 for an explanation of the differences and Note 26 for the reconciliation of MEX GAAP to US GAAP.
     a. Convenience translation - The translation of Mexican pesos into US dollars is included exclusively for the convenience of the reader, using the exchange rate at December 31, 2003 of 11.1998 Mexican pesos per US dollar. The convenience translations should not be construed as representations that the amounts in Mexican pesos have been, could have been or could in the future be translated into US dollars at this or any another rate of exchange. The statement of operations in U.S. dollars that is prepared monthly by the Company is presented in nominal Mexican pesos and converted at the average exchange rate of the corresponding month. Therefore, they differ from the accompanying financial statements.
     b. Consolidation of financial statements - The accompanying consolidated financial statements include those of DESC AUTOMOTRIZ and its subsidiaries, whose shareholding percentage in their capital stock is shown below for the more significant subsidiaries. Intercompany balances and transactions have been eliminated in these consolidated financial statements.
          The Company's principal subsidiaries are:
                                                                        % of
                                                                      Ownership
          Spicer, S. A. de C. V. and subsidiaries                         51.19
          Moresa, S. A. de C. V. and subsidiaries                         96.31
          Hayes Wheels de Mexico, S. A. de C. V. and subsidiaries         59.99
          Velcon, S. A. de C. V.                                          51.05
          Pintura, Estampado y Montaje, S. A. de C. V.                    99.99
          Desc Automotriz Comercializadora, S. A. de C. V.                99.99
          The equity in results of operations and changes in equity of the subsidiaries acquired or sold during the year are included in the financial statements through or from the date on which the transactions were carried out and are restated in terms of the purchasing power of the Mexican pesos as of the latest year presented.
     c. Translation of financial statements of foreign subsidiaries - To consolidate the financial statements of the foreign subsidiaries, Transmissions Technologies Corporation (TTC) and Uniko, Inc, whose operations are an integral part of the Company, the foreign currency financial statements are remeasured into Mexican pesos with the resulting remeasurement gain or loss included in integral financing cost within the consolidated statements of operations. For remeasurement purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities (ii) the historical exchange rate for nonmonetary assets and liabilities (iii) the exchange rate in effect at the date the contributions were made for common stock (iv) the average exchange rate of each month and restated at year-end for revenues and expenses. The resulting translated Mexican peso amounts are then restated to Mexican pesos of purchasing power of the most recent balance sheet date presented using the National Consumer Price Index (NCPI). The effects of the conversion, which are not considered significant in 2003, 2002 and 2001, are included in the statements of operations as part of the exchange gain or loss in the integral financing cost.
     d. Comprehensive income (loss) - Comprehensive income (loss) presented in the accompanying consolidated statement of changes in stockholders' equity is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with MEX GAAP, are recorded directly in stockholders' equity without affecting the consolidated statements of operations. In 2001, 2002 and 2003, other comprehensive income (loss) includes the effect of gain or loss from holding nonmonetary assets and, in 2002 and 2003, the adjustment of the additional liability for employee retirement obligations.
     e. Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2001 and 2002 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.
3.   Summary of significant accounting policies
     The accounting policies followed by the Company and subsidiaries are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation the some of the balances included in the consolidated financial statements and to make the disclosures required for inclusion therein. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:
     a. New accounting policies - The Company early adopted the provisions of new Bulletin C-15, "Impairment of Long-lived Assets and Their Disposal" ("C-15"). C-15 establishes, among other issues, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Entities must determine the possible loss from impairment unless they have conclusive evidence that the indicators are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company performed impairment tests on certain of its long-lived assets and determined that the net present value of certain property, plant and equipment was less than its carrying amount. Accordingly, the Company recorded and impairment of the value of such property, plant and equipment in the amount of Ps. 676,312 of the value of such property, plant and equipment of certain subsidiaries, a decrease in the deferred income tax liability of Ps.229,946, and a net charge to results of the period of Ps.446,366, which is presented as a "Cumulative effect of change in accounting principle" in the consolidated statements of operations. Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, "Intangible Assets" ("C-8"), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, under the former Bulletin C-8 will continue to be amortized according to the provisions of that Bulletin. The adoption of C-8 did not have a material effect on the Company's financial position, results of operations or cash flow.
          Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a material effect on the Company's financial position, results of operations or cash flow.
     b. Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.
     c. Temporary investments - Temporary investments are stated at the lower of acquisition cost plus accrued yields, or market value, yields are recorded in the statement of operations.
     d. Inventories and cost of sales - Inventories are originally recorded at direct acquisition or production cost adjusted at the end of each year to the full absorption costing method through the capitalization of fixed expenses applicable to the inventories and subsequently restated to the lower of replacement cost or market, without exceed their fair value. Cost of sales is restated using replacement cost at the time of the sale.
     e. Property, plant and equipment - Property, plant and equipment are initially recorded at acquisition cost and restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date.
          If the restatement of all property, plant and equipment of foreign origin had been calculated using the NCPI, the net value of fixed assets as of December 31, 2002 and 2003 would have increased by Ps.287,763 and Ps.70,251, respectively, and the depreciation for the years ended December 31, 2001, 2002 and 2003 would have increased by Ps.95,164, Ps.87,722 and Ps.31,307, respectively.
          Depreciation of property, plant and equipment is calculated based on the assets' average restated value of the year, using the straight-line method (considering a salvage value that fluctuated between 5% to 10%) based on the estimated remaining useful lives of the related assets.
     f. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.
     g. Goodwill - Goodwill results from acquisitions made by the Company at prices greater than the recorded value at the date of acquisition. It is restated using the NCPI, and is being amortized over four years. The amortization recorded in operating expenses in 2001 and 2002 it was Ps.19,212 and in 2003 was Ps.16,223.
     h. Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized because they can be renewed at a reduced cost. However, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over ten years.
     i. Impairment of long-lived assets in use - The Company reviews potential impairments to its long-lived assets in use, when ever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is defined as the greater of the net present value of the future net cash flows or the net selling price upon disposal. Impairment is recorded when the carrying amounts of assets exceeds their recoverable value.
     j. Warranties - The Company has established warranty reserves that are estimated as a function of the contractual obligations arising at the time sales are made over an average period of two years and based on the experience of warranties granted.
     k. Start-up costs - These relate to expenses incurred in connection with the acquisition of new production lines and are amortized over a four-year period, the term over which the benefit from the investment is expected to be realized. The amount amortized in 2001 and 2003 amounted to Ps.16,462 and Ps.7,202, respectively.
     l. Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.
     m. Income tax, asset tax and employee statutory profit-sharing - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.
          The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.
     n. Employee retirement obligations - Seniority premiums, pension plans and payments that are similar to pensions, are recognized as costs over employee years of service calculated by independent actuaries using the projected unit credit method using real interest rates. Accordingly, the liability accrued at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.
     o. Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of integral financing cost in the consolidated statements of operations.
     p. Cumulative effect of restatement - The insufficiency in the restatement of stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets, which resulted from restating certain nonmonetary assets above (below) inflation, less the related deferred income tax effect.
     q. Revenue recognition - Revenues are recognized when the products are shipped or delivered to the client and the client assumes title to the products.
     r. Integral financial result - This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.
     s. Earnings per share - Basic earnings (loss) per share is calculated by dividing the net income (loss) of majority stockholders' by the weighted average number of shares outstanding during the year.
4.   Cash and temporary investments
                                                    2002          2003
Cash                                             Ps. 146,068   Ps. 104,373
Investments with maturities of less than three
 months                                              259,050        40,725
Technology and training trust funds to be used
within three months                                  316,763            --
                                                 -----------   -----------
                                                 Ps. 721,881   Ps. 145,098
                                                 ===========   ===========
     As of December 31, 2002, the technology and training trust funds held in trust, which would be exercised within three months during 2003 were classified as cash.
5.   Accounts and notes receivable
                                                     2002           2003
Customers                                        Ps. 604,152   Ps.   803,291
Allowance for doubtful accounts                       (4,639)         (3,358)
                                                 -----------   -------------
                                                     599,513         799,933
Creditable value-added taxes                          46,333          59,219
Recoverable income and asset taxes                    93,384          98,071
Other debtors                                         36,111          54,465
Officers and employees                                 5,515           2,044
                                                 -----------   -------------
                                                 Ps. 780,856   Ps. 1,013,732
                                                 ===========   =============
     The movements of the allowance for doubtful accounts are as follows:
                                                     2002          2003
Balance at the beginning of the year             Ps.   6,345   Ps.  4,639
Provision for the year                                    --        1,576
Provision used in the year                            (1,365)      (2,679)
Restatement of initial balance                          (341)        (178)
                                                 -----------   ----------
Balance at the end of the year                   Ps.   4,639   Ps.  3,358
                                                 ===========   ==========
     During 2002 and 2003, certain subsidiaries sold commercial paper without recourse at an average financial cost of 4.5% and 4.77%, respectively, and terms ranging between 20 and 26 days in 2002 and 15 and 52 days in 2003, with two financial institutions. As of December 31, 2002 and 2003, the balances of commercial paper sold without recourse amounted to $34.7 and $30.4 millions, respectively.
6.   Inventories
                                                      2002            2003
Finished goods and work-in-process               Ps.   513,692   Ps.   478,762
Raw materials an indirect materials                    556,478         580,323
                                                 -------------   -------------
                                                     1,070,170       1,059,085
Allowance for slow-moving and obsolete items           (12,445)        (21,622)
                                                 -------------   -------------
                                                     1,057,725       1,037,463
Advances to suppliers                                      856           1,051
Merchandise-in-transit                                  48,271          48,414
                                                 -------------   -------------
                                                 Ps. 1,106,852   Ps. 1,086,928
                                                 =============   =============
     The movements of the allowance for slow-moving and obsolete inventories are as follows:
                                                    2002         2003
Balance at the beginning of the year             Ps. 21,788   Ps. 12,445
Provision for the year                                2,291       13,514
Provision used in the year                          (10,461)      (3,860)
Restatement of the initial balance                   (1,173)        (477)
                                                 ----------   ----------
Balance at the end of the year                   Ps. 12,445   Ps. 21,622
                                                 ==========   ==========
7.   Property, plant and equipment
                                                                 Annual
                                                              depreciation
                                  2002             2003           rates
Buildings and installations   Ps. 2,820,204   Ps. 2,851,550              5%
Machinery and equipment          10,062,806       9,950,994              8%
Transportation equipment             53,717          44,854             25%
Furniture and fixtures              234,650         197,287             10%
                              -------------   -------------
                                 13,171,377      13,044,685
Accumulated depreciation         (7,916,908)     (8,410,733)
                              -------------   -------------
                                  5,254,469       4,633,952
Projects in progress                571,672         363,828
Land                                424,106         418,311
Investment properties               277,431         134,818
                              -------------   -------------
                              Ps. 6,528,678   Ps. 5,550,909
                              =============   =============
     The Company continues to evaluate all idle assets, to determine their possible use or disposal in the short-term.
     Temporarily idle assets amounted to Ps. 257,709 and Ps.41,142 in 2002 and 2003, respectively, and permanently idle assets amounted to Ps. 121,327 and Ps.457,171 in 2002 and 2003, respectively.
     During 2001, 2002 and 2003, certain subsidiaries entered into machinery sales agreement without the obligation to repurchase with a financial institution. On that same date, a machinery lease agreement (see note 21) covering the same machinery was entered into, as follows:
     Date of
   transaction     Maturity      Amount      Lease payments  Interest rate
June 29, 2001       5 years  $18.7 millions     Quarterly              1.5%
December 19, 2002   7 years  $11.8 millions     Quarterly              3.7%
March 27, 2003      7 years   $3.1 millions     Quarterly              3.7%
August 19, 2003     7 years  $12.2 millions     Quarterly      3.4% to 3.7%
     Below is a summary of investment properties at their estimated realizable value at December 31, 2002 and 2003:
                                         2002          2003
Buildings                            Ps. 273,143   Ps. 172,380
Land                                     176,093        67,390
Accumulated depreciation                (171,805)     (104,952)
                                     -----------   -----------
                                     Ps. 277,431   Ps. 134,818
                                     ===========   ===========
     The annual average depreciation rate of buildings in 2002 and 2003 was 5%. At December 31, 2002 and 2003, the fair value of investment properties determined by an external appraiser amounts to Ps. 322,396 and Ps.153,931, respectively.
     As of December 31, 2003, property, machinery and equipment of certain subsidiaries, are designated as collateral for the long term-debt of Desc, S.A. de C.V. (holding company). See Note 16.
8.   Other assets
                                                                      Annual
                                                                   Amortization
                                            2002          2003         Rate
Contributions to the technology trust
 fund                                    Ps.      --  Ps.   3,351            --
Prepaid contribution of employee
 benefits (see Note 12)                       55,142           --            --
Installation and preoperating expenses,
 net                                          45,721       39,573            10%
Development expenses and start-up cost,
 net                                          24,681       39,969     20% to 25%
Goodwill                                      31,664       14,564            25%
Other assets to be amortized                  37,119        3,065     20% to 25%
Other assets not amortized                    43,075       44,156            --
                                         -----------  -----------
                                         Ps. 237,402  Ps. 144,678
                                         ===========  ===========
9.   Trust funds
     The Company has a trust fund with Banco Santander Mexicano, S.A. as trustee, to earmark funds for research and development of technology. The Company is authorized to make use of these funds for specific purposes, and the fund may be increased by future contributions in accordance with the provisions in the contract, or by interest, dividends and capital gains earned by the fund. At December 31, 2002 and 2003, the unused amounts of the fund were Ps.179,225 and Ps.3,351, respectively.
     The Company also had a similar trust fund through a contract with Banco Santander Mexicano, S.A., whose funds were utilized for the training of personnel. The terms governing this trust were similar to those of the technology trust. As of December 31, 2002 unused amounts of the fund were Ps.137,538, which were disposed of in full during 2003.
10.  Other payables and accrued liabilities
                                                       2002            2003
Taxes payable                                      Ps.   143,850  Ps.   107,670
Other debtors                                            138,260        120,966
Royalties                                                 31,480         15,321
Guarantee reserves                                        21,300         91,845
Interest payable                                           7,900          2,720
Other accounts payable                                    39,746         22,992
                                                   -------------  -------------
                                                   Ps.   382,536  Ps.   361,514
                                                   =============  =============
11.  Long-term debt
     The current portion of the long-term debt and short-term bank loans are comprised as follows:
                                                       2002            2003
Current portion of the long-term debt for loans,
 payable in pesos at Libor plus 1.00% interest
 rate. The three month Libor rate as of December
 31, 2002 was 1.38%                                Ps.    11,177  Ps.        --
Other bank loans in payable in US dollars with
 variable interest rates from 2.18% to 7.75% at
 December 31, 2003 and 2002, respectively              1,123,087        173,186
                                                   -------------  -------------
                                                   Ps. 1,134,264  Ps.   173,186
                                                   =============  =============
     Since most agreements establish variable interest rates (monthly, quarterly and semiannually) and there has been no significant variance with respect to the fixed interest rate on agreements, it is considered that the loans are recorded at fair value.
12.  Employee retirement obligations
     The employee benefit obligation relates to the pension plan that will cover the pension and seniority premiums due upon retirement. The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method. The amount of the pension liability is as follows:
                                                       2002            2003
Projected benefit obligation (PBO)                 Ps.   495,292  Ps.   552,981
Plan assets at fair value                                274,023        293,204
                                                   -------------  -------------
Unfunded projected benefit obligation                   (221,269)      (259,777)
Unrecognized net transition obligation                  (114,423)      (110,020)
Unrecognized variances in assumptions                    390,834        341,198
                                                   -------------  -------------
Net projected asset (liability)                    Ps.    55,142  Ps.   (28,599)
                                                   =============  =============
     As of December 31, 2002 and 2003, the amount of the accumulated benefit obligation (ABO) (equal to the PBO without projecting the salaries at the retirement date) exceeds the amount of current funds by Ps.170,373 and Ps.156,306 respectively, which was recognized as an additional liability under the heading of "Other long-term liabilities" as well as a deferred asset charge, net of the deferred income tax, of Ps.87,164 and Ps.81,658, respectively. As of December 31, 2002 and 2003, the amount of the additional liability exceeds the sum of the transition liability to be amortized plus the prior services and the modifications to the plan, for which excess was recorded in the account "adjustment of additional liability for employee retirement obligations" in stockholders' equity.
     The net periodic pension cost is as follows:
                                         2001           2002          2003
Service cost                        Ps.    40,084  Ps.    27,033  Ps.    22,942
Amortization of transition assets          36,823         28,324         25,245
Amortization of variances
 in assumptions                            (6,439)        (6,500)        (6,626)
Interest cost                              31,799         24,382         21,018
                                    -------------  -------------  -------------
                                          102,267         73,239         62,579
                                    -------------  -------------  -------------
Less- Actual return on plan assets        (22,319)       (21,798)       (19,554)
Effect of reduction and
 anticipated extinguishments of
 employee retirement obligation                --             --         49,881
                                    -------------  -------------  -------------
Net periodic cost                   Ps.    79,948  Ps.    51,441  Ps.    92,906
                                    =============  =============  =============
     The real rates used in calculations of the actuarial present value during 2001, 2002 and 2003 are as follows:
Funds rate yield                                7%
Interest rate                                   5%
Salary increase rate                          5.7%
     The changes in the PBO for the pension liability are show below:
                                                       2002            2003
Opening balance                                    Ps.   565,160  Ps.   495,292
Service cost                                              27,033         22,942
Financial cost                                            28,324         25,243
Actuarial gain (loss)                                   (125,225)         9,504
                                                   -------------  -------------
   Final balance                                   Ps.   495,292  Ps.   552,981
                                                   =============  =============
     The changes in the net projected asset (liability) is as follows:
                                                       2002            2003
Opening balance                                    Ps.    91,234  Ps.    55,142
Provision for the year                                   (51,441)       (92,906)
Contributions to the fund                                 23,244             --
Actuarial (loss) gain                                     (7,895)         9,165
                                                   -------------  -------------
   Final balance                                   Ps.    55,142  Ps.   (28,599)
                                                   =============  =============
     The changes in the plan assets are shown below:
                                                       2002            2003
Opening balance                                    Ps.   325,537  Ps.   274,023
Contributions to the fund                                 23,244             --
Actual return on plan assets                              21,798         19,554
Special payments for the reduction of personnel          (50,507)       (51,483)
Actuarial (loss) gain                                    (46,049)        51,110
                                                   -------------  -------------
   Final balance                                   Ps.   274,023  Ps.   293,204
                                                   =============  =============
     The amortization period for unamortized items is as follows:
                                                          Remaining Years
                                                       2002            2003
Transition liability                                     19              18
Variances in assumptions                                 18              17
13.  Stockholders' equity
     In the General Ordinary Stockholders' Meeting held on July 3, 2001, the shareholders approved the payment of dividends of Ps.118,000 (Ps.105,145 at nominal value) on July 13, 2001, through a partial reduction of the account receivable from DESC.
     In the General Annual Ordinary Stockholders' Meeting held on July 1, 2002, dividends of Ps.125,799 (at nominal value of Ps. 117,810) were declared and approved, paid in cash on July 23, 2002.
     In the General Annual Ordinary Stockholders' Meeting held on October 23, 2002, dividends of Ps.73,693 (at nominal value of Ps. 70,000) were declared and approved, paid in cash on the same date.
     In the General Ordinary Stockholders' Meeting held on June 15, 2002, the shareholders approved payment of dividends from the subsidiary Velcon, S.A. de C.V. Dividends were paid, in cash on the same date, from majority and minority stockholders' equity in the amounts of Ps.126,289 and Ps.121,085 respectively, (Ps.117,930 and Ps.113,070 at nominal value).
     In the General Annual Ordinary Stockholders' Meeting held on April 9, 2003, dividends of Ps.35,829 (at nominal value of Ps.35,000) were declared and approved, paid in cash on the same date.
     As of December 31, 2002 and 2003, the capital stock is comprised as follows:
                                                       Shares        Amount
Fixed
   Nominative Series "A" shares with a par value
    of one Mexican peso each, which may only be
    acquired by Mexican companies or individuals          25,500  Ps.        26
   Nominative Series "B" shares with a par value
    of one Mexican peso each, which are of
    unrestricted subscription                             24,500             24
Variable-
   Nominative Sub-series "A" shares with a par
    value of one Mexican peso each, which may only
    be acquired by Mexican companies or
    individuals                                      357,468,291        357,468
   Nominative Sub-series "B" shares with a par
    value of one Mexican peso each, which are of
    unrestricted subscription                        343,449,925        343,450
                                                     -----------  -------------
                                                     700,968,216  Ps.   700,968
                                                     -----------  -------------
     Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
     The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders' during the existence of the Company, except in the form of a stock dividend. At December 31, 2002 and 2003, the legal reserve of DESC AUTOMOTRIZ has a nominal value of Ps.126,143, respectively, and is included in retained earnings.
     The balances of the stockholders' equity tax accounts as of December 31, are:
                                                        2002            2003
Contributed capital account                        Ps. 2,737,661  Ps. 2,846,346
Net tax income account                                   291,988        267,588
                                                   -------------  -------------
   Total                                           Ps. 3,029,649  Ps. 3,113,934
                                                   =============  =============
14.  Foreign currency balances and transactions
     The Company valued its foreign currency assets and liabilities, represented mainly by US dollars, at the exchange rates effective at December 31, 2002 and 2003 of 10.3613 and 11.1998 Mexican pesos per US dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.
     a The foreign currency position at the end of 2002 and 2003 consists of the following:
                                                            US Dollars
                                                   ----------------------------
                                                        2002            2003
Current assets                                     $      60,117  $     127,014
                                                   -------------  -------------
Current liabilities
   Interest free                                          58,563         54,230
   Interest bearing                                      118,488         15,794
Long-term liability (interest bearing)                       506        143,929
                                                   -------------  -------------
                                                         177,557        213,953
                                                   -------------  -------------
   Net monetary liability position in foreign
    currency                                       $     117,440  $      86,939
                                                   =============  =============
          At January 23, 2004, date of the issuance of the consolidated financial statements, the unaudited foreign exchange position was similar to that at year-end, and the sale exchange rate was 10.8213 Mexican pesos per US dollar.
     b Nonmonetary assets of foreign origin at December 31, 2001 and 2002 are as follows:
                                                        2002            2003
Inventories                                        $      35,123  $      60,087
Machinery and equipment                                  282,117        248,252
                                                   -------------  -------------
                                                   $     317,240  $     308,339
                                                   =============  =============
     c During the years ended December 31, 2001, 2002 and 2003, the Company had the following significant transactions in foreign currency, which are recorded at the exchange rate as of the date the transaction took place. Foreign currency transactions, which include those executed in Mexico and denominated in US dollars, as well as those of foreign subsidiaries, are as follows:
                                                    U.S. Dollars
                                         2001           2002           2003
Direct export sales                 $     444,618  $     293,798  $     321,994
Indirect export sales under
 agreement                                119,234        181,728        105,356
Sales of foreign subsidiaries              67,255         49,962         47,410
                                    -------------  -------------  -------------
                                          631,107        525,488        474,760
Less-
Raw material purchases                   (287,161)      (240,873)      (187,701)
Purchases and expenses of foreign
 subsidiaries                             (45,002)       (29,281)       (36,354)
                                    -------------  -------------  -------------
                                    $     298,944  $     255,334  $     250,705
                                    =============  =============  =============
Interest income                     $       4,148  $       4,238  $          49
Interest expense                          (15,096)        (5,147)        (4,435)
                                    -------------  -------------  -------------
Net                                 $     (10,948) $        (909) $      (4,386)
                                    =============  =============  =============
Technical assistance                $      (6,997) $      (3,132) $      (8,187)
                                    =============  =============  =============
Other expense, net                  $      (8,413) $      (2,412) $      (7,763)
                                    =============  =============  =============
15.  Balances and transactions with holding company and related parties
     The Company had the following transactions with related parties, carried out in the ordinary course of business at market value.
                                         2001           2002           2003
Income-
  Sales                             Ps.   473,294  Ps.   435,433  Ps. 1,165,824
                                    =============  =============  =============
  Interest                          Ps.    30,945  Ps.    33,048  Ps.    28,489
                                    =============  =============  =============
  Rent                              Ps.     1,496  Ps.     1,477  Ps.     1,490
                                    =============  =============  =============
  Other                             Ps.        --  Ps.     5,073  Ps.     2,412
                                    =============  =============  =============
Expenses-
  Purchases                         Ps.   643,781  Ps.   388,658  Ps.   255,366
                                    =============  =============  =============
  Technical assistance              Ps.    25,605  Ps.    36,625  Ps.    30,486
                                    =============  =============  =============
  Services                          Ps.    59,492  Ps.   122,808  Ps.   172,693
                                    =============  =============  =============
  Other                             Ps.    23,364  Ps.    20,918  Ps.    34,839
                                    =============  =============  =============
     Balances receivable and payable with related parties are as follows:
                                                       2002           2003
Accounts receivable-
   Desc, S.A. de C.V. (parent company)             Ps.        --  Ps.   972,458
   Dana Corporation                                       21,643             --
   GKN Automotive International GMBH                       8,601             --
   Other                                                     292             --
                                                   -------------  -------------
                                                   Ps.    30,536  Ps.   972,458
                                                   =============  =============
Accounts payable -
   Desc S.A. de C.V. (parent company)              Ps.   114,870  Ps.        --
   Desc Corporativo, S.A. de C.V.
    (formerly Promocion y Control, S.A. de C.V.)          10,241             --
   Dana Corporation                                           --         40,844
   Hayes Lemmerz International, Inc.                      17,009         41,767
   Glaezner Spicer, S.A.                                   5,519             --
   Delphi Energy                                           6,121             --
   GKN & affiliated                                        9,072          2,619
   Other                                                   3,950          1,473
                                                   -------------  -------------
                                                   Ps.   166,782  Ps.    86,703
                                                   =============  =============
16.  Long-term liability with Desc, S.A. de C.V. (parent company)
     On December 23, 2003, DESC restructured approximately $720 million, the majority of its financial liabilities. As part of the negotiated conditions, the Company and several of its subsidiaries became jointly and severally liable for and guarantors of such liabilities. The agreement designates certain fixed assets and the shares of the Company and certain other subsidiaries as guarantees.
     Consequently, the Company and its subsidiaries are now subject to a series of obligations and restrictions, including limitations regarding fundamental changes, the sale of and investment in property, plant and equipment, lease transactions and the payment of dividends, among others. Similarly, at that date, the Company signed a debt assignment contract with DESC, through which it undertook to settle the liabilities of DESC under their original terms and conditions contracted with creditor banking institutions.
     The main terms and conditions are:
                                                   Thousands of
                                                        US          Interest
Maturity                                              Dollars         Rate
2004 (current portion)              Ps.   349,294  $      31,188           5.12%
                                    =============  =============
Long-term
   2005                             Ps.   126,278  $      11,275  4.16% to 5.17%
   2006                                   378,801         33,822  4.16% to 5.17%
   2007                                   378,801         33,822  4.16% to 5.17%
   2008                                   378,801         33,822  4.16% to 5.17%
                                    -------------  -------------
                                    Ps. 1,262,681  $     112,741
                                    =============  =============
17.  Income taxes, tax on assets and employee statutory profit-sharing
     The Company is subject to income taxes (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices, and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the result from monetary position. Until 2001, the income tax rate was 35%, with the obligation, through that date, to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a short-term liability.
     The tax rate was 35% in 2001 and 2002 and 34% in 2003 and will be reduced by one percentage point each year until reaching 32% in 2005. As well, in 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.
     IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.
     As of December 31, 2003, certain subsidiary companies had tax loss carryforwards for ISR purposes and recoverable IMPAC, indexed through December 31, 2003, which will be further indexed for inflation through the year in which they are applied or recovered, as follows:
                                      Restated
                                       Tax Loss     Recoverable
Maturity                            Carryforwards   Asset Taxes
  2004                              Ps.   140,433  Ps.     5,060
  2005                                    141,601          2,747
  2006                                      1,045          7,560
  2007                                      5,946          1,473
  2008                                    102,067          7,870
  2009                                     40,493         27,572
  2010                                     89,737         45,720
  2011                                    459,591         49,657
  2012                                    199,167         44,846
  2013                                    356,082         36,845
                                    -------------  -------------
                                    Ps. 1,536,162  Ps.   229,350
                                    =============  =============
     Income for employee profit sharing purposes excludes the annual inflationary adjustment and unrealized exchange gains or losses, and depreciation is based on historical rather than restated values.
     In accordance with the Mexican Income Tax Law, the Company files its income and asset taxes in the consolidated income and asset tax returns of DESC. Deferred income taxes - The tax effects of the temporary differences that generated deferred tax liabilities (assets), in accordance with Bulletin D-4, are the following:
                                                       2002           2003
Property, plant and equipment                      Ps. 1,130,357  Ps.   833,915
Inventories                                              351,925        333,566
Reserves                                                 (41,132)       (83,745)
Tax loss carryforwards                                  (302,571)      (515,806)
Recoverable tax on assets                               (214,865)      (229,350)
Other                                                     26,530         (1,241)
Allowance for tax losses and recoverable asset
 taxes that may not be applied or recovered              123,802        202,638
                                                   -------------  -------------
                                                   Ps. 1,074,046  Ps.   539,977
                                                   =============  =============
     The favorable effect derived from the decrease in the income tax rate in 2002 and 2003 was Ps.74,502 and Ps.41,234, respectively, which was recorded as reduction to the provision for the year.
     The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and employee statutory profit-sharing is as follows:
                                       2001          2002          2003
Statutory rate                            35.0%         35.0%         34.0%
   Add (deduct) the effect of
    permanent differences.
     Non - deductible items                5.1%         16.6%       (339.8)%
     Non-taxable income                    0.3%        (15.1)%       424.3%
     Allowance for tax loss
      carryforwards and
      recoverable asset tax                 --          15.3%        278.4%
     Income tax rate reduction
      effect                              (7.5)%        (0.2)%       145.6%
     Others                               (4.8)%         5.9%       (118.5)%
                                    ----------    ----------    ----------
Effective rate                            28.1%         57.5%        424.1%
                                    ==========    ==========    ==========
18.  Contingencies
     At December 31, 2002, the subsidiary Hayes Wheels Acero, S.A. de C.V. and partner Hayes Lemmerz Int. were negotiating claims made by its customer Nissan Mexicana, S.A. de C.V. (NISSAN) regarding defective steel wheel rims. Accordingly, at that date, the Company recorded a provision of $2.1 million to cover the payment proposed by the Company to settle this contingency.
     During 2003, the Company and Hayes Lemmerz Int. reached an agreement with NISSAN to settle this contingency, whereby the Company agreed to pay $7.0 million under an established payment plan. At December 31, 2003, the outstanding balance was recorded as a warranty liability of $2.7 million, with the final expiration date in May 2004.
19.  Discontinued operations
     On June 30, 2002, the management of the Company decided to shut down the plants dedicated to the manufacture of spark plugs and automotive electrical parts. A summary of statements of income for the years ended of December 31, 2001, 2002 and 2003 is as follows:
                                         2001           2002          2003
Revenues from discontinued
 operations                         Ps.   170,767  Ps.    69,045  Ps.        --
Costs and expenses                        180,597         95,386          8,728
Integral financing cost                     2,045          2,908          3,292
Gain on sale of property                       --             --        (72,638)
Other expenses (income)                    12,368         73,243         (1,403)
Current and deferred income tax
 and employee statutory profit-
 sharing                                   (7,093)       (21,167)        30,591
                                    -------------  -------------  -------------
Income (loss) from discontinued
 operations                         Ps.   (17,150) Ps.   (81,325) Ps.    31,430
                                    =============  =============  =============
     As of December 31, 2003, the Company is still in the process of selling a facility and certain machinery and equipment related to these discontinued operations. Such property is recorded at a carrying value less than the selling price.
20.  Analysis of extraordinary items
                                         2001           2002          2003
Severance indemnities from
 restructuring                      Ps.        --  Ps.   (62,848) Ps.        --
Less related income tax effect                 --         21,211             --
                                    -------------  -------------  -------------
                                    Ps.        --  Ps.   (40,637) Ps.        --
                                    =============  =============  =============
21.  Lease commitments
     As of December 31, 2002 and 2003, the Company had operating lease for equipment commitments amounting to Ps. 308,865 and Ps.487,240, whose maturity dates are as follows:
                Maturity                 2002          2003
2003                                Ps.    46,750  Ps.        --
2004                                       53,966        107,415
2005                                       67,010        110,521
2006                                       61,905         97,968
2007                                       16,536         46,158
2008                                       16,536         45,894
2009                                       46,162         45,894
2010                                           --         33,390
                                    -------------  -------------
                                    Ps.   308,865  Ps.   487,240
                                    =============  =============
22.  Financial instruments
     The Company and its subsidiaries entered into option contracts for risk coverage with Pemex Gas and Petroquimica Basica to hedge against the price volatility of natural gas for the period from January 2002 to December 2003.
     The Company acquired insurance that covers the rise in market price of gas over a maximum price through the payment of a premium. The maximum price was $8.705 US dollars per "MMBTU" (one million energy units) and the minimum price was 4.245 US dollars per "MMBTU". In the event the referred price exceeds the maximum price, a discount will be applied to the invoice; if it is below the minimum price, the invoice will be issued in the amount of the corresponding minimum price. Since this insurance policy represents a contractual obligation, which is guaranteed with the fixed price of gas at 4 US dollars per MMBTU, the Company records the corresponding effects in results upon consumption of the committed MMBTU'S amount, and has not recorded the potential effect of a gain or loss from settling the premium on the gas price at present value. As of December 31, 2002 and 2003, the net (loss) income recorded from this transaction was Ps. (12,210) and Ps.10,393, respectively.
23.  Subsequent event
     On January 15, 2004, Desc Automotriz, S.A. de C.V. concluded its joint investment with Hayes Lemmerz Int. (HLI). This was achieved by selling to HLI the aluminum plant assets and by acquiring 40% of the shares held by HLI for one dollar. Accordingly, Desc Automotriz, S.A. de C.V. now holds 100% of the shares of the steel wheel rim manufacturing company. At December 31, 2003, the Company adjusted the realizable value of the fixed assets of the aluminum plant based on the selling price to HLI, generating a charge to results of the year of Ps.114.2 million, net of taxes. In 2004, the dissolution of the aforementioned joint investment will be recorded as an item of stockholder's equity.
24.  New accounting principles
     In May 2003, the Instituto Mexicano de Contadores Publicos ("IMCP") (Mexican Institute of Public Accountants) issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued financial instruments of a debt or equity nature, management believes this new accounting principle will not have significant effects on its financial situation and results of operations.
25.  Differences between Mexican GAPP and US GAPP
     The consolidated financial statements of the Company are prepared in accordance with MEX GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income (loss), net stockholder's equity and comprehensive income to US GAAP is presented in Note 26. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for inflation effects as required by Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information", of MEX GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.
     The principal differences between MEX GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:
     a.   Restatement of Prior Year Financial Statements- As explained in Note 2
          b) and 3 b), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years was restated using inflation factors, and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.
          Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors.
          Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.
     b. Classification differences - Certain items require a different classification in the balance sheet or income statement under US GAAP. These include the following:
          - Under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are classified as prepaid expenses.
          - The impairment of goodwill and other long-lives assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.
     c. Statement of Cash Flows - Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position", which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.
          In accordance with US GAAP the Company follows Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows", excluding the effects of inflation.
          A cash flow statement in accordance with US GAAP is presented in Note 26e.
     d. Deferred Income Taxes and Employee Profit Sharing - The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:
          - Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.
          - Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.
          - Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.
          - Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP the same liability method as used for deferred income taxes is applied. Also, for US GAAP purposes, employee profit sharing must be classified as an operating expense.
          The differences in the restatement of imported machinery and equipment and the pension plan under Mexican GAAP have a different treatment than under US GAAP. As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP.
          The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:
          Deferred income taxes -
                                                        2002           2003
Property, plant and equipment                      Ps. 1,225,593  Ps.   882,216
Inventories                                              351,925        333,566
Reserves                                                 (41,132)       (83,745)
Tax loss carryforwards                                  (302,571)      (515,806)
Recoverable asset taxes                                 (214,865)      (229,350)
Other                                                     55,527        (25,539)
Add- Allowance for tax loss carryforwards and
 recoverable asset taxes that may not be applied
 or recovered                                            123,803        202,638
                                                   -------------  -------------
                                                   Ps. 1,198,280  Ps.   563,980
                                                   =============  =============
          Deferred employee profit sharing -
                                                        2002           2003
Property, plant and equipment                      Ps.   290,689  Ps.   204,620
Inventories                                              100,588        103,312
Reserves                                                  (8,703)       (19,858)
Unrealized exchange losses                                (4,820)        (7,694)
Other                                                     46,418         17,137
                                                   -------------  -------------
                                                   Ps.   424,172  Ps.   297,517
                                                   =============  =============
     e. Cost of pension plans and other employee benefits - Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Labor Obligations", which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions".
          The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 12. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", would have no effect on the Company's financial position.
          During 1992, the Company withdrew Ps.26,952 (at nominal value) from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under MEX GAAP; however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which is approximately 17 years.
     f. Minority interest - Under MEX GAAP, Bulletin B-8, minority interest in subsidiaries must be included as a component of stockholders' equity. Consequently, minority interest in the income of subsidiaries is not presented as an expense in the statement of income. Under US GAAP, minority interest in subsidiaries is presented below liabilities on the balance sheet, and is not part of stockholders' equity.
     g. Property, plant and equipment restatement - As explained in Note 3 e), the Company restates its fixed assets of foreign origin based on the internal rate of inflation of the country of origin and the fluctuation of the Mexican peso against the currency of the country of origin for the period. According to SEC regulations, these fixed assets would be restated using the NCPI.
     h. Financial instruments - In accordance with MEX GAAP beginning in January 2001, Bulletin C-2 of the MEX GAAP became effective.
          Under US GAAP, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", became effective in 2001. This statement requires the recognition of all derivative financial instruments together with the hedge items as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value.
          The changes in the fair value of derivative financial instruments are recognized either in the results for the year or in the other components of comprehensive income if it is demonstrated through statistical effectiveness calculations that such instruments are closely related to the hedged items. Subsequently, upon maturity of the derivative instruments, the corresponding gain or loss is recognized in the results for the year.
          Under Mexican GAAP, the financial instruments were classified and valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place.
     i. VELCON goodwill - In 2001, the Company increased its share ownership in VELCON, its subsidiary, at a cost above its book value. The resulting goodwill from this acquisition will be amortized over four years according to MEX GAAP. Under US GAAP, in accordance with SFAS No. 142, effective January 1, 2002 goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.
          In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test during 2002 and 2003, and found no impairment.
          In accordance with SFAS No. 142, for US GAAP purposes the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by Ps.16,520 and Ps.16,223, respectively, for the year ended December 31, 2002 and 2003.
     j. Capitalization of preoperating expenses - According to MEX GAAP, in 2001, certain subsidiaries capitalized preoperating expenses related to a new lines of products in the amounts of Ps.42,222. These expenses will be amortized over the term it takes for this business to be fully operational. According to US GAAP, these expenses should be reflected in results as required by Statement of Position (SOP) 98-5 "Recognition on the Costs of Start-Up Activities" issued by the American Institute of Certified Public Accountants (AICPA).
     k. Other pronouncements - Since the Company has a simple capital structure, SFAS No.128, "Earnings per Share", has no impact on the calculation of the approximate majority net income per share. Beginning in 1998, SFAS No.130, "Comprehensive Income", became effective, which requires presenting comprehensive income under US GAAP. Note 26 d) presents a reconciliation of majority net income under US GAAP to comprehensive income also under US GAAP, where the main reconciling item is the result from holding nonmonetary assets. Therefore, other accumulated comprehensive income is included in the balance sheet under cumulative effect of restatement.
          SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires that the bases to report the financial information be the same as those used to internally evaluate the performance of the business segments. Since the Company operates as only one segment of auto parts, the consolidated figures provide a basis of evaluation and analysis as only one business segment for DESC, its holding company. Therefore, no additional disclosures are required to comply with this SFAS.
     l.   Future Impact of Recently Issued Accounting Standards Not Yet in
          Effect-
          In Mexican GAAP:
          Bulletin C-12, "Instrumentos Financieros con Caracteristicas de Pasivo, de Capital o de Ambos" ("Financial Instruments with Characteristics of Debt, Equity or Both") ("C-12") - In April 2003, the IMCP issued Bulletin C-12, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components, of compound financial instruments. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.
          In US GAAP:
          SFAS No 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149") - In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be early applied.
          The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.
          FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") - In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.
Unit, S.A. de C.V.y Subsidiarias
Notas a los estados financieros consolidados al 31 de diciembre de 1998, 1999 y 2000 Expresadas en miles de pesos (Ps.) de poder adquisitivo del 31 de diciembre de 2000 y miles de dolares americanos ($)
26. Reconciliation of MEX GAAP to US GAAP
    a. Reconciliation of majority net income (loss)-

                                                                        2001             2002             2003           2003
Majority net income (loss) under MEX GAAP                          Ps.    374,611   Ps.   (101,574)  Ps.   (415,033)  $   (37,058)
US GAAP adjustments:
   Deferred income taxes under US GAAP                                    176,344          232,496          634,300        56,635
   Deferred income taxes under MEX GAAP                                  (210,146)        (228,494)        (422,072)      (37,686)
   Deferred employee profit sharing under US GAAP                          32,406           32,663          126,655        11,308
   Additional depreciation of fixed assets of foreign origin
    restated through the NCPI method                                      (95,164)         (87,722)         (31,307)       (2,795)
   Withdrawal of pension fund assets and amortization of gains
    under SFAS No. 87                                                       1,609            1,523            1,464           131
   Effects of inflationary accounting on the US GAAP adjustments           68,356          137,626            3,510           313
   Effects of the US GAAP adjustments on the minority
    interest                                                                5,338          (21,129)         (34,185)       (3,051)
   Decapitalization of preoperating expenses                               (3,715)         (16,002)           7,202           643
   Effect from the difference in amortization of goodwill                  (1,322)          16,521           16,223         1,449
   Effect of adjustments under US GAAP by discontinued operations           4,319           57,950           49,483         4,418
                                                                   --------------   --------------   --------------   -----------
Net income (loss) under US GAAP                                    Ps.    352,642   Ps.     23,858   Ps.    (63,760)  $    (5,693)
                                                                   ==============   ==============   ==============   ===========
Weighted average number of outstanding common shares
 (000)                                                                    700,968          700,968          700,968       700,968
                                                                   ==============   ==============   ==============   ===========
Net income (loss) per share under US GAAP                          Ps.     0.5031   Ps.     0.0340   Ps.    (0.0909)  $   (0.0081)
                                                                   ==============   ==============   ==============   ===========

    b. Reconciliation of majority stockholders' equity -

                                                                        2001             2002             2003           2003
Majority stockholders equity under MEX GAAP                        Ps.  3,735,765   Ps.  3,490,328   Ps.  3,177,132   $   283,678
US GAAP adjustments:
   Deferred income taxes under US GAAP                                 (1,585,195)      (1,198,280)        (563,980)      (50,356)
   Deferred income taxes under MEX GAAP                                 1,263,773        1,074,046          539,977        48,213
   Deferred employee profit sharing under US GAAP                        (482,874)        (424,172)        (297,517)      (26,564)
   Adjustment for changes to the NCPI method used to restate
    machinery of foreign origin                                           777,198          287,958           70,251         6,272
   Withdrawal of pension fund assets and amortization of under
    SFAS No. 87                                                           (11,303)          (9,172)          (7,356)         (657)
   Effects of the US GAAP adjustments on the minority
    interest                                                               22,715           87,758          233,623        20,860
   Decapitalization of preoperating expenses                              (38,979)         (32,199)         (24,524)       (2,190)
   VELCON goodwill                                                          3,855           20,167           36,390         3,249
   Effect of adjustments under US GAAP by discontinued
    operations                                                              3,099            4,020           (6,420)         (573)
                                                                   --------------   --------------   --------------   -----------
Majority stockholders' equity under US GAAP                        Ps.  3,688,054   Ps.  3,300,454   Ps.  3,157,576   $   281,932
                                                                   ==============   ==============   ==============   ===========

    c. Changes in majority stockholders' equity under US GAAP-

                                                                        2001             2002             2003           2003
Majority Stockholders' equity at beginning of year                 Ps.  3,451,923   Ps.  3,688,054   Ps.  3,300,454   $   294,688
Net income (loss) under US GAAP                                           352,642           23,858          (63,760)       (5,693)
Result from holding nonmonetary assets                                    (75,105)        (124,802)          38,428         3,427
Dividends declared and paid                                              (118,000)        (199,492)         (35,829)       (3,199)
Adjustment of additional liability for employee retirement
 obligations                                                                   --          (87,164)         (81,717)       (7,291)
Earned surplus from restructuring of subsidiary                            76,594               --               --            --
                                                                   --------------   --------------   --------------   -----------
Majority stockholders' equity at end of year                       Ps.  3,688,054   Ps.  3,300,454   Ps.  3,157,576   $   281,932
                                                                   ==============   ==============   ==============   ===========

    d. Comprehensive income under US GAAP -

                                                                        2001             2002            2003            2003
Majority net income (loss) under US GAAP                           Ps.    352,642   Ps.     23,858   Ps.    (63,760)  $    (5,693)
Other comprehensive income (loss):
   Result from holding nonmonetary assets                                 (75,105)        (124,800)          38,428         3,431
   Adjustment of additional liability for employee retirement
    obligations                                                                --          (87,164)           5,447           486
                                                                   --------------   --------------   --------------   -----------
Comprehensive income (loss) under US GAAP                          Ps.    277,537   Ps.   (188,106)  Ps.    (19,885)  $    (1,776)
                                                                   ==============   ==============   ==============   ===========

    e. Cash flow statement in accordance with US GAAP

                                                                        2001             2002             2003           2003
Income from continuing operations under US GAAP                    Ps.    369,792   Ps.    145,820   Ps.    351,176   $    31,356
Income (loss) from discontinued operations                                (17,150)         (81,325)          31,430         2,806
Extraordinary item                                                             --          (40,637)              --            --
Cumulative effect of change in accounting principle                            --               --         (446,366)      (39,855)
                                                                   --------------   --------------   --------------   -----------
Consolidated net income (loss) for the year                               352,642           23,858          (63,760)       (5,693)
                                                                   --------------   --------------   --------------   -----------
Add (deduct)- Items which did not require (generate) resources-
   Depreciation and amortization                                          832,584          865,922          781,412        69,770
   Goodwill amortization reversion                                         (1,322)          16,521           16,223         1,449
   Exchange gain (loss)                                                  (112,255)         188,763          134,022        11,966
   Impairment of fixed asset                                                6,699           10,388            7,109           635
   Allowance for doubtful accounts                                          2,857           (1,365)          (1,103)          (98)
   Change in accounting principle                                              --               --          676,312        60,386
   Deferred income taxes                                                 (208,750)        (235,762)        (760,954)      (67,944)
   Non-cash items from discontinued operations                              1,493           (8,634)           3,014           269
   Inflationary effect                                                    124,097         (162,762)         (28,087)       (2,508)
   Decapitalization of preoperating expenses                                   --               --           (7,202)         (643)
   Net cost of employee benefits for the year                              78,339           49,917           92,497         8,259
                                                                   --------------   --------------   --------------   -----------
                                                                        1,076,382          746,846          849,483        75,848
                                                                   --------------   --------------   --------------   -----------
Change in working capital-
   Current assets                                                         829,797          879,193       (1,040,853)      (92,935)
   Current assets for restructuring of subsidiary                         104,646               --               --            --
   Current assets of discontinued operations                               25,659           65,775              120            11
   Accounts payable to related parties                                    (17,945)         141,406          (81,552)       (7,282)
   Notes and accounts payable to suppliers and accrued
    liabilities                                                          (182,688)        (191,480)        (305,230)      (27,253)
                                                                                                                      (Continued)

                                                                        2001             2002             2003            2003
   Short-term liability from restructuring of subsidiary                  (38,617)              --               --            --
   Income taxes, asset taxes and employee profit sharing                  175,409          (50,134)        (116,481)      (10,400)
   Current liabilities of discontinued operations                         (31,286)           3,061          (26,278)       (2,346)
                                                                   --------------   --------------   --------------   -----------
      Net resources generated by (used in) operating activities         1,941,357        1,594,667         (720,791)      (64,357)
                                                                   --------------   --------------   --------------   -----------
Financing activities:
   Variance in bank loans and current portion of long-term debt
    in real terms                                                        (366,836)        (672,481)      (1,051,684)      (93,902)
   Variance in bank loans and current portion of long-term debt
    from restructuring of subsidiary                                     (148,418)              --               --            --
   Decrease in bank loans and current portion of long-term debt
    due to restatement in constant Mexican pesos                         (104,304)         (93,705)         (43,416)       (3,876)
   Repayments of long-term debt                                          (429,296)        (138,005)          (5,246)         (468)
   Decrease in long-term debt from restructuring of subsidiary            (37,944)              --
   Monetary effect on long-term debt                                      (27,280)          (8,177)            (209)          (19)
   Due to Desc, S.A. de C.V. (parent company)                                  --               --        1,611,975       143,929
   Dividends paid to majority stockholders                               (118,000)        (199,492)         (35,829)       (3,199)
   Dividends paid to minority stockholders of subsidiaries               (402,094)        (121,085)              --            --
   Adjustment of additional liability for employee retirement
    obligations                                                                --          (87,164)           5,506           492
   Adjustment to additional liability for employee retirement
    obligations minority interest                                              --          (13,058)          (3,415)         (305)
   Earned surplus from restructuring of a subsidiary                       68,438               --               --            --
   Decrease in minority interest from restructuring of subsidiary        (250,087)              --               --            --
   Deferred income taxes                                                 (214,846)          38,767         (111,997)      (10,000)
   Deferred income taxes from restructuring of subsidiary                 (94,661)              --               --            --
   Financing activities of discontinued operations                         (9,003)            (720)              --            --
                                                                   --------------   --------------   --------------   -----------
      Net resources (used in) generated by financing activities        (2,134,331)      (1,295,120)         365,685        32,652
                                                                   --------------   --------------   --------------   -----------
Investing activities:
   Additions to property, plant and equipment                            (333,104)        (806,046)        (556,810)      (49,716)
   Net book value of retirements of property, plant and equipment         200,867          169,368          264,796        23,643
   Decrease in property, plant and equipment from restructuring of
    subsidiary                                                            269,327               --               --            --
   Decrease in employee retirement obligation intangible asset,
    liability net                                                              --          157,489          (12,954)       (1,157)
   Investing activities of discontinued operations                         (2,243)           5,499           91,915         8,207
   Other assets                                                          (128,040)         101,715           (8,624)         (770)
   Other assets from restructuring of subsidiary                           11,431               --               --            --
                                                                   --------------   --------------   --------------   -----------
      Net resources generated by (used in) investing activities            18,238         (371,975)        (221,677)      (19,793)
                                                                   --------------   --------------   --------------   -----------
      Net increase (decrease) in cash and temporary investments          (174,736)         (72,428)        (576,783)      (51,498)
       (Increase) decrease in cash and temporary investments of
       discontinued operations                                             32,534            8,024               --            --
                                                                   --------------   --------------   --------------   -----------
      Cash and temporary investments at the beginning of the
       year                                                               928,489          786,286          721,881        64,455
                                                                   --------------   --------------   --------------   -----------
      Cash and temporary investments at the end of the year        Ps.    786,287   Ps.    721,882   Ps.    145,098   $    12,955
                                                                   ==============   ==============   ==============   ===========
Supplemental cash flow disclosures:
   Income and asset taxes paid                                     Ps.    419,982   Ps.    421,083   Ps.    250,626   $    22,378
                                                                   ==============   ==============   ==============   ===========
   Employee profit sharing paid                                    Ps.    104,638   Ps.    111,063   Ps.     78,921   $     7,047
                                                                   ==============   ==============   ==============   ===========
   Interest paid                                                   Ps.    177,519   Ps.    104,945   Ps.     69,895   $     6,241
                                                                   ==============   ==============   ==============   ===========
                                                                                                                      (Concluded)

                                                                        Item 3



              Desc, S.A. de C.V. and Subsidiaries
              Consolidated financial statements for
              the years ended December 31, 2002 and 2003 and Independent Auditors' Report
              Dated March 26, 2004

Desc, S. A. de C. V. and Subsidiaries
Independent auditors' report and consolidated financial statements 2002 and 2003

Table of contents                                                         Page
Independent auditors' report                                                1
Consolidated balance sheets                                                 3
Consolidated statements of income (loss)                                    5
Consolidated statements of stockholders' equity                             7
Consolidated statements of changes in financial position                    8
Notes to consolidated financial statements                                 10

Independent Auditors' Report to the Board of Directors and Stockholders of Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Desc, S.A de C.V. and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, and 2003, and the related consolidated statements of income (loss), changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who expressed an unqualified opinion in their report dated March 12, 2002.

We did not audit the financial statements of the chemical and food segments, which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and 2003, and total revenues constituting 53% and 54%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.
We conducted our audits in accordance with auditing standards generally accepted in Mexico (and in the United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Notes 1b. and 11 to the accompanying consolidated financial statements, in December 2003 the Company satisfactorily concluded negotiations to restructure a significant portion of its short and long-term debt.
As mentioned in Note 4a. to the accompanying consolidated financial statements, as of December 31, 2003 the Company early adopted the provisions of new Bulletin C-15, "Impairment of the Value of Long-lived Assets and their Disposal", which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of pesos derived from the application of this principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.


Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member firm of Deloitte Touche Tohmatsu

/s/ Luis Javier Fernandez Barragan

CPC Luis Javier Fernandez Barragan
March, 26, 2004

Desc, S.A. de C.V. and Subsidiaries
Consolidated balance sheets
As of December 31, 2002 and 2003
Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

                                                              2002                  2003                  2003
Assets
Current assets:
  Cash and cash equivalents                            Ps.     2,501,563     Ps.       719,967     $          64,284
  Notes and accounts receivable, net                           3,825,351             4,270,341               381,287
  Inventories, net                                             3,193,122             3,120,436               278,615
  Prepaid expenses                                                56,777                78,212                 6,983
  Discontinued operations                                        102,009                 8,346                   745
                                                       -----------------     -----------------     -----------------
           Total current assets                                9,678,822             8,197,302               731,914
Land held for development and real estate projects             4,290,528             3,828,312               341,820
Trade receivables - long-term                                          -             1,048,481                93,616
Property, plant and equipment, net                            13,684,423            11,813,121             1,054,762
Goodwill, net                                                  1,381,563               594,673               53,097
Other assets, net                                              1,286,888             1,222,279               109,134
Discontinued operations                                          147,481                30,822                 2,752
                                                       -----------------     -----------------     -----------------
Total                                                  Ps.    30,469,705     Ps.    26,734,990     $       2,387,095
                                                       =================     =================     =================
Liabilities and stockholders' equity
Current liabilities:
  Bank loans and current portion of long-term debt     Ps.     3,641,828     Ps.       440,553     $          39,336
  Notes and accounts payable to suppliers                      2,087,713             1,617,571               144,429
  Income taxes and employee profit sharing                       106,412               225,117                20,105
  Other payables and accrued liabilities                       1,777,136             1,731,975               154,643
  Discontinued operations                                         62,482                13,366                 1,193
                                                       -----------------     -----------------     -----------------
           Total current liabilities                           7,675,571             4,028,642               359,706
Long-term debt                                                 9,051,649            11,360,011             1,014,305
Deferred income taxes                                          1,339,115               880,749                78,640
Related parties - long-term                                            -               183,762                16,408
Other long-term liabilities                                      577,887               375,609                33,537
                                                       -----------------     -----------------     -----------------
           Total liabilities                                  18,644,222            16,828,773             1,502,596

                                                                     (Continued)

Stockholders' equity:
  Capital stock                                               11,715,914            11,715,914             1,046,082
  Paid-in surplus                                              1,170,390             1,170,390               104,501
  Retained earnings                                           19,766,314            17,525,927             1,564,843
  Reserve for repurchase of shares                               996,847               996,847                89,006
  Cumulative effect of initial recognition of
     deferred income taxes                                    (1,887,308)           (1,887,308)             (168,513)
  Cumulative effect of restatement                           (23,690,416)          (23,036,402)           (2,056,859)
  Adjustment of additional employee retirement
     liability                                                  (154,105)             (147,158)              (13,139)
                                                      ------------------    ------------------    ------------------
           Majority stockholders' equity                       7,917,636             6,338,210               565,921
  Minority interest                                            3,907,847             3,568,007               318,578
                                                      ------------------    ------------------    ------------------
           Total stockholders' equity                         11,825,483             9,906,217               884,499
                                                      ------------------    ------------------    ------------------
Total                                                  Ps.    30,469,705     Ps.    26,734,990     $       2,387,095
                                                      ==================    ==================    ==================

                                                              (Concluded)
The accompanying notes are part of these consolidated financial statements. Desc, S.A. de C.V. and Subsidiaries
Consolidated statements of income (loss)
For the years ended December 31, 2001, 2002 and 2003
Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share information

                                                                     2001               2002               2003             2003
Net sales                                                       Ps. 22,092,872     Ps. 20,360,380    Ps. 21,755,055    $  1,942,450
Cost of sales                                                       16,284,573         15,572,154        17,024,252       1,520,050
                                                                --------------     --------------    --------------    ------------
           Gross income                                              5,808,299          4,788,226         4,730,803         422,400
Operating expenses:
  Administrative                                                     2,229,370          2,222,587         2,318,689         207,029
  Selling                                                            1,616,673          1,484,339         1,569,650         140,150
                                                                --------------     --------------    --------------    ------------
                                                                     3,846,043          3,706,926         3,888,339         347,179
                                                                --------------     --------------    --------------    ------------
           Operating income                                          1,962,256          1,081,300           842,464          75,221
Other (expenses) income:
  Impairment of fixed assets                                          (101,205)           (50,988)          (14,140)         (1,263)
  Depreciation of idle plant                                           (75,515)            (7,539)           (2,631)           (235)
  Amortization of goodwill                                             (85,418)           (79,992)          (95,097)         (8,491)
  Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V.                -                  -           (59,280)         (5,293)
  Amortization of preoperating expenses and patents                   (112,077)           (37,496)                -               -
  Loss on sale of shares                                               (12,324)            (6,073)          (18,086)         (1,615)
  Special item - severance payments                                   (250,708)                 -          (121,131)        (10,815)
  Income from the technology fund                                       37,016             29,114            23,336           2,084
  Income (loss) on sale of assets                                        4,544            (27,494)          (69,575)         (6,212)
  Recovery of taxes                                                     13,991             51,434            47,474           4,239
  Other, net                                                           (39,199)            (6,272)          (69,639)         (6,218)
                                                                --------------     --------------    --------------    ------------
                                                                      (620,895)          (135,306)         (378,769)        (33,819)
Integral financial result:
  Interest income                                                      126,211             68,192            42,136           3,762
  Interest expense                                                  (1,076,283)          (865,104)       (1,076,072)        (96,079)
  UDIS variation                                                      (109,282)          (120,648)          (93,847)         (8,379)
  Exchange gain (loss), net                                            336,046           (770,354)         (529,668)        (47,293)
  Monetary position gain                                               374,976            414,082           305,978          27,320
                                                                --------------     --------------    --------------    ------------
                                                                       348,332)        (1,273,832)       (1,351,473)       (120,669)
                                                                --------------     --------------    --------------    ------------
  Income (loss) from continuing operations before provisions and equity in associated companies and unconsolidated
    subsidiaries.                                                      993,029           (327,838)         (887,778)        (79,267)

                                                                     (Continued)

                                                                      2001              2002               2003             2003
Provisions for:
  Current income taxes                                                  478,682            226,091            341,958        30,532
  Deferred income taxes                                                (572,760)           (83,149)          (279,890)      (24,990)
  Employee profit sharing                                               159,161            108,783            103,918         9,279
                                                                  -------------    ---------------    ---------------    ----------
                                                                         65,083            251,725            165,986        14,821
Equity in associated companies and unconsolidated subsidiaries         (125,376             (5,406)            11,252         1,005
                                                                  -------------    ---------------    ---------------    ----------
           Income (loss) from continuing operations                     802,570           (584,969)        (1,042,512)      (93,083)
Income (loss) form discontinued operations                             (253,863)          (629,868)            22,896         2,044
Change in accounting principle                                                -                  -         (1,384,294)     (123,600)
Extraordinary item                                                     (309,998)                 -                  -           -
                                                                  -------------    ---------------     --------------    ----------
           Net consolidated income (loss) for the year            Ps.   238,709     Ps. (1,214,837)    Ps. (2,403,910)   $ (214,639)
                                                                  =============     ==============     ==============    ==========
Allocation of consolidated net income:
  Majority stockholders' interest                                 Ps.    45,446     Ps. (1,084,545)    Ps. (2,240,387)   $ (200,038)
  Minority stockholders' interest                                       193,263           (130,292)          (163,523)      (14,601)
                                                                  -------------    ---------------    ---------------    ----------
                                                                  Ps.   238,709     Ps. (1,214,837)    Ps. (2,403,910)   $ (214,639)
                                                                  =============     ==============     ==============    ==========
Income (loss) per share:
  Income (loss) from continuing operations                        Ps.      0.59     Ps.      (0.43)    Ps.      (0.76)   $    (0.07
                                                                  =============     ==============     ==============    ==========
  Discontinued operations                                         Ps.     (0.19)    Ps.      (0.46)    Ps.       0.02    $        -
                                                                  =============     ==============     ==============    ==========
  Change in accounting principle                                  Ps.         -     Ps.          -     Ps.      (1.01)   Ps.  (0.09)
                                                                  =============     ==============     ==============    ==========
  Extraordinary items                                             Ps.     (0.23)    Ps.          -     Ps.          -    Ps.      -
                                                                  =============     ==============     ==============    ==========
  Majority net income (loss)                                      Ps.      0.03     Ps.      (0.79)    Ps.      (1.64)   $    (0.15)
                                                                  =============    ===============     ==============    ==========
  Weighted average shares outstanding (000's)                         1,369,006          1,369,079          1,369,079     1,369,079
                                                                  =============    ===============    ===============    ==========

                                                                    (Concluded)
The accompanying notes are part of these consolidated financial statements. Desc, S.A. de C.V. and Subsidiaries
Consolidated statements of stockholders' equity
For the years ended December 31, 2001, 2002 and 2003
Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

                                                                    Capital Stock
                                                     Number of                                        Paid-in          Retained
                                                      shares        Historical    Restatement         surplus          earnings
Balances, January 1, 2001                         1,368,998,270   Ps.   17,797   Ps. 11,698,057   Ps.  1,169,800    Ps. 21,682,534
  Increase in capital stock
    due to merger                                        81,106              1               59              590                 -
  Dividends declared                                          -              -                -                -          (448,185)
  Decrease in minority interest
    due to restructuring and sales                            -              -                -                -                 -
  Comprehensive income (loss)                                 -              -                -                -            45,446
                                                ---------------   ------------   --------------   --------------   ---------------
Balances, December 31, 2001                       1,369,079,376         17,798       11,698,116        1,170,390        21,279,795
  Dividends declared                                          -              -                -                -          (428,936)
  Comprehensive income (loss)                                 -              -                -                -        (1,084,545)
                                                ---------------   ------------   --------------   --------------   ---------------
Balances, December 31, 2002                       1,369,079,376         17,798       11,698,116        1,170,390        19,766,314
  Purchase of minority shareholding
    interests                                                 -              -                -                -                 -
  Comprehensive income (loss)                                 -              -                -                -        (2,240,387)
                                                ---------------   ------------   --------------   --------------   ---------------
Balances, December 31, 2003                       1,369,079,376   Ps.   17,798   Ps. 11,698,116   Ps.  1,170,390    Ps. 17,525,927
                                                ===============   ============   ==============   ==============    ==============
Balances, December 31, 2002                       1,369,079,376   $      1,589   $    1,044,493   $      104,501    $    1,764,881
  Purchase of minority shareholding
    interests                                                 -              -                -                -                 -
  Comprehensive income (loss)                                 -              -                -                -          (200,038)
                                                ---------------   ------------   --------------   --------------   ---------------
Balances, December 31, 2003                       1,369,079,376   $      1,589   $    1,044,493   $      104,501    $    1,564,843
                                                ===============   ============   ==============   ==============    ==============
                                                        Cumulative
                                                          effect                         Adjustment
                                                        of initial                           of
                                            Reserve     recognition                      additional
                                              for       of deferred      Cumulative       employee      Majority
                                          repurchase      income         effect of       retirement   stockholders'   Minority
                                           of shares      taxes         restatement      liability       equity       interest
Balances, January 1, 2001                Ps. 996,847  Ps. (1,887,308) Ps. (23,338,038) Ps.        -  Ps. 10,339,689  Ps. 5,426,438
  Increase in capital stock
    due to merger                                  -               -                -             -             650              -
  Dividends declared                               -               -                -             -        (448,185)      (402,055)
  Decrease in minority interest
    due to restructuring and sales                 -               -                -             -               -       (625,094)
  Comprehensive income (loss)                      -               -         (768,530)            -        (723,084)      (356,039
                                         -----------  --------------  ---------------  ------------  --------------  -------------
Balances, December 31, 2001                  996,847      (1,887,308)     (24,106,568)            -       9,169,070      4,016,250
  Dividends declared                               -               -                -             -        (428,936)      (121,073)
  Comprehensive income (loss)                      -               -          416,152      (154,105)       (822,498)        12,670
                                         -----------  --------------  ---------------  ------------  --------------  -------------
Balances, December 31, 2002                  996,847      (1,887,308)     (23,690,416)     (154,105)      7,917,636      3,907,847
  Purchase of minority shareholding
    interests                                      -               -                -             -               -       (314,101)
  Comprehensive income (loss)                      -               -          654,014         6,947      (1,579,426)       (25,739)
                                         -----------  --------------  ---------------  ------------  --------------  -------------
Balances, December 31, 2003              Ps. 996,847  Ps. (1,887,308) Ps. (23,036,402) Ps. (147,158) Ps.  6,338,210  Ps. 3,568,007
                                         ===========  ==============  ===============  ============  ==============  =============
Balances, December 31, 2002              $    89,006  $     (168,513) $    (2,115,254) $    (13,758) $      706,945  $     348,921
  Purchase of minority shareholding
    interests                                      -               -                -             -               -        (28,045)
  Comprehensive income (loss)                      -               -           58,395           619        (141,024)        (2,298)
                                         -----------  --------------  ---------------  ------------  --------------  -------------
Balances, December 31, 2003              $    89,006  $     (168,513) $    (2,056,859) $    (13,139) $      565,921  $     318,578
                                         ===========  ==============  ===============  ============  ==============  =============


                                              Total
                                          Stockholders'
                                             equity
Balances, January 1, 2001                Ps. 15,766,127
  Increase in capital stock
    due to merger                                   650
  Dividends declared                           (850,240)
  Decrease in minority interest
    due to restructuring and sales             (652,094)
  Comprehensive income (loss)                (1,079,123)
                                         --------------
Balances, December 31, 2001                  13,185,320
  Dividends declared                           (550,009)
  Comprehensive income (loss)                  (809,828)
Balances, December 31, 2002                  11,825,483
  Purchase of minority shareholding
    interests                                  (314,101)
  Comprehensive income (loss)                (1,605,165
                                         --------------
Balances, December 31, 2003              Ps.  9,906,217
                                         ==============
Balances, December 31, 2002              $    1,055,866
  Purchase of minority shareholding
    interests                                   (28,405)
  Comprehensive income (loss)                  (143,322)
                                         --------------
Balances, December 31, 2003              $      884,499
                                         ==============

  The accompanying notes are part of these consolidated financial statements.

Desc, S.A. de C.V. and Subsidiaries
Consolidated statements of changes in financial position
For the years ended December 31, 2001, 2002 and 2003
Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

                                                                            2001           2002             2003          2003
Operating activities:
  Income (loss) from continuing operations                             Ps.  802,570   Ps. (584,969)   Ps. (1,042,512) $    (93,083)
  Add (deduct)-Items which do not require (generate) resources-
      Depreciation and amortization                                       1,310,465      1,319,529         1,380,750       123,283
      Depreciation of idle plant                                             75,517          7,539             2,631           235
      Impairment of fixed assets                                            101,205         50,988            14,140         1,263
      Capitalized integral financial cost                                    (5,838)             -                 -             -
      Equity in associated companies and unconsolidated subsidiaries        125,376          5,406           (11,252)       (1,005)
      Amortization and write-off of goodwill                                 85,418         79,992           154,377        13,784
      Deferred income taxes                                                (572,760)       (83,149)         (279,890)      (24,991)
      Non-cash items from discontinued operations                           114,055         57,813            20,634         1,842
                                                                       ------------    -----------    --------------  ------------
                                                                          2,036,008        853,149           238,878        21,328
  Changes in operating assets and liabilities-
    Notes and accounts receivable                                         1,147,934        (53,954)         (617,634)      (55,147)
    Inventories                                                             604,575         53,604            29,530         2,637
    Prepaid expenses                                                         24,718         20,869           (21,435)       (1,914)
    Real estate assets available for sale                                   (19,610)        19,610                 -             -
    Decrease in current assets due to sale of assets of Industrias
     Resistol, S.A. de C.V.                                                       -              -           270,216        24,127
    Current assets from discontinued operations                              79,055        281,360            93,663         8,363
    Notes and accounts payable to suppliers, other payables and
      accrued liabilities                                                    71,941       (140,601)         (308,988)      (27,588)
    Income taxes and employee profit sharing                                196,350       (291,010)          118,765        10,604
    Current liabilities from discontinued operations                        (31,511)       (34,037)          (69,750)       (6,228)
                                                                       -------------   -----------    --------------  ------------
                                                                          2,073,452       (144,159)         (505,633)      (45,146)
                                                                       -------------   -----------    --------------  ------------
    Discontinued operations                                                (253,863)      (629,868)           22,896         2,044
    Change in accounting principle                                                -              -        (1,384,294)     (123,600)
    Extraordinary items                                                    (309,998)             -                 -             -
                                                                       ------------    -----------    --------------  ------------
       Net resources generated by (used in) operations                    3,545,599         79,122        (1,628,153)     (145,374)
                                                                       ------------    -----------    --------------  ------------

                                                                     (Continued)

                                                                            2001           2002              2003           2003
Financing activities:
  Proceeds from debt                                                    (1,384,338)      4,852,720        7,097,310        633,700
  Payments of debt                                                        (508,058)     (2,654,645)      (7,505,534)      (670,149)
  Effect of the variance on short-term bank loans,
    current portion of long-term debt and long-term debt                  (558,659)       (598,238)        (484,689)       (43,277)
  Related parties - long-term                                                    -               -          124,482         11,115
  Other long-term liabilities                                             (231,462)        322,197         (202,278)       (18,061)
  Deferred income taxes                                                   (516,591)        252,283         (178,476)       (15,936)
  Increase in capital stock due to merger                                      650               -                -              -
  Dividends paid                                                          (228,323)       (440,469)        (206,315)       (18,420)
  Dividends paid to minority interest                                     (402,055)       (121,073)               -              -
  Adjustment of additional employee retirement liability                         -        (154,105)           6,947            619
  Decrease in minority stockholders' interest due to
    restructuring and sale                                                (652,094)              -                -              -
                                                                     -------------  --------------    -------------  -------------
       Net resources (used in) generated by financing activities        (4,480,930)      1,458,670       (1,348,553)      (120,409)
                                                                     -------------  --------------    -------------  -------------
Investing activities:
  Land acquisition                                                          (7,154)         (3,142)               -              -
  Cost of land sold                                                        282,278          64,777          987,434         88,165
  Investment in real estate projects                                      (761,902)       (405,757)        (518,224)       (46,271)
  Cost of real estate projects sold                                        137,552         368,978          232,085         20,722
  Trade receivables - long-term                                                  -               -       (1,048,481)       (93,616)
  Investments in shares                                                   (260,854)         29,137                -              -
  Cumulative effect of change in accounting policy of goodwill                   -               -          898,891         80,260
  Sale of shares of subsidiaries                                         1,574,561               -                -              -
  Cash and cash equivalents of subsidiaries sold                           (79,368)              -                -              -
  Purchase of minority shareholdings                                             -               -         (314,101)       (28,045)
  Acquisitions of property, plant and equipment                           (785,151)     (1,117,412)        (802,625)       (71,664)
  Net book value of retirements of property, plant and equipment           666,375         262,445          401,998         35,893
  Net book value of retirements of property, plant and equipment of
    Industrias Resistol, S.A. de C.V.                                            -               -          453,156         40,462
  Cumulative effect of change in accounting policy in property
    plant and equipment                                                          -               -          712,457         63,614
  Net increase of investment properties                                                    (28,349)               -              -
  Other assets                                                             (94,961)        242,140           75,861          6,773
  Investing activities of discontinued operations                            3,718          66,469          116,659         10,416
                                                                     -------------  --------------    -------------  -------------
       Net resources generated by (used in) investing activities           675,094        (520,714)       1,195,110        106,709
                                                                     -------------  --------------    -------------  -------------
  Net increase (decrease) in cash and cash equivalents                    (260,237)      1,017,078       (1,781,596)      (159,074)
  Net decrease in cash and cash equivalents from
    discontinued operations                                                (13,919)         (8,288)               -              -
Cash and cash equivalents:
  Balance at beginning of year                                           1,766,929       1,492,773        2,501,563        223,358
                                                                     -------------  --------------    -------------  -------------
  Balance at end of year                                             Ps. 1,492,773  Ps.  2,501,563    Ps.   719,967  $      64,284
                                                                     =============  ==============    =============  =============

                                                                     (Concluded)
  The accompanying notes are part of these consolidated financial statements. Desc, S.A. de C.V. and Subsidiaries
Notes to consolidated financial statements
As of December 31, 2001, 2002 and 2003
Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)
1.   Principal activities and significant events
     Activities- Desc, S.A. de C.V. ("DESC") is the controlling stockholder of a group of companies engaged mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale and development of real estate.
     Significant events-
     a. The economic slowdown recorded in the last few years had a significant impact in the United States of America and Mexico, with adverse consequences on the results of DESC, primarily in the automotive and chemical sectors. For this reason, during 2002 and 2003 DESC decided to reviewing its investment portfolio and realigning its operating structure to reflect market conditions. Therefore, during 2002 DESC decided to close the following non-strategic businesses: spark plugs and electric parts from the automotive sector, the natural pigments business in the chemicals sector, and in the food sector the hog raising operation in the Bajio region and the shrimp farming business, which was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey; it also began a downsizing program which continued during 2003, during which period the group's work force was reduced by 15.1% (see Notes 17 and 18).
     b. In December 2003 the Company satisfactorily concluded the agreement with bank creditors to refinance syndicated loans and a significant part of the Company's short-term debt. The total amount of the restructured debt was approximately $667,000 ($445,700 and Ps.1,223,000 of long-term loans and $112,000 of revolving credit and letters of credit), which represents around 63% of the Company's consolidated debt. The terms of the negotiation include maturity of the debt after five years and a grace period of 30 months as of January 2004 for payment of principal. The interest rates obtained for the dollar debt are LIBOR rate plus a variable interest margin, while the rate for the Mexican peso debt is TIIE (Interbank interest rate) plus a variable interest margin (see Note 11).
     c. Continuing with the programs mentioned in subsection a) above, the following resolutions were adopted at the Stockholders' Ordinary General and Special Meeting held on April 28, 2003:
         i. Merge DESC with Industrias Resistol, S.A. de C.V. with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of September 29, 2003, DESC sold basically all of the assets of the aforementioned subsidiary engaged in the manufacture and sale of adhesives and waterproofing materials as of September 30, 2003. As a result of such asset sale, the Company generated a loss of Ps.11,013 which is recorded in the statement of income (loss) under the heading "Other expenses".
         ii. Merge DESC with Industrias Ruiz Galindo, S.A. de C.V., with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of May 1, 2003, for which reason as of this date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity.
2.   Basis of presentation
     a. Convenience translation - U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated at the exchange rate for December 31, 2003 of 11.1998 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate. The statements of income in US dollars generated monthly by the Company for local purposes are determined based on historical amounts for each month and are converted at the average exchange rates of the respective months, for which reason they differ from the accompanying consolidated statement of income (loss).
     b. Basis of consolidation- The accompanying consolidated financial statements include those of DESC and the subsidiaries in which there is stockholding and administrative control. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.
     The Company's principal subsidiaries are:

                                                                       2002        2003
      Automotive segment-
       Desc Automotriz, S.A. de C.V. and Subsidiaries                  99.9%       99.9%
      Chemical segment ("GIRSA")-
       Industrias Negromex, S.A. de C.V.                               99.9%       99.9%
       Paratec, S.A. de C.V.                                           99.9%          -
       Industrias Resistol, S.A. de C.V.                               99.9%          -
       Quimir, S.A. de C.V.                                            99.9%       99.9%
       Resirene, S.A. de C.V.                                          99.9%       99.9%
       Rexcel, S.A. de C.V.                                            99.9%       99.9%
       Nhumo, S.A. de C.V.                                               60%         60%
       Dynasol Elastomeros, S.A. de C.V.                               50.1%       50.1%
      Food sector-
       Agroken, S.A. de C.V. and subsidiaries                          99.9%       99.9%
       Corfuerte, S.A. de C.V. and subsidiaries ("CORFUERTE")          77.6%       96.1%
       Authentic Acquisition Corporation and Subsidiaries              81.3%       99.9%
      Real estate segment ("DINE")-
       Cantiles de Mita, S.A. de C.V.                                    96%         96%
       Canada Santa Fe, S.A. de C.V.                                     73%         73%
       Promociones Bosques, S.A. de C.V.                                100%         100%
       Inmobiliaria Dine, S.A. de C.V.                                  100%         100%
       Club Ecuestre Chiluca, S.A. de C.V.                            77.26%          -

      To simplify the Company's administrative structure, DESC was merged with GIRSA and DINE on November 29, 2001 and April 25, 2002, respectively, with DESC surviving as the merged company. Additionally Club Ecuestre Chiluca, S.A. de C.V. and Paratec, S.A. de C.V. were merged into Cantiles de Mita, S.A. de C.V. and Industrias Negromex, S.A. de C.V. in June and September 2003, respectively.
      The equity in net income (loss) and changes in stockholders' equity of those subsidiaries that were acquired or sold, has been included in the financial statements as of or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2003.
      Investments in shares of associated companies and unconsolidated subsidiaries are recorded using the equity method based on the financial statements prepared using same accounting policies as the Company, and are included under the "Other assets" heading in the balance sheets.
     c. Sale of certain assets of Industrias Resistol, S.A. de C.V. - As mentioned in Note 1c, on September 29, 2003 the merger of Industrias Resistol, S.A. de C.V. into DESC went into effect for accounting and tax purposes. On September 30, 2003 DESC sold basically all the assets of such subsidiary engaged in the manufacture and sale of adhesives and mortar proofing materials suspending its operations in such businesses. Consequently, the consolidated financial statements include the results of the subsidiary Industrias Resistol, S.A. de C.V. as of December 31, 2001 and 2002, and for the period from January 1 through September 30, 2003. Following is a summary of the condensed statements of income of such subsidiary for the aforementioned periods:

                                                   2001                 2002               2003
           Net sales                           Ps.    938,193     Ps.     916,097     Ps.     694,173
           Cost of sales                             (447,531)           (479,852)           (389,837)
           Operating expenses                        (246,094)           (268,414)           (183,665)
           Integral result of financing              (108,069)           (111,259)            (73,056)
           Other expenses                             (43,223)           (101,387)            (89,795)
           Income tax provision                        30,920              23,306             (68,565)
                                               --------------     ---------------     ---------------
             Net income (loss)                 Ps.    124,196     Ps.     (21,509)    Ps.    (110,745)
                                               ==============     ===============     ===============

     d.  Purchase of minority interests of CORFUERTE and AAC - As mentioned in
         Note 20, on November 11, 2003 the minority shareholders of the subsidiaries CORFUERTE and AAC formally notified their decision to exercise the sale option of their shares to DESC, which was formalized on January 29, 2004. Consequently, as of that date the shareholding of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded as a liability in "Other payables and accrued liabilities".
     e. Conversion of financial statements of foreign subsidiaries- The financial statements of foreign subsidiaries, whose operation is not integrated into that of the Mexican companies (foreign entity), are restated using the national inflation index of the respective country and are converted to Mexican pesos at the exchange rate in effect at the end of the year. The financial statements in local currency of foreign companies whose operations are integrated with those of the Mexican companies are converted at the exchange rates in effect at the transaction closing or origin, depending on whether they are monetary or nonmonetary items, and are restated by using the Mexican National Consumer Price Index (NCPI). The conversion effects of the foreign entity are recorded in stockholders' equity in the "Cumulative restatement effect" account. Additionally, the conversion effects of the integrated transactions are recorded in results of the year in net comprehensive financing cost, within the "Monetary position gain" account. Such effects are not material.
     f. Comprehensive income (loss)- Comprehensive income (loss) is comprised of the net consolidated income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets. In 2001, 2002 and 2003 other comprehensive income is comprised of the gain or loss from holding nonmonetary assets and the effect of translation of foreign subsidiaries and, in 2002 and 2003, the adjustment of additional employee retirement liability.
     g. Reclassifications- Certain amounts in the consolidated financial statements at December 31, 2001 and 2002 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2003.
1.   Summary of financial data by business segment
     The presentation below sets forth certain financial information regarding the Company's industry segments. Intersegment transactions have been eliminated.
     Total assets by industry are those assets that are used in the operations of each industry segment. Corporate assets are principally cash and long-term investments.

                                                             Net
                             Net            Operating    consolidated         Total             Total          Capital
   2001                     Sales            income      income (Loss)        assets         liabilities     expenditures
Automotive             Ps. 10,157,225    Ps. 1,144,371   Ps.   570,316    Ps. 10,230,142   Ps.  4,976,365    Ps.   333,071
Chemicals                   7,334,118          549,791          30,725         7,535,897        3,399,607          261,237
Food                        3,693,349          174,927        (143,282)        5,920,482        1,679,157          185,422
Real estate                   887,107          159,438         (48,583)        5,578,556        1,152,632          771,809
Corporate                      21,073          (66,271)       (170,467)          950,479        5,822,473            2,668
                       --------------    -------------   -------------    --------------   --------------    -------------
                       Ps. 22,092,872    Ps. 1,962,256   Ps.   238,709    Ps. 30,215,556   Ps. 17,030,234    Ps. 1,554,207
                       ==============    =============   =============    ==============   ==============    =============
  2002
Automotive             Ps.  8,731,810    Ps.   644,084   Ps.   (43,445)   Ps.  9,550,708   Ps.  3,838,190    Ps.   776,994
Chemicals                   7,211,861          341,415        (228,835)        7,457,870        3,552,223          278,867
Food                        3,581,989          102,380        (576,144)        5,379,833          886,477           31,358
Real estate                   799,283           84,913         (38,193)        6,202,016          268,089          433,876
Corporate                      35,437          (91,492)       (328,220)        1,879,278       10,099,243            5,216
                       --------------    -------------   -------------    --------------   --------------    -------------
                       Ps. 20,360,380    Ps. 1,081,300   Ps.(1,214,837)   Ps. 30,469,705   Ps. 18,644,222    Ps. 1,526,311
                       ==============    =============   =============    ==============   ==============    =============
   2003
Automotive             Ps.  7,820,304    Ps.   226,670   Ps.  (391,865)   Ps.  7,984,504   Ps.  1,948,068    Ps.   750,105
Chemicals                   7,868,456          202,924        (493,956)        6,942,505        3,174,673          354,575
Food                        3,883,594          123,985      (1,059,688)        4,338,087          306,617          176,773
Real estate                 1,968,953          412,329         (68,383)        6,124,230        1,262,428           38,775
Corporate                     213,748         (123,444)       (390,018)        1,345,664       10,136,987           63,153
                       --------------    -------------   -------------    --------------   --------------    --------------
                       Ps. 21,755,055    Ps.   842,464   Ps.(2,403,910)   Ps. 26,734,990   Ps. 16,828,773    Ps.  1,383,381
                       ==============    =============   =============    ==============   ==============    ==============
                      Depreciation                                                       Change in                    Provision for
                          and          Impairment of       Interest     Interest        accounting   Extraordinary   current income
   2001               amortization      fixed assets        expense      income          principle      item            taxes
Automotive           Ps.    737,349   Ps.      6,699   Ps.   197,558  Ps.     61,309   Ps.        -  Ps.        -     Ps.   484,389
Chemicals                   398,191           49,859         382,988          30,245              -        13,609           292,829
Food                        182,281            7,559         147,205          11,781              -             -             3,201
Real estate                  39,112                -         125,155          42,871              -             -            35,475
Corporate                    29,049           37,088         223,377         (19,995)             -       296,389          (337,212)
                     --------------   --------------   -------------  --------------   ------------  ------------    --------------
                      Ps. 1,385,982   Ps.    101,205   Ps. 1,076,283  Ps.    126,211   Ps.        -  Ps.  309,998    Ps.    478,682
                     ==============   ==============   =============  ==============   ============  ============    ==============
   2002
Automotive           Ps.    738,041   Ps.     10,387   Ps.    84,585  Ps.     22,187   Ps.        -  Ps.        -    Ps.    463,785
Chemicals                   357,598           32,294         134,176           9,085              -             -            71,844
                            173,306            8,307          53,474           6,721              -             -             4,071
Food
                             23,407                -          99,932          15,660              -             -                 -
Real estate
                             34,716                -         492,937          14,539              -             -          (313,609)
                     --------------   --------------   -------------  --------------   ------------  ------------    --------------
Corporate            Ps.  1,327,068   Ps.     50,988   Ps.   865,104  Ps.     68,192   Ps.        -  Ps.        -    Ps.    226,091
                     ==============   ==============   =============  ==============   ============  ============    ==============
   2003
Automotive           Ps.    750,105   Ps.          -   Ps.    56,498  Ps.      5,568  Ps.  (482,280) Ps.        -    Ps.    297,286
Chemicals                   354,575                -         135,380          10,782         (3,123)            -           121,517
Food                         79,968           14,097          33,726           6,533       (898,891)            -             4,978
Real estate                 438,223                -          74,920           2,873              -             -            41,910
Corporate                    86,623               43         775,548          16,380              -             -          (123,733)
                     --------------   --------------   -------------  --------------  -------------- ------------    --------------
                     Ps.  1,383,381    Ps.    14,140   Ps. 1,076,072  Ps.     42,136  Ps.(1,384,294) Ps.        -    Ps.    341,958
                     ==============   ==============   =============  ==============  ============== ============    ==============

2.   Significant accounting policies
     The accounting policies followed by DESC and subsidiaries (the "Company") are in conformity with Mexican GAAP, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein.
     Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances. The significant accounting policies followed by the Company are as follows:
a. Adoption of accounting principles- The Company early adopted the provisions of new Bulletin C-15, "Impairment in the value of long-lived assets and their disposal" ("C-15"). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such indicators are of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rates. In the provisions prior to C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability, presented in the statement of income under the heading "Change in accounting principle".
     Beginning January 2003, the Company adopted the provisions of the following Mexican bulletins:
     . Bulletin C-8, "Intangible Assets" (C-8), went into effect. This bulletin establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. During the year ended December 31, 2003, there was no adverse effect derived from the application of new Bulletin C-8.
     . Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which establish additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establish new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. During the year 2003, there was no adverse effect derived from the application of new Bulletin C-9.
     . Bulletin E-1, "Agriculture" (E-1), which establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation. Crop production in progress as of December 31, 2003 is valued at cost. The effects derived from the application of E-1 in the consolidated financial statements as of December 31, 2003 were not material.
b. Recognition of the effects of inflation- The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.
c. Temporary investments- Temporary investments are stated at the lower of acquisition cost plus accrued yields, or at market value, yields are recorded in the statement of income (loss).
d. Inventories and cost of sales- Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.
e. Land held for development and real estate projects- Undeveloped land represents land reserves that, together with developed land and ongoing and completed projects held for sale, are considered non-current inventories. They include acquisition, development and construction costs and are restated in U.S. dollars based on the slippage of the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.
     If the Mexican NCPI had been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2002 and 2003 would have increased by Ps.873,621 and Ps.609,431, respectively, and the cost of land sold for the years ended December 31, 2001, 2002 and 2003 would have increased by Ps.143,681, Ps.121,277 and Ps.159,621, respectively.
     The Company capitalizes the integral financing cost on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 2001, 2002 and 2003, the Company did not have real estate projects whose integral financing cost was subject to capitalization.
f. Property, plant and equipment- This item is recorded at acquisition cost and is restated by using NCPI factors. For foreign fixed assets, their acquisition cost is restated for inflation of the country of origin and the fluctuation of the Mexican peso against such currency is considered.
     If the restatement of all property, plant and equipment had been calculated using the NCPI, the net value of fixed assets as of December 31, 2002 and 2003 would have increased by Ps.1,905,377 and Ps.174,565, respectively, and the depreciation as for the years ended December 2001, 2002 and 2003 would have increased by Ps.212,913, Ps.210,416 and Ps.44,702, respectively.
     The companies capitalize the integral financing cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 2001 the integral financing cost capitalized was Ps.5,838 During 2002 and 2003, the Company did not have construction in progress whose net comprehensive financing cost was subject to capitalization.
     Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the average restated value of the year deducted from a salvage value, which, depending on the heading, fluctuates between 5% and 10% of its restated value, and their estimated useful lives.
g. Impairment of fixed assets- The amounts shown in the accompanying consolidated statements of income (loss) basically refer to the reduction in value of property and machinery of some productive facilities, in order to reflect their realizable value in accordance with the current situation of such businesses.
h. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.
i. Derivative financial instruments - These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.
          The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate and interest rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.
          Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.
     j. Goodwill- Up to 2003, the goodwill resulting from acquisitions made in excess of book value is restated by applying the NCPI amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized. Due to the early adoption of new Bulletin C-15, goodwill is subject to the impairment of long-lived assets calculation.
     k. Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized because they can be renewed at a reduced cost, however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over five years.
     l. Impairment of long-lived assets in use- The Company reviews the book value of long-lived assets in use tangible and intangible, in the presence of any indicator of impairment that might indicate that such book value might not be recoverable, considering the higher of the present value of future net cash flows or the net selling price, in the event of their eventual disposal. The impairment is recorded considering the amount by which the book value exceeds the higher of the aforementioned values.
     m. Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.
     n. Income tax, asset tax and employee profit sharing - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the book result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized
          The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.
     o. Employee retirement obligations- The liability from seniority premiums, pensions and retirement payments, which is similar to a pension, is recorded as accrued, and is calculated by independent actuaries based on the projected credit unit method, at real interest rates. Therefore, the liability is being recognized which, at present value, is expected to cover the obligation for these benefits at the estimated retirement date of all the Companies' employees. Severance payments are charged to results when they are determined to be payable.
     p. Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.
     q. Restated stockholders' equity- This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding monetary assets, because price levels increased above (below) inflation.
     r. Revenue recognition - Revenues of the subsidiaries of the autoparts, chemical and food sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them.
          The real estate sector recognizes the revenues and costs from sales of urbanized plots of land in results when the sales are formalized and the deposits securing the transaction are received. The individual assignment of the cost of the land and real estate project takes into consideration the relative selling price of the total project so as to maintain the same profit margin throughout the project.
          Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process and are recognized in results based on the "percentage of completion" method. Therefore, revenue is matched with costs incurred to reach the stage of completion to terminate the project. If the latest estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.
     s. Integral financial result- This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain or loss on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.
     t. Income per share- Basic income (loss) per ordinary share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year.
5.   Cash and cash equivalents

                                                                     2002             2003
     Cash                                                        Ps.   436,715   Ps.   243,663
     Restricted cash                                                         -          16,400
     Cash equivalents                                                1,748,116         459,904
     Technology and trust funds to be used within three months         316,732               -
                                                                 -------------   -------------
                                                                 Ps. 2,501,563   Ps.   719,967
                                                                 =============   =============

     As part of the sale of the assets of Industrias Resistol, S.A. de C.V., the Company received Ps.53,539 in cash with formal restrictions as to its availability, of which Ps.16,400 represents short-term restricted cash, and Ps.37,139 on a long term basis, recorded under the heading "Other assets". As of December 31, 2002 the technology and training funds held in trust, which would be exercised within three months during 2003 were classified as cash.
6.   Notes and accounts receivable
                                                     2002             2003
       Trade                                     Ps. 2,882,150    Ps. 3,492,644
       Less- Allowance for doubtful accounts           (58,847)        (109,596)
                                                 -------------    -------------
                                                     2,823,303        3,383,048
       Other debtors                                    84,467          109,665
       Recoverable taxes                               301,969          412,578
       Other receivables                               615,612          365,050
                                                 -------------    -------------
                                                 Ps. 3,825,351    Ps. 4,270,341
                                                 =============    =============
     The movements of the allowance for bad debts are as follows:
                                                     2002             2003
       Balance at the beginning of the year      Ps.    56,080    Ps.    56,600
       Provision for the year                           15,377           68,306
       Provision used in the year                      (15,808)         (17,557)
       Restatement of initial balance                    3,198            2,247
                                                 -------------    -------------
       Balance at the end of the year            Ps.    58,847    Ps.   109,596
                                                 =============    =============
     During 2002 and 2003, certain subsidiaries sold commercial paper without recourse at an average financial cost of 9.23% and 9.08% for Mexican pesos, respectively, and 3.62% and 3.86% for U.S. dollars, respectively, and terms ranging between 4 and 89 days in 2002 and between 4 and 74 days in 2003, with two financial institutions. As of December 31, 2002 and 2003, the balances of commercial paper sold without recourse were Ps.520,883, and Ps.493,486, respectively (equivalent to $46.5 and $44.1 million, respectively).
     Trade receivables - long-term - Certain real estate sector have long-term trade receivables in US dollars, which are recorded at present value at a 3% discount rate with the following maturities:
       2005                                      Ps.   295,399
       2006                                            311,312
       2007 and thereafter                             441,770
                                                 -------------
                                                 Ps. 1,048,481
                                                 =============
7.   Inventories
                                                     2002             2003
       Finished goods and work-in-process        Ps. 1,978,504    Ps. 2,001,478
       Raw materials, supplies and other             1,236,041        1,153,483
                                                 -------------    -------------
                                                     3,214,545        3,154,961
       Less- Allowance for slow-moving items           (55,568)         (61,416)
                                                 -------------    -------------
                                                     3,158,977        3,093,545
       Advances to suppliers                            34,145           26,891
                                                 -------------    -------------
                                                 Ps. 3,193,122    Ps. 3,120,436
                                                 =============    =============
     Movements in the reserve for obsolete and slow-moving inventories are as follows:
                                             2002           2003
Balance at the beginning of the year    Ps.    73,050   Ps.    53,447
Provision for the year                         33,770          53,049
Provision used in the year                    (52,428)        (47,201)
Restatement of the initial balance              1,176           2,121
                                        -------------   -------------
Balance at the end of the year          Ps.    55,568   Ps.    61,416
                                        =============   =============
8.   Land held for development and real estate projects
                                             2002           2003
Land held for development               Ps.   982,148   Ps. 1,035,260
Real estate projects-in-progress            1,462,090       1,511,118
Developed land                              1,817,782       1,254,485
Advances to contractors                        23,274          26,283
Other                                           5,237           1,166
                                        -------------   -------------
                                        Ps. 4,290,528   Ps. 3,828,312
                                        =============   =============
9.   Property, plant and equipment
                                                                  Annual
                                                                Depreciation
                                   2002             2003          Rate (%)
Buildings and installations   Ps.  6,121,907   Ps.  6,056,109    2 to 31.5
Machinery and equipment           17,110,130       16,758,770   3.8 to 31.8
Vehicles                             283,735          413,807    9 to 33.3
Furniture and fixtures               427,064          402,681    10 to 30
Other                                527,123          536,749    3.5 to 33
                              --------------   --------------
                                  24,469,959       24,168,116
Accumulated depreciation         (12,908,484)     (13,845,357)
                              --------------   --------------
                                  11,561,475       10,322,759
Projects-in-progress                 916,816          462,993
Land                               1,206,132        1,027,369
                              --------------   --------------
                              Ps. 13,684,423   Ps. 11,813,121
                              ==============   ==============
     Temporarily idle assets amount Ps.332,316 and Ps.66,800 in 2002 and 2003, respectively, and permanently idle assets Ps.198,378 and Ps.544,458 in 2002 and 2003, respectively.
     Certain subsidiaries entered into a machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a machinery lease agreement covering the same machinery was executed (see
     Note 19).
 Date of contract    Term       Amount      Leases payment  Interest rate
June 29, 2001      5 years  $ 18.7 million    Quarterly         1.5%
December 19, 2002  7 years  $ 11.0 million    Quarterly         3.7%
March 27, 2003     7 years  $  3.1 million    Quarterly         3.7%
August 19, 2003    7 years  $ 21.2 million    Quarterly      3.4% to 3.7%
     Investment properties as of December 31, 2002 and 2003 are comprised as follows:
                                   2002             2003
Buildings                     Ps.    340,079   Ps.    217,500
Accumulated depreciation            (171,788)        (104,952)
Land                                 190,734           77,997
                              --------------   --------------
                              Ps.    359,025   Ps.    190,545
                              ==============   ==============
     The annual average rate of depreciation of buildings in 2002 and 2003 was 2.4%. As of December 31, 2003 the fair value of investment properties is Ps.209,658.
     As of December 31, 2003, property, plant and equipment of certain subsidiaries are pledged against the Company's long-term bank debt (see
     Note 11).
10.  Other payables, accrued liabilities and business reserves and contingencies
                                   2002              2003
Accounts and notes payable
 to contractors               Ps.     24,606   Ps.     36,365
Other debtors                        322,317          366,110
Account payable to minority
 investors                                --          156,194
Warranty reserves                     38,213           91,845
Business reserves and
 contingencies                       438,359           92,125
Expense provisions                   166,065          162,611
Advances from customers               14,465           56,291
Royalties and technical
 assistance                           31,447           15,384
Dividends payable                    208,328            2,013
Taxes payable                        229,590          407,253
Interest payable                     105,886          116,941
Other                                197,830          228,843
                              --------------   --------------
                              Ps.  1,777,136   Ps.  1,731,975
                              ==============   ==============
     Movements of the restructuring and contingencies reserve are as follows:
                                            2002             2003
Balance at the beginning of the year   Ps.    665,443   Ps.    421,621
Reserve for the year                          108,741          100,961
Reserve used in the year                     (373,756)        (447,195)
Restatement of the initial balance             37,931           16,738
                                       --------------   --------------
Balance at the end of the year         Ps.    438,359   Ps.     92,125
                                       ==============   ==============
     a. The Company recorded a restructuring reserve in the year ended December 31, 2001 which has been increased and used in accordance with the project for realigning its operating restructure. The balance as of December 31, 2003 will be exercised during 2004, for the termination of the project mentioned above and the definitive close of Bioquimex, S.A. de C.V. (natural pigments business)
     b. On January 7, 2003, the Company's subsidiary Fenoquimia, S.A. de C.V. was notified of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., in which the latter quantifies the aforementioned damages and monetary losses in the amount of Ps.159,804. Such claim was answered by Fenoquimia, S.A. de C.V.; however, on December 11, 2003, the Company reached an agreement with its counterparty to conclude this dispute, with a one-time payment of Ps.54,480 in cash and real estate assets, for which there was a provision recorded in prior years within the restructuring and contingencies reserve..
     c. Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that based on the facts any resulting liability would not materially affect the financial position or results of operations of the companies.
11.  Bank loans and long-term debt
     Bank loans and long-term debt are as follows:

                                                    2002                                            2003
                                   Maturity     Interest Rate        Amount         Maturity     Interest Rate        Amount
Syndicated loan-
      DESC $445.7 million             --             --                    --    2006 to 2008   LIBOR + 1.625 to   Ps. 4,992,311
                                                                                                   LIBOR +4
      DESC Ps.1,223 million           --             --                    --    2006 to 2008   TIIE + 1.125 to        1,222,553
                                                                                                  TIIE + 4.5
      DESC $100 million               --             --                    --       2006        LIBOR + 1.375 to       1,119,980
                                                                                                    LIBOR +4
   DESC $97.17 million               2005       LIBOR + 1.375   Ps. 1,046,778        --                --                     --
   DESC $177.83 million              2007       LIBOR + 1.625       1,915,699        --                --                     --
   DESC Ps.1,300 million             2007        TIIE + 0.9         1,351,610        --                --                     --
Medium-term promissory notes-
   DESC 680,569 million UDIS    2006 and 2007   9% and 8.20%        2,282,519   2006 and 2007     9% and 8.20%         2,281,268

                                                    2002                                                2003
                               Maturity        Interest Rate         Amount         Maturity        Interest Rate         Amount
International Finance
 Corporation-
   Chemical segment
    $6.57 million             2003 to 2006        Variable              204,681   2004 to 2006     LIBOR + 2.125              73,599
   Chemical segment
    $90 million               2003 to 2009   Variable and fixed       1,131,128   2004 to 2009   Variable and fixed        1,007,982
Loans-
   DESC $15 million          2003 and 2004         3.85%                161,590        --               --                        --
   DESC $35 million          2003 and 2004         3.75%                377,043        --               --                        --
Secured bonds-
   DESC (formerly DINE)
    $73 million                  2007              8.75%                786,952       2007             8.75%                 818,157
Secured syndicated loans-
   Desc Automotriz $4.23
    million                      2003              7.34%                 45,527        --               --                        --
   Desc Automotriz $0.5
    million                      2004            LIBOR + 1               16,159       2004           LIBOR + 1                 5,600
Other loans payable in-
   Mexican pesos             2003 to 2010         Variable               31,179   2004 to 2010       Variable                 24,189
   Foreign currency          2003 to 2010         Variable              362,995   2004 to 2010       Variable                 61,038
                                                                  -------------                                       --------------
                                                                      9,713,860                                           11,606,677
Less- Current portion                                                   662,211                                              246,666
                                                                  -------------                                       --------------
                                                                  Ps. 9,051,649                                       Ps. 11,360,011
                                                                  =============                                       ==============

     As of December 31, 2002 and 2003, the LIBOR rate was 1.38% and 1.46% respectively, and the Mexican Interbank rate (TIIE) was 8.45% and 7.9% respectively.
     Long-term debt maturities as of December 2003 are as follows:
2005                  Ps.    198,918
2006                       4,469,882
2007                       4,264,706
2008                       2,258,496
2009 and thereafter          168,009
                      --------------
                      Ps. 11,360,011
                      ==============
     The current portions of long-term debt and short-term bank loans are as follows:
                                       2003            2002
Current portion of long-term debt  Ps.   662,211   Ps. 246,666
Other loans payable in-
   Foreign currency                    2,979,617       193,887
                                   -------------   -----------
                                   Ps. 3,641,828   Ps. 440,553
                                   =============   ===========
     Debt refinancing- As mentioned in Note 1, during December 2003, an agreement was satisfactorily reached with the bank creditors to refinance the Company's syndicated loans and most of its short-term debt. The most important terms of the financial restructuring signed on December 23, 2003 are indicated below:
     a. Syndicated loan of $445.7 million at the LIBOR interest rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.625 and 4.000, with maturities between 2006 and 2008. As of December 31, 2003, the variable margin is 3.5. The interest will be payable on a monthly or quarterly basis.
     b. Syndicated loan of Ps.1,223 million, at an interest rate equal to TIIE plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortizations, which fluctuates between 1.125 and 4.000, with maturities from 2006 to 2008, respectively. As of December 31, 2003 the variable margin determined is 3.5. The interest will be payable on a monthly basis.
     c. Credit of $112 million, divided into two tranches, (i) $100 million revolving credit, at the LIBOR interest at rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.375 and 3.50, and (ii) $12 million credit letters, both with maturity in 2006. As of December 31, 2003 the Company has applied dispositions against the tranche of $100 million, and the variable interest margin determined is 3.0. The interest will be payable on a monthly or quarterly basis.
          As part of the conditions negotiated, the operating subsidiaries and certain holding subsidiaries were considered jointly and severally liable and guarantors for the debt, and a package of concrete guarantees was created consisting of fixed assets, accounts receivable of the real estate sector and stock in certain subsidiaries.
     The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:
     - Maintain the interest coverage ratio in excess of 2.25. At the close of 2003 the ratio is 2.91.
     - Maintain the ratio of total debt of subsidiaries to consolidated debt below 0.20. At the close of 2003 the ratio is 0.11.
     - Maintain the ratio of consolidated debt to operating profit, plus depreciation to amortization, at below 5.35 based on nominal pesos and U.S. dollars. At the close of 2003 the ratio is 4.96.
     -    Maintain the ratio of consolidated debt to total capitalization below
          0.55. At the close of 2003 the ratio is 0.53.
     -    Certain restrictions on the establishment of new liens.
     - Restriction on the sale and investments in assets, as well as lease transactions.
     - Restriction on the sale of assets, except when performed at market value and the proceeds obtained are used to pay the debt.
     -    Certain restrictions applicable to dividend declarations.
     Medium-term promissory notes- In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment ("UDIS"), respectively. The UDI value as of December 31, 2003 was 3.352003, which is equal to Ps.1,086,049 and Ps.1,195,219, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.
     International Finance Corporation- As a result of the merger between DESC and GIRSA, on December 14, 2001, a contract to transfer the debt was executed by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transferred to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:
     a. Loan of $6.57 million executed between GIRSA and IFC subdivided into two (A and C) loans bearing semiannual interest at LIBOR plus 2.125. The repayment of loan A will have the following installment on February 15, 2004 and loan C in semiannual payments for two years as of the payment date of loan A.
     b. Loan of $90 million executed between GIRSA and IFC subdivided into two loans, generating interest at LIBOR plus 3.75 for the $38.6 million loan and 10.35% for the $51.4 million loan. Payments on such loans will be made in equal semiannual installments for six years beginning March 15, 2003.
     The financing received establishes certain restrictions for GIRSA, with which the Company has complied. The most important restrictions are:
     -    Maintaining a liquidity ratio equal to or higher than 1.1.
     -    Limitations on the disposal of property, plant and equipment.
     - Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.
     Issuance of secured bonds - On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds.
     At December 31, 2003 the book value of the bonds issued by DINE is $73 million and fair value $70.8. million.
12.  Related parties
     Club Ecuestre Chiluca, S.A. de C.V., a 77.26% subsidiary of the Company, sold all of its territorial reserves for $79.4 million. Prior to the sale of such reserves, the Company acquired the remaining 22.74% interest from minority shareholders (which in turn are the Company's main shareholders) at their commercial value, which will be paid on the same terms and conditions as the realization of the account receivable; i.e., four annual payments from December 2004 to 2007. Therefore, such balance is presented in the balance sheets as a long-term liability.
13.  Employee retirement benefits
     The liability for employee benefit obligations relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from independent actuarial calculations using the projected unit credit method, is as follows:
                                              2002             2003
Projected benefit obligation ("PBO")     Ps.  1,028,836   Ps.  1,063,475
Plan assets                                     577,885          615,686
                                         --------------   --------------
                                               (450,951)        (447,889)
Unrecognized transition liability              (303,849)        (279,753)
Unrecognized variances in assumptions           824,288          659,718
                                         --------------   --------------
7
Net projected benefit asset (liability)  Ps.     69,488   Ps.    (67,924)
                                         ==============   ==============
     As of December 31, 2002 and 2003, the amount of the accumulated benefit obligation ("ABO"), (equal to the PBO without projecting the wages to the retirement date) in certain subsidiaries, exceeds the amount of current funds by Ps.255,487 and Ps.252,649, respectively. Consequently, this amount was recognized as an additional liability under the heading of "Other long term liabilities" creating a deferred asset charge and the difference net of deferred income tax of Ps.154,105 and Ps.147,158, which was recorded in the "Adjustment to the additional liability for employee retirement obligations" account, within stockholders' equity, because as of December 31, 2002 and 2003, the amount of the additional liability exceeds the algebraic sum of the unrecognized transition liability, plus previous services rendered and plan modifications.
     The subsidiaries have established irrevocable trust funds to cover accrued employee benefits. The contributions made in 2001 and 2002, based on actuarial computations, were Ps.143,207 and Ps.23,241, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2003 the balance of these funds is Ps.615,586, which consists of the Company's common stock shares and certain fixed-rate investments.
     The number and series of common stock shares of the Company held by the trusts at December 31, 2003 were as follows:
Series A                                 32,917,520
Series B                                  2,381,315
Series C                                 20,147,735
     The market value of the Company's shares held at December 31, 2003 was Ps.191,229. During 2003 the trusts sold 267,400 shares of the Company's stock.
     The cost of employee benefits is as follows:

                                              2001             2002             2003
Service cost                             Ps.     73,776   Ps.     59,055   Ps.     53,900
Financial cost                                   62,078           51,738           51,459
Amortization of transition liability              8,773           13,926            5,304
Amortization of variances in
 assumptions                                     34,907           26,406           22,449
                                         --------------   --------------   --------------
                                                179,534          151,125          133,112
Effect of early personnel reduction                  --               --           74,881
Less- Actual return on plan assets               45,607           41,413           31,485
                                         --------------   --------------   --------------
Net result for the period                Ps.    133,927    Ps.   109,712    Ps.   176,508
                                         ==============   ==============   ==============

     Interest rates utilized in the actuarial calculations recommended by the Mexican Association of Consultant Actuaries for 2001, 2002 and 2003 were as follows:
Investment yield rate                    7.0%
Interest rate                            5.0%
Salary increase rate                     1.5%
     The changes in the projected benefit obligation are as follows:
                                              2002             2003
Opening balance                          Ps.  1,101,629   Ps.  1,028,836
   Service cost                                  59,055           53,900
   Financial cost                                51,738           51,459
   Actuarial result                            (183,586)         (70,720)
                                         --------------   --------------
Final balance                            Ps.  1,028,836   Ps.  1,063,475
                                         ==============   ==============
     The changes in the net projected asset (liability) were as follows:
                                              2002             2003
Opening balance                          Ps.    156,479   Ps.     69,488
   Provision for the year                      (109,712)        (176,508)
   Contributions to the fund                     23,241               --
   Payments for reduction of personnel          (77,404)              --
   Actuarial gain                                76,884           39,096
                                         --------------   --------------
Final balance                            Ps.     69,488   Ps.    (67,924)
                                         ==============   ==============
     The changes in the fund were as follows:
                                              2002             2003
Opening balance                          Ps.    652,873   Ps.    577,885
   Contributions to the fund                     23,241               --
   Yield on fund assets                          41,413           31,485
   Variation in the value of fund assets        (62,238)           6,216
   Payments for reduction of personnel          (77,404)              --
                                         --------------   --------------
Final balance                            Ps.    577,885   Ps.    615,586
                                         ==============   ==============
     The amortization periods are as follows:
                                           Remaining
                                             Years
Transition liability                        15 to 21
Variances in assumptions                    16 to 28
14.  Stockholders' equity
     During a Stockholders' Ordinary and Extraordinary General Meeting held on April 28, 2003, the stockholders approved the following:
     1. The merger of DESC and Industrias Resistol, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on September 29, 2003.
     2. The merger of DESC and Industrias Ruiz Galindo, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2003; therefore, as of such date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity
     During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the following:
     1. Payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps.397,033, whose restated amount is Ps.428,936, payable in four quarterly payments in July and October 2002 and January and April 2003.
     2. Merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.
     As of December 31, 2001, 2002, and 2003 capital stock is represented by:
                                           Number of
                                             Shares           Amount
Fixed portion-
   Nominative Series "A" shares
    (without withdrawal rights and
    which must represent at least 51%
    of voting stock)                        587,479,900   Ps.      7,637
Variable portion-
   Nominative Series "B" shares (with
    withdrawal rights and which may not
    represent more than 49% of
    voting stock)                           506,257,866            6,581
Series "C" shares (with voting
 restrictions)                              275,341,610            3,580
                                         --------------   --------------
                                          1,369,079,376   Ps.     17,798
                                         ==============   ==============
     Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.
     This shareholding structure was modified on March 8, 2004, as indicated in
     Note 21.
     Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
     The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.
     During the years ended 2001 and 2002 the Company distributed restated retained earnings of Ps.448,185 and Ps.428,936, respectively as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.
     The balances of the stockholders' equity tax accounts as of December 31 are:
                                              2002             2003
Contributed capital account              Ps.  9,105,963   Ps.  9,105,963
Net tax income account                        4,394,401        4,190,160
                                         --------------   --------------
   Total                                 Ps. 13,500,364   Ps. 13,296,123
                                         ==============   ==============
15.  Transactions and balances in foreign currency
     The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2002 and 2003 of 10.3613 and 11.1998 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.
     As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currency were as follows:
                                              2002             2003
Monetary assets
Current                                  $      351,852   $      263,297
Long-Term                                            --           93,616
                                         --------------   --------------
                                                351,852          356,913
Current monetary liabilities-
   Interest-free                                136,047          137,618
   Interest-bearing                             344,786           38,826
                                         --------------   --------------
                                                480,833          176,444
Long-term liabilities                           521,120          716,223
                                         --------------   --------------
                                              1,001,953          892,667
                                         --------------   --------------
   Net monetary liability position in
    foreign currency                     $     (650,101)  $     (535,754)
                                         ==============   ==============
     During the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction. Foreign currency transactions were as follows:

                                              2001             2002             2003
Direct export sales                      $      706,150   $      597,601   $      595,227
Indirect export sales under agreement           119,234          181,728          141,973
Sales of foreign subsidiaries                   132,640          122,710          123,271
                                         --------------   --------------   --------------
                                                958,024          902,039          860,471
Less-
   Purchases of inventories                    (439,051)        (405,591)        (394,403)
   Purchases and expenses of foreign
    subsidiaries                                (92,770)        (104,281)        (102,690)
                                         --------------   --------------   --------------
                                               (531,821)        (509,872)        (497,093)
                                         --------------   --------------   --------------
                                                426,203          392,167          363,378
                                         --------------   --------------   --------------
Interest earned                                   5,150            4,359            1,012
Less- Interest expense                          (77,691)         (32,893)         (52,652)
                                         --------------   --------------   --------------
                                                (72,541)         (28,534)         (51,640)
                                         --------------   --------------   --------------
Technical assistance                             (6,997)          (5,307)          (8,187)
                                         --------------   --------------   --------------
   Net                                   $      346,665   $      358,326   $      303,551
                                         ==============   ==============   ==============

     As of March 26, 2003, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 11.0130 Mexican pesos per U.S. dollar.
16.  Income and asset taxes and employee statutory profit sharing
     The Company is subject to income taxes ("ISR") and tax on assets ("IMPAC"). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices and the deduction of purchases instead of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2001, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed.
     The tax rate was 35% in 2002 and 34% in 2003 and reduces by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing ("PTU") and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated. IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years
     Some subsidiaries in the agribusiness sector have authorization to pay income and asset taxes under a simplified scheme based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income depending on their activities.
     DESC is subject to ISR and IMPAC with its subsidiaries on a consolidated basis in the proportion in which the Company holds the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that DESC holds of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both DESC and its subsidiaries are made as if the Company did not file a consolidated tax return.
     Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.
     Tax loss carryforwards and recoverable asset tax- As of December 31, 2003, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:
                        Tax
                        Loss         Recoverable
Maturity           Carryforwards     Asset Taxes
2004              Ps.     315,781   Ps.    27,231
2005                      196,277          21,289
2006                       32,039          24,084
2007                       98,881          22,713
2008                       88,875          20,619
2009                      144,859          50,850
2010                    1,387,334          63,858
2011                      669,858          72,864
2012                      333,727          67,266
2013                    1,072,752         141,161
                  ---------------   -------------
                  Ps.   4,340,383   Ps.   511,935
                  ===============   =============
     On December 12, 2003, the Company won the lawsuit involving the deduction of the loss from the sale of shares obtained in 2000, as an operating tax loss; consequently, as of that date such loss is presented within tax loss carryforwards.
     Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:
                                              2002             2003
Property, plant and equipment            Ps.  1,865,513   Ps.  1,466,891
Inventories                                     539,177          400,042
Land held for development and real
 estate projects                                677,907          659,391
Reserves and provisions                        (186,313)        (147,103)
Tax loss carryforwards                       (1,446,973)      (1,388,923)
Recoverable asset tax                          (409,432)        (511,935)
Allowance for doubtful tax loss
 carryforwards and recoverable
 asset taxes                                    325,693          519,289
Other                                           (26,457)        (116,903)
                                         --------------   --------------
                                         Ps.  1,339,115   Ps.    880,749
                                         ==============   ==============
     The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before provisions, discontinued operations and extraordinary items is as follows:
                                              2001       2002      2003
Statutory rate                                 35.0%      35.0%     34.0%
Add (deduct) the effect of permanent
 differences-
   Nondeductible items                         15.0%     (30.8%)   (26.2%)
   Non-taxable income                         (12.8%)     29.0%     20.2%
   Monetary gain position                      (8.7%)     63.4%     10.0%
   Adjustment for inflation                    10.6%     (81.1%)   (10.6%)
   Income related to subsidiaries subject
    to the simplified tax system                1.8%                 2.0%
   Allowance for tax loss carryforwards
    and asset tax                                --      (98.8%)   (21.8%)
   Other                                      (31.4%)     39.7%    (14.6%)
                                           --------   --------   -------
Effective rate                                 (9.5%)    (43.6%)    (7.0%)
                                           ========   ========   =======
17.  Discontinued operations
     As mentioned in Note 1, the Company decided to shut down the spark plugs and automotive electrical parts businesses of the autoparts segment, the natural pigments business in the chemicals sector, in the food sector the hog raising operation located in the Bajio region, and the shrimp business was disposed of by means of donation. A summary of the combined statements of income of the discontinued operations for the years ended December 31, 2001, 2002 and 2003 is as follows:
                                          2001           2002           2003
Revenues from discontinued
 operations                           Ps.  588,732   Ps.  405,814   Ps. 124,771
Costs and expenses                         717,309        948,433       153,225
Integral financial result                  (11,560)        26,835        (1,364)
Other (income) expense                      39,664        115,430      (107,372)
Current and deferred income tax and
 employee profit sharing                    97,184        (55,016)       57,386
                                      ------------   ------------   -----------
Net income (loss) from discontinued
 operations                           Ps. (253,863)  Ps. (629,868)  Ps.  22,896
                                      ============   ============   ===========
18.  Extraordinary item
     The extraordinary item, net of the related income tax effects, represents a provision for restructuring expenses.
19.  Lease commitments
     As of December 31, 2002 and 2003, the Company had operating leases for equipment commitments equal to Ps.447,797 and Ps.623,875 whose maturity dates are as follows:
Maturity                                  2002           2003
--------
2003                                  Ps.  108,195   Ps.       --
2004                                        96,743        149,892
2005                                        82,626        142,943
2006                                        68,871        125,041
2007                                        23,386         68,938
2008                                        21,816         57,759
2009                                        46,160         45,894
2010                                            --         33,390
                                      ------------   ------------
                                      Ps.  447,797   Ps.  623,857
                                      ============   ============
     Lease expenses recorded in the statements of income (loss) during 2001, 2002 and 2003 amounted Ps.42,853, Ps.30,673 and Ps.108,195 respectively.
20.  Financial instruments
     The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2003 the Company has four contracts to buy and sell U.S. dollars for a total amount of $2,141 maturing during 2004. The Company also has interest rate swaps to manage the interest rate risk on its variable interest debt. The Company has entered into interest rate swaps in which it pays amounts calculated based on fixed interest rates and receives amounts calculated based on variable interest rates. The difference between such amounts is recorded in the integral financing result, offsetting the effect of the variable interest rate on the hedged loans. The asset generated in the swap is deducted from the payable interest hedged.
     Some of the Company's subsidiaries contracted forwards with Pemex Gas y Petroquimica Basica to protect themselves from natural gas price volatility for the period from January 2002 to December 2003.
     The Company purchased insurance coverage against natural gas market prices increases above the maximum price it selected by paying a premium. The maximum price level was 8.705 U.S. dollars per million units of energy "MMBTU" and the minimum price was 4.245 U.S. dollars per "MMBTU". If the reference price exceeds the maximum price a discount will be included in its invoice, while if it is below the minimum price, the invoice will be issued for the respective minimum price. Given that the insurance contract represents a contractual obligation, guaranteed with the fixed gas price of
     4.00 U.S. dollars per MMBTU, the Company records the respective effects in results as the MMBTU amounts committed are consumed, and it has not recorded the effect of the potential gain or loss if the gas price premium were settled at present value. At December 31, 2003, the net loss recorded for this transaction was Ps.10,393.
     The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003 the market value of the financial instruments is Ps.47,405, and the net loss recorded during the year for the forwards, calls and swaps was Ps.124,928.
     Sales options in the food sector- With regard to the 1998 acquisition of CORFUERTE and AAC, companies in the food sector, the Company executed contracts known as "puts" with its minority shareholders so that at a given date and amount, DESC would undertake to acquire the shareholding packages of such minority shareholders.
     On November 11, 2003, the minority shareholders of CORFUERTE and AAC formally notified their decision to exercise their put options to DESC, which was formalized on January 29, 2004. Accordingly, as of the date, the shareholding percentage of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded in the consolidated balance sheets as a liability under the heading of "Other payables and accrued liabilities.".
21.  Subsequent events
     Resolutions adopted at stockholders' meetings- At a Stockholders' Special Meeting and a Stockholders' Ordinary and Extraordinary Meeting held on March 8, 2004, the following resolutions were adopted:
     a. The mandatory conversion of the totality of the Series "C" shares into Series "B" shares, and the cancellation of the inscription of the Series "C" shares in the National Securities Registry. This agreement went into effect on March 16, 2004. As of that date, the American Depositary Shares (ADS), which are registered with the Securities and Exchange Commission (SEC), and are traded in the New York Stock Exchange, Inc. (NYSE), will represent 20 Series "B" shares.
     b. The voluntary conversion of the Series "A" shares into Series "B" shares and the voluntary conversion of Series "B" shares into Series "A" shares, by those shareholders who so request. The Series "A" shares have not been and will not be registered under the 1933 Securities Act, or under any other applicable law in jurisdictions other than Mexico. Consequently, the voluntary conversion will be offered only in Mexico and the US shareholders of DESC will not be able to participate.
     c. The amendments to the corporate bylaws of DESC, which include the elimination of the restrictions on foreigners holding Series "B" shares.
     d. Proposal to perform a capital stock increase in the amount of Ps.2,738 million ($248 million), through the issuance of 912,719,584 new ordinary shares at a subscription price of three pesos per share.
     With regard to the proposed capital increase, DESC entered into a Share Subscription Collaboration Agreement with Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"). Such agreement establishes that, if the shareholders do not exercise their entire right of first refusal regarding the shares subject to the increase, DESC will be obligated to offer, and Inbursa will be obligated to subscribe, subject to certain conditions, for itself or on account of third parties, up to the equivalent of Ps.2,000 million, in unsubscribed shares at the same price of three pesos per share. The rights of first refusal to such subscription will be offered only in Mexico.
     Close of operations of Fenoquimia, S.A. de C.V. - On February 17, 2004, the Company decided to begin closing down the operation of Fenoquimia, S. A. de
     C. V., which is engaged in the production and sale of phenol.
     The condensed financial position Fenoquimia, S. A. de C. V. as of December 31, 2002 and 2003, and the results of its operations for the years ended December 31, 2001, 2002 and 2003, are shown below:
                                                         2002           2003
Current assets                                       Ps.    5,156   Ps.  34,217
Property, plant and equipment                              38,433        36,436
Other assets                                               42,869        46,782
                                                     ------------   -----------
                                                           86,458       117,435
Current liabilities                                       316,465       384,429
Long-term debt                                             16,150        15,533
                                                     ------------   -----------
                                                          332,615       399,962
                                                     ------------   -----------
  Net                                                Ps. (246,157)  Ps.(282,527)
                                                     ============   ===========
                                          2001           2002           2003
Net sales                             Ps.  313,277   Ps.   91,454   Ps. 109,447
Cost of sales                             (431,489)      (129,623)      (83,656)
Operating expenses                         (50,216)       (15,812)      (10,014)
Net comprehensive financing cost            (4,822)       (29,374)      (30,039)
Other revenues and expenses- Net          (102,898)       (10,944)      (66,459)
Income tax                                  (4,804)         7,735         8,001
                                      ------------   ------------   -----------
Net loss                              Ps. (280,952)  Ps.  (86,564)  Ps.(172,720)
                                      ============   ============   ===========
     Joint investment with Hayes Lemmerz, Int. - On January 15, 2004 Desc Automotriz, S.A. de C.V. concluded its joint investment with Hayes Lemmerz, Int. ("HLI"). To do this, the assets of the aluminum wheel rim plant were sold to HLI and 40% of the shares owned by HLI, were acquired for $1.00, so that now Desc Automotriz, S.A. de C.V. owns 100% of the shares of the Company that manufactures steel wheel rims. As of December 31, 2003, the Company adjusted the net realizable value of the fixed assets of the aluminum plant, which generated a charge to results for the year of Ps.114,200, net of taxes. In 2004 the dissolution of the joint investment will be recorded as an item of stockholders' equity.
22.  New accounting principles
     In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. The Company believes that the effects of adopting this new accounting principle will not have significant effects on its consolidated financial position and results of operations.

                                   * * * * * *
                                                                              33

                                                                        Item 4

                                                                  [LOGO OF DESC]

                    DESC ANNOUNCES FIRST QUARTER 2004 RESULTS
                    -----------------------------------------

\Mexico City, April 27, 2004 - Desc, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the first quarter ended March 31, 2004 (1Q04). All figures were prepared according to generally accepted accounting principles in Mexico.
                                   Highlights
                                   ----------
     . Sales and exports were 3.1% and 7.6% higher, respectively, when compared to 1Q03.
     .  Operating income was 12.4% higher than in 1Q03.
     . Desc successfully concluded a capital increase for approximately US $248 million.
     . The funds generated by the capital increase will be used to reduce the Company's debt.

                      DESC, S.A. DE C.V. and SUBSIDIARIES
                       -----------------------------------

                          Table 1. Consolidated Figures
      (Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$))
                         Desc, S.A. de C.V. and Subsidiaries
-------------------------------------------------------------------------------
                                                  1Q04 vs.             1Q04 vs.
                                 1Q04     1Q03      1Q03      4Q03      4Q03
-------------------------------------------------------------------------------
      Sales (Ps.)/3/              5,357   5,343        0.2%    5,322        0.7%
      Sales (US$)/1/                486     471        3.1%      466        4.3%
     Exports (US$)/2/               232     216        7.6%      216        7.5%
 Operating Income (Ps.)/3/          247     227        8.9%       17         NA
 Operating Income (US$)/1/           22      20       12.4%        2         NA
     Operating Margin               4.6%    4.2%                 0.3%
    EBITDA/4/ (Ps.)/3/              564     576       -2.0%      371       52.1%
    EBITDA/4/ (US$)/1/               51      51        1.0%       32       57.7%
Net Majority Income (Ps.)/3/       -117    -337      -65.4%   -1,671      -93.0%
Net Majority Income (US$)/1/        -11     -30      -65.2%     -146      -92.8%

/1/ Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
/2/ All export figures are based on real sales invoiced in U.S. dollars.
/3/ All figures in this report are expressed in constant pesos as of March 31, 2004.
/4/ "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.
* Please refer to the end of this release to the Non-GAAP Financial Reconciliation Schedule.

                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Sales
-----
During 1Q04 total sales in dollars increased 3.1% compared to 1Q03, from US$471 million to US$486 million, primarily due to higher revenue from the Automotive, Food and Real Estate Sectors.


                         GRAPH 1 - NET SALES 1Q04

                 Sector                        New Sales 1Q04(%)
                 ------                        -----------------

               Autoparts                               41%
               Chemical                                35%
               Food                                    19%
               Real Estate                              5%


The Automotive Sector registered a 10.2% recovery in dollar sales when compared to 1Q03 due to higher requirements from the Tractor Project, higher part sales in the gear business for BMW North America, higher export sales volumes in the transmission business and the integration of new products in the domestic parts market.

In the Food Sector, sales volume increased 10.7% in the domestic market when compared to 1Q03. This resulted from higher sales in practically all our product lines, primarily "Del Fuerte" brand tomato paste, "Zuko" brand powdered beverage mix and "Blason" brand coffee, as well as higher export sales to the U.S. and the increase in sales in the pork business due to higher prices.
In the Real Estate Sector, sales reached US$27 million mainly due to sales in the North C building project, within the Arcos Bosques development, and the Punta Mita project.

Exports
-------
Total exports for the first quarter of 2004 reached US$232 million, which represented an increase of 7.6% when compared to 1Q03. This result was primarily due to the increase in export sales of the Automotive and Food Sectors, which were 14.5% and 5.9% higher, respectively, when compared to 1Q03.

Operating Income
----------------
Consolidated operating income in dollars was US$22 million in 1Q04, which represent an increase of 12.4% with respect to 1Q03. This result is attributable to the improvements in the Automotive and Food Sectors.

EBITDA
------
Consolidated EBITDA in dollars reached US$51 million in 1Q04, an increase of
1.0% compared to 1Q03. This result is attributed to the improvements in the Automotive and Food Sectors.
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                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
However, after divesting the aluminum wheel and adhesive and waterproofing material businesses, EBITDA was US$48 million in 1Q03, therefore the increase is actually 6.25%.

Taxes
-----
During the quarter, US$8.7 million was provisioned for income tax, asset tax and employee profit sharing, which was below the US$1.5 million reported in 1Q03. In addition, US$3.2 million in deferred taxes was reported.

Debt Structure
--------------
In 1Q04 the Company registered a net debt decrease of US$3 million when compared to 4Q03 reaching US$987 million, mainly due to the depreciation of the Mexican peso against the dollar, which partially offset the US$11 million payment realized to International Finance Corporation during the period.

                             Table 2. Debt Breakdown
                             -----------------------
                      (Figures in millions of U.S. dollars)
--------------------------------------------------------------------------------
                Dec-31-02  Mar-31-03  Jun-30-03  Sep-30-03  Dec-31-03  Mar-31-04
--------------------------------------------------------------------------------
Cash                  232        103         82        117         62         61
Total Debt          1,178      1,082      1,069      1,084      1,052      1,048
Net Debt              946        979        987        967        990        987
Interest
Coverage             2.8x       2.6x      2.45x       2.7x       2.9x       2.9x
Leverage Ratio*      4.8x       4.9x       4.8x       5.5x       4.9x       4.9x

*Total debt - Cash + US $50 million / EBITDA last 12 months.


As of 4Q03, the way of calculating the leverage ratio changed, and in order for all the figures to be comparable, all previous quarters were recalculated.
At the close of 1Q04, the debt mix was 69% dollar-denominated, 11% peso-denominated and 20% in UDIS. The maturity profile at the close of 1Q04 was 97% long-term and 3% short-term. The average cost of debt on March 31, 2004 was 5.58% for dollar-denominated debt and 8.72% for peso-denominated debt.

Desc successfully concludes capital increase
--------------------------------------------
On April 20, 2004, Desc announced that it had successfully completed the capital increase approved at the Annual Ordinary and Extraordinary Shareholders Meeting held on March 8.

100% of the 912,719,584 ordinary shares were subscribed and issued for this capital increase, equivalent to Ps. 2,738,158,752. The funds generated by the capital increase will be used during 2Q04 to reduce the Company's debt.
Upon expiration of the rights offering, 502,544,745 shares or 55% of the total shares issued were subscribed, and the actions taken by the shareholders show their commitment with the future of the Company.
                                                                               3
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Subsequent to and in accordance with the Stock Subscription Cooperation Agreement with Inversora Bursatil, S.A. de C.V. Casa de Bolsa, 410,174,839 shares were placed which corresponded to the number of shares unsubscribed in the rights offering. Therefore, due to the response from shareholders in the rights offering, only Ps. 1,230 million of the Ps. 2,000 million established in this Agreement with Inbursa were utilized.

Results by Sector
-----------------                                                 [LOGO OF DESC]
                                                                  --------------
                                                                      automotriz
Automotive Sector
Table 3 shows the figures obtained in the Automotive Sector.

                       Table 3. Automotive Sector Results
                       ----------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
                                Automotive Sector
------------------------------------------------------------------
                                       1Q04 vs.           1Q04 vs.
                         1Q04   1Q03     1Q03      4Q03     4Q03
------------------------------------------------------------------
      Sales (Ps.)        2,176  2,029       7.2%   2,018       7.8%
      Sales (US$)          197    179      10.2%     177      11.7%
     Exports (US$)         133    117      14.5%     118      13.5%
Operating Income (Ps.)     141    121      16.4%      63     123.1%
Operating Income (US$)      13     11      20.0%       6     132.0%
   Operating Margin        6.5%   6.0%               3.1%
    EBITDA/1/ (Ps.)        319    313       1.7%     252      26.2%
     EBITDA (US$)           29     28       5.1%      22      30.9%


/1/ All EBITDA figures used in this report are calculated as Operating Income
(Loss) plus the sum of Depreciation and Amortization (according to Mexican
GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP.
* Please refer to the end of this release to the Non GAAP Financial Reconciliation Schedule.

During the first quarter of 2004 sales and operating income in dollars increased by 10.2% and 20%, respectively, compared to the first quarter of 2003 due to:

     a) Higher requirements from the Tractor Project in the forge, cardan shaft and axle businesses whose application is in light trucks and SUVs.
     b) Higher part sales in the gear business to BMW North America for the X5 platform.
     c)   Increase in the export sales volume of the transmission business.
     d)   Integration of new products in the domestic parts business.

These factors helped offset:
     a) Lower sales in the constant velocity joint business due to lower production by VW in Mexico.
     b) The decline in sales in the valve lifters business in the export market.

During the quarter increases were registered in the prices of raw materials which were offset by new contracts, additional volumes and plans for reduction of costs, thereby achieving results above those obtained in 4Q03, with operating income 132% higher and EBITDA 30.9% higher. Additionally, the Company is working on plans for productivity, the replacement of suppliers and the passing on of increases to clients so that the impact is distributed along the chain.
                                                                               4
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
In recent weeks the price of steel has increased significantly. Nevertheless, this did not significantly affect the Automotive Sector during 1Q04.
Export sales were US$133 million, 14.5% higher than the first quarter of 2003, in-line with the expansion in demand, primarily in the US market.







                                                                               5
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Average capacity utilization during the first quarter was 63%, an increase of 10.5% compared to 1Q03. Sales per employee reached US$113 thousand, above the US$111 thousand reported in the first quarter of 2003, thanks to the combined effect of the increase in sales and the lay-off of 663 employees.

The Tractor I and II Project, which consist of the production and sale of parts for axles, semiaxles and output-shafts for Dana, increased its sales by over 100% when compared to 1Q03, to US$29 million due to the successful conclusion of the project.

The US $4.5 million investment in assets were allocated to the following projects:

     1.   Gears - Enco (US $1.6 million)
     2.   Tractor I and II Project (US$0.70 million)
     3.   Pistons (US$0.40 million)
     4.   Constant Velocity Joints (US$0.19 million)
     5.   Other minor projects (US$1.61 million)

The divestitures completed during the quarter reached US$15.7 million, primarily in the aluminum wheel business.

Other Events

Divestiture of the Aluminum Wheel Business
------------------------------------------
On January 16, 2004, Desc announced the sale of assets in the aluminum wheel business to Hayes Lemmerz International, Inc. and the simultaneous purchase of their stake in Hayes Wheels Acero, S.A. de C.V. Through this transaction, the association with Hayes Lemmerz International, Inc. was concluded.

Awards
------
During February, 6 companies in the Autoparts Sector were presented the following award by Nissan:

..  Velcon                "The Most Improvement Award"
..  Pemsa y Etrac         "Zero Defects" & "Quality Master"
..  Morestana y Tremec    "Zero Defects"
..  Cardanes              "Quality Master"

These awards represent our commitment to maintain a leading position as suppliers of autoparts at th international level, as well as a commitment to our clients for quality, efficiency and technology.
                                                                               6
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------




                                                                               7
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Chemical Sector
Table 4 shows the figures obtained in the Chemical Sector.                [LOGO]

                        Table 4. Chemical Sector Results
                        --------------------------------

      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
                                 Chemical Sector
----------------------------------------------------------------------------
                                               1Q04 vs.             1Q04 vs.
                               1Q04    1Q03      1Q03       4Q03      4Q03
----------------------------------------------------------------------------
      Sales (Ps.)              1,866   2,122      -12.1%    1,879       -0.7%
      Sales (US$)                169     187       -9.5%      164        2.9%
     Exports (US$)                71      73       -2.8%       73       -2.9%
Operating Income (Ps.)            32      42      -23.1%       55      -41.0%
Operating Income (US$)             3       4      -20.5%        5      -38.8%
   Operating Margin              1.7%    2.0%                 2.9%
    EBITDA (Ps.)/1/              112     138      -18.7%      138      -18.8%
    EBITDA (US$)/1/               10      12      -16.3%       12      -15.8%


1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.
*Please refer to the end of this release to the Non-GAAP Financial Reconciliation Schedule.

Given that the adhesives and waterproofing business, which generated sales of US$19.3 million in 1Q03, is no longer a part of Desc, the results that stand out during 1Q04 include the sales growth in the carbon black, rubber solution and acrylics businesses, mainly due to the recovery experienced in these markets in Mexico and the U.S.

These factors helped offset:

     a) The decline in sales of synthetic rubber as a result of the strength of the Euro against the dollar and the increased level of competition in the European market by both local producers as well as Asian producers.
     b) The decline in sales in the phosphate business due to the adverse effect of over-stocked levels at some clients, a situation which occurred at the end of 2003.
     c) Lower sales in the polystyrene business where there was lower volume compared to the previous year due to lower demand associated with the decline in economic activity, which continues to be observed in Mexico, and oversupply conditions stemming from international producers.

These operations reached average production levels above 90% of installed capacity.

The behavior of monomer prices was highly linked to the behavior of oil and equivalents; the price of butadiene monomer, the main raw material for producing synthetic rubber, has remained flat for 10 months without any important changes while styrene and acrylonitile monomers have suffered significant increases compared to what was seen in 2003. In addition, the supply has been affected by higher demand and operating problems at the most important suppliers in the world. While a low supply level is expected in 2Q04, the Company is guaranteed a continuous supply without contingencies by its contractors.
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
The sales prices at the beginning of 2004 were greatly pressured by the global economic situation and the continuing presence of competition, offering very low prices, in our markets, resulting in the oversupply at a global level, which we expect will begin to level out in the immediate future. Additionally, the unexpected increase in monomer prices during the first part of the year and the resistance of our clients to absorb these differences, great affected the operating margin of many of our businesses, thus creating a significant lag in the transfer of these increases the markets. However, prices have reached historical highs, which is why we expect them to decline in the medium term. Since the adhesive and waterproofing material business no longer forms part of the Company, the adopted measures in terms of savings and costs and expenses, as well as the achievement of higher productivity levels, have allowed operating income and EBITDA for the quarter to reach levels equivalent to those of the same period of the previous year, which was even reached with lower sales volumes.

Investment in fixed assets reached US$2.7 million, of which the majority was allocated towards meeting future demand in the elastomer sector as well as maintenance measures in the phosphate plants.

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                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Food Sector
Table 5 shows the figures obtained in the Food Sector.                    [LOGO]

                          Table 5. Food Sector Figures
                          ----------------------------

      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
                                   Food Sector
------------------------------------------------------------------------------
                                               1Q04 vs.               1Q04 vs.
                             1Q04     1Q03       1Q03        4Q03       4Q03
------------------------------------------------------------------------------
      Sales (Ps.)            1,017      949         7.2%     1,079        -5.8%
      Sales (US$)               92       83        10.7%        95        -2.4%
     Exports (US$)              27       26         5.9%        25        10.2%
Operating Income (Ps.)          57       10       484.1%        49        17.1%
Operating Income (US$)           5        1       509.8%         4        21.2%
   Operating Margin            5.7%     1.0%                   4.6%
   EBITDA (Ps.)/1/              95       50        88.7%       103        -8.0%
   EBITDA (US$)/1/               9        4        95.7%         9        -4.5%

     1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. *Please refer to the end of this release to the Non-GAAP Financial Reconciliation Schedule.

Branded Products

During 1Q04 sales increased 10.7% in the domestic market compared to 1Q03, due to higher sales in practically all our product lines, primarily "Del Fuerte" brand tomato paste, "Zuko" brand powdered beverage mix and coffee "Blason", as well as higher export sales to our affiliate in the U.S. The increase in the U.S. market is due mainly to the foodservice segment.

The operating results had significant increases due to the improved utilization of the plants and the correction of problems in the U.S. plant operations, as well as the use of fresh tomatoes intead of tomato paste, which has generated an improvement in costs and in the operating margin.

Another relevant factor was the acquisition of 40% of the shares of the companies that make up Grupo Nair, which focus on the fishing and canning of tuna, whereby the ownership of Grupo Corfuerte in Nair is 100%. Through this, Desc expects to obtain greater economies of scale and synergies throughout the group.

On November 11, 2003, the minority partner in the branded products business formally notified the Company that they would exercise their put option to sell their shares. As a result, the Company paid US$12.3 million and US$2 million for 18.6% of Corfuerte and of ASF, respectively, on January 30, 2004. Consequently, Desc increased its shareholder stake to 96.1% in Corfuerte and 99.9% in ASF.

Pork Business

Pork prices have demonstrated a favorable trend during 1Q04, increasing over 4Q03. On the other hand, the price of the main raw materials, such as grain and soy paste, have also increased during the period. The increases in sales and margins was mainly derived from the price level realized.

                                                                              10
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
The sales volume for the quarter suffered a decline of 16.3% when compared to the same period of the previous year due to the effects of the closing of three Bajio locations.

The capacity utilization rate remains 100% in the southeast region given the strong demand levels.

Capex for the quarter reached US$0.11 million, allocated to farm equipment and infrastructure.

Investment in fixed assets during the quarter reached US$0.21 millions and was allocated to to farm equipment and infrastructure.

Sales prices in Mexico improved when compared to the previous year to Ps. 19.98 per Kg., which represents an increase of 26.5%.

The following table provides the operating margins of the branded products and pork businesses:

                     Table 6. Food Sector - Relevant Figures
                     ---------------------------------------

-------------------------------------------------------
                           1Q04    1Q03   1Q04 vs. 1Q03
-------------------------------------------------------
Branded Products
Sales (millions of US$)      57      53             7.2%
Operating Margin            1.9%    1.0%
Pork Business
Sales (millions of US$)      35      30            16.4%
Operating Margin          11.50%   1.20%
                                                                              11
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                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
Real Estate Sector
                                                                          [LOGO]
Following are the results for the real estate sector for the first quarter of 2004:

                       Table 7. Real Estate Sector Figures
                       -----------------------------------

      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
                               Real Estate Sector
------------------------------------------------------------------------------
                                               1Q04 vs.               1Q04 vs.
                              1Q04     1Q03      1Q03         4Q03      4Q03
------------------------------------------------------------------------------
     Sales (Ps.)               292      243        20.2%       179        63.6%
     Sales (US$)                27       21        24.3%        16        69.4%
Operating Income (Ps.)          41       60       -31.5%      -102          NA
Operating Income (US$)           4        5       -28.8%        -9          NA
   Operating Margin           14.2%    24.7%                 -57.4%
   EBITDA (Ps.)/1/              47       67       -29.9%       -83          NA
   EBITDA (US$)/1/               4        6       -27.2%        -7          NA

1 "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.
*Please refer to the end of this release to the Non-GAP Financial
Reconciliation Schedule.

Sales in 1Q04 reached US$27 million, a 24.3% increase when compared to the sales for 1Q03, primarily due to the increase in sales of the North C Building project, within the Arcos Bosques development, and the Punta Mita project.
Sales within the Punta Mita project represented 64%, while the North C building within the Arcos Bosques development represented 22%, the Bosques de Santa Fe project 9%, and the remaining 5% was related to the sale of commercial lots and finished inventory.

During the period, operating income reached US$4 million, which was US$1 million below the figure obtained in 1Q03, mainly as a result of an increase in the selling expenses of the North C Building within the Arcos Bosques development, where 2,829 m2 was sold during the quarter, thereby achieving the sale of 69% of available space. During the quarter, the construction of the building was completed within budget and the Company invested US$1.7 million in this project.

In Bosques de Santa Fe, the exclusive residential development in western Mexico City, 4 residential lots were sold. With these, the sale of 89% of the residential lots and 57% of apartment units have closed. The construction of the club house continues according to schedule and within budget and is expected to be inaugurated in October 2004. Investment in this project reached US$2.7 million during 1Q04.

Lastly, at Punta Mita, the tourist development located at Bahia de Banderas in the state of Nayarit, the sale of 5 beachfront lots, 3 golf course lots and 3 villas were completed. The commercialization and urbanization of the remaining residential beachfront and golf course lots and the villas under construction continues. Investment in this project reached US $1.4 million during 1Q04.

********************************************************************************
          Contacts:  Marisol Vazquez-Mellado Mollon/Jorge Padilla Ezeta
                     Tel.: (5255) 5261 8044
                     jorge.padilla@desc.com.mx
                     -------------------------


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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------

                          .. Financial Tables Follow ..
-----------------------------------------------------------------------------
                              FINANCIAL INDICATORS
                             1Q04       4Q03       3Q03       2Q03       1Q03
-----------------------------------------------------------------------------
Interest Coverage            2.93x       2.9x       2.7x      2.45x       2.6x
Short-term debt                 3%         3%        29%        27%        23%
Long-term debt                 97%        97%        71%        73%        77%
Peso-denominated debt          31%        30%        30%        32%        31%
Dollar-denominated debt        69%        70%        70%        68%        69%

------------------------------------------------
                 SHARES OUTSTANDING
------------------------------------------------
Series "A" Shares          587,479,900     42.90%
Series "B" Shares          781,599,476     57.10%
   Total                 1,369,079,376    100.00%

The shares outstanding correspond to March 31, 2004. However, due to the approval of the capital increase as well as the voluntary share conversion, these figures have changed.

To reconcile all Non-GAAP items the following tables, which include Depreciation and Amortization figures, are provided:

                     Non GAAP Reconciliation Schedule Tables
                     ---------------------------------------

                       Desc, S.A. de C.V. and Subsidiarias
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
------------------------------------------------------------------------------
                                                    1Q04 vs           1Q04 vs.
                                      1Q04   1Q03    1Q03      4Q03      4Q03
------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos         247    227       8.9%     17         NA
Operating Profit US$                    22     20      12.4%      2         NA
Depreciation and Amortization pesos    317    349      -9.0%    354      -10.5%
Depreciation y Amortization US$         29     31      -6.5%     30       -7.3%
EBITDA pesos                           564    576      -2.0%    371       52.1%
EBITDA US$                              51     51       1.0%     32       57.7%
                                                                              13
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                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
                                Automotive Sector
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
------------------------------------------------------------------------------
                                                    1Q04 vs           1Q04 vs.
                                      1Q04   1Q03     1Q03     4Q03     4Q03
------------------------------------------------------------------------------
Operating Profit/ (Loss) (Ps.)         141    121      16.4%     63      123.1%
Operating Profit (US$)                  13     11      20.0%      6      132.0%
Depreciation and Amortization (Ps.)    178    193      -7.7%    189       -6.1%
Depreciation y Amortization (US$)       16     17      -4.4%     16       -2.7%
EBITDA (Ps.)                           319    313       1.7%    252       26.2%
EBITDA (US$)                            29     28       5.1%     22       30.9%

                                 Chemical Sector
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
------------------------------------------------------------------------------
                                                    1Q04 vs           1Q04 vs.
                                      1Q04   1Q03     1Q03     4Q03     4Q03
------------------------------------------------------------------------------
Operating Profit/ (Loss) (Ps.)          32     42     -23.1%     55      -41.0%
Operating Profit (US$)                   3      4     -20.5%      5      -38.8%
Depreciation and Amortization (Ps.)     80     96     -16.8%     84       -4.3%
Depreciation y Amortization (US$)        7      8     -14.4%      7       -0.8%
EBITDA (Ps.)                           112    138     -18.7%    138      -18.8%
EBITDA (US$)                            10     12     -16.3%     12      -15.8%

                                   Food Sector
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
------------------------------------------------------------------------------
                                                    1Q04 vs           1Q04 vs.
                                      1Q04   1Q03     1Q03     4Q03     4Q03
------------------------------------------------------------------------------
Operating Profit/ (Loss) (Ps.)          57     10     484.1%     49       17.1%
Operating Profit (US$)                   5      1     509.8%      4       21.2%
Depreciation and Amortization (Ps.)     38     40      -7.1%     54      -30.6%
Depreciation and Amortization (US$)      4      3       3.5%      5      -27.7%
EBITDA (Ps.)                            95     50      88.7%    103       -8.0%
EBITDA (US$)                             9      4      95.7%      9       -4.5%

                               Real Estate Sector
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
------------------------------------------------------------------------------
                                                    1Q04 vs           1Q04 vs.
                                      1Q04   1Q03     1Q03     4Q03     4Q03
------------------------------------------------------------------------------
Operating Profit/ (Loss) (Ps.)          41     60     -31.5%   -102         NA
Operating Profit (US$)                   4      5     -28.8%     -9         NA
Depreciation and Amortization (Ps.)      6      7     -14.5%     19      -72.7%
Depreciation and Amortization (US$)      0      1     -12.1%      2      -71.7%
EBITDA (Ps.)                            47     67     -29.9%    -83         NA
EBITDA (US$)                             4      6     -27.2%     -7         NA
                                                                              14
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       Desc, S.A. de C.V. and Subsidiaries
                           Consolidated Balance Sheet
              (In millions of constant pesos as of March 31, 2004)

                                               2004         2003          %
Assets
Current Assets:
Cash and Short Term Investments                    687        1,153       -40.4%
Account and Documents Receivable                 6,230        5,152        20.9%
Inventories and Other Assets                     2,995        2,964         1.0%
Total Current Assets                             9,912        9,269         6.9%
Land held for development and real estate
 projects                                        3,978        4,614       -13.8%
Fixed Assets                                    11,522       13,969       -17.5%
Other Assets                                     1,530        2,742       -44.2%
Total Assets                                    26,942       30,594       -11.9%
Liabilities
Current Liabilities:
Banks Loans                                        400        2,820       -85.8%
Suppliers                                        1,831        2,051       -10.8%
Taxes to be paid                                   245          834       -70.6%
Other Liabilities                                1,908        1,586        20.3%
Total Current Liabilities                        4,384        7,291       -39.9%
Long-Term Debt                                  11,350        9,248        22.7%
Deferred taxes                                     893        1,317       -32.2%
Other                                              681          605        12.6%
Total Liabilities                               17,308       18,461        -6.2%
Stockholders' Equity
Capital Stock                                       18           18         0.0%
Paid-in Surplus                                  1,170        1,170         0.0%
Retained Earnings and Capital Reserve           18,316       18,792        -2.5%
Other                                          -13,406      -11,883        12.8%
Total Majority Interest                          6,098        8,097       -24.7%
Minority Interest                                3,536        4,036       -12.4%
Total Stockholders' Equity                       9,634       12,133       -20.6%
Total Liabilities and Stockholders' Equity      26,942       30,594       -11.9%
-------------------------------------------------------------------------------
                                                                              15
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       Desc, S.A. de C.V. and Subsidiaries
                          Consolidated Income Statement
              (In millions of constant pesos as of March 31, 2004)

                                               1Q04         1Q03          %
Net Sales                                        5,356        5,343         0.2%
Cost of Sales                                    4,289        4,191         2.3%
Gross Profit                                     1,067        1,152        -7.3%
Operating Expenses:
Administrative and Selling Expenses                820          925       -11.3%
Operating Income                                   247          227         8.9%
Interest Expense                                   202          210        -3.7%
Interest Income                                     (5)         (12)      -53.2%
Exchange Gain (loss), net                           37          290       -87.1%
Gain on Monetary Position                         (138)         (78)       76.8%
Others                                              40           41        -3.1%
Comprehensive Financial Result                     136          451       -69.8%
Other Extraordinary Income or Expenses              39           10       284.3%
Income before Provisions                            72         (234)         NA
Provisions for:
Income and Asset Tax                                69           91       -24.3%
Employee Profit Sharing                             27           23        15.2%
Deferred Income Taxes                               36          (19)         NA
Total Taxes                                        132           96        37.1%
Net Consolidated Income                            (60)        (330)      -81.8%
Minority Interest                                   56            7       774.8%
Other Non-consolidated                               0            0
Majority Net Income                               (116)        (337)      -65.4%
Net Income per Share (last 12 months)                         (1.67)      (1.12)
Number of shares outstanding:                    1,369        1,369
(in millions of shares)
EBITDA                                             564          576        -2.0%
-------------------------------------------------------------------------------
                                                                              16
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
                                                      First Quarter 2004 Results
--------------------------------------------------------------------------------
                                      Acum.
                             1Q04     2003     4Q03     3Q03     2Q03     1Q03
-------------------------------------------------------------------------------
Sales (US$)
Consolidated                   486    1,975      466      488      550      471
Automotive Sector              197      709      177      177      176      179
Chemical Sector                169      714      165      183      179      187
Food Sector                     92      352       95       89       85       83
Real Estate Sector              27      180       16       36      107       21
Exports (US$)
Consolidated                   232      860      215      217      212      216
Automotive Sector              133      475      117      121      120      117
Chemical Sector                 71      282       74       69       66       73
Food Sector                     27      104       25       27       26       26
Operating Income (US$)
Consolidated                    22       77        2       13       42       20
Automotive Sector               13       20        5        0        4       11
Chemical Sector                  3       18        4        5        5        4
Food Sector                      5       11        4        4        2        1
Real Estate Sector               4       38       -9        9       33        5
Operating Margin
Consolidated                   4.6%     3.9%     0.3%     2.8%     7.7%     4.2%
Automotive Sector              6.5%     2.9%     3.1%     0.1%     2.3%     6.0%
Chemical Sector                1.7%     2.6%     2.9%     2.7%     2.9%     2.0%
Food Sector                    5.7%     3.2%     4.6%     4.1%     2.8%     1.0%
Real Estate Sector            14.2%    21.1%   -57.3%    24.9%    30.5%    24.7%
EBITDA (US$)
Consolidated                    51      202       32       45       74       51
Automotive Sector               29       88       22       17       21       28
Chemical Sector                 10       50       12       13       13       12
Food Sector                      9       27        8        8        6        5
Real Estate Sector               4       42       -7       10       33        6
--------------------------------------------------------------------------------

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
--------------------------------------------------------------------------------
                                                                              17
                                 www.desc.com.mx

                                                                        Item 5

                           CONSOLIDATED BALANCE SHEET
                          AT MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)

                                                        FIRST QUARTER OF PRESENT   FIRST QUARTER OF PREVIOUS
REF S   CONCEPTS                                             FINANCIAL YEAR             FINANCIAL YEAR
                                                                Amount      %              Amount       %
  1     TOTAL ASSETS                                        26,942,326       100%      30,594,429        100%
  2     CURRENT ASSETS                                       8,885,212        33%       9,268,670         30%
  3     CASH AND SHORT-TERM INVESTMENTS                        686,862         3%       1,153,144          4%
  4     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)              4,322,251        16%       3,512,624         11%
  5     OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                806,570         3%       1,639,196          5%
  6     INVENTORIES                                          3,021,568        11%       2,963,706         10%
  7     OTHER CURRENT ASSETS                                    47,961         0%               0          0%
  8     LONG-TERM                                            5,005,174        19%       4,613,951         15%
  9     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)              1,101,944         4%               0          0%
 10     INVESTMENT IN SHARES OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATED                           183,695         1%         114,196          0%
 11     OTHER INVESTMENTS                                    3,719,535        14%       4,499,755         15%
 12     PROPERTY, PLANT AND EQUIPMENT                       11,522,435        43%      13,968,968         46%
 13     PROPERTY                                             6,325,435        23%       7,234,675         24%
 14     MACHINERY AND INDUSTRIAL EQUIPMENT (NET)            15,671,898        58%      17,142,200         56%
 15     OTHER EQUIPMENT                                      3,136,517        12%       2,112,658          7%
 16     ACCUMULATED DEPRECIATION                            13,991,371        52%      13,528,247         44%
 17     CONSTRUCTION IN PROGRESS                               379,956         1%       1,007,682          3%
 18     DEFERRED ASSETS (NET)                                  507,062         2%       1,622,252          5%
 19     OTHER ASSETS                                         1,022,443         4%       1,120,588          4%
 20     TOTAL LIABILITIES                                   17,308,405       100%      18,461,416        100%
 21     CURRENT LIABILITIES                                  4,384,066        25%       7,290,591         39%
 22     SUPPLIERS                                            1,830,680        11%       2,051,437         11%
 23     BANK LOANS                                             400,099         2%       2,820,287         15%
 24     STOCK MARKET LOANS                                           0         0%               0          0%
 25     TAXES TO BE PAID                                       245,398         1%         834,191          5%
 26     OTHER CURRENT LIABILITIES                            1,907,889        11%       1,584,677          9%
 27     LONG-TERM LIABILITIES                               11,350,116        66%       9,247,561         50%
 28     BANK LOANS                                           9,030,393        52%       6,932,974         38%
 29     STOCK MARKET LOANS                                   2,319,723        13%       2,314,587         13%
 30     OTHER LOANS                                                  0         0%               0          0%
 31     DEFERRED LOANS                                         892,639         5%       1,316,583          7%
 32     OTHER LIABILITIES                                      681,584         4%         606,680          3%
 33     CONSOLIDATED STOCK HOLDERS' EQUITY                   9,633,921       100%      12,133,013        100%
 34     MINORITY INTEREST                                    3,536,131        37%       4,035,587         33%
 35     MAJORITY INTEREST                                    6,097,790        63%       8,097,426         67%
 36     CONTRIBUTED CAPITAL                                 13,101,416       136%      13,127,465        108%
 37     PAID-IN CAPITAL STOCK (NOMINAL)                         17,798         0%          17,798          0%
 38     RESTATEMENT OF PAID-IN CAPITAL STOCK                11,913,228       124%      11,939,277         98%
 39     PREMIUM ON SALES OF SHARES                           1,170,390        12%       1,170,390         10%
 40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
 41     CAPITAL INCREASE (DECREASE)                         -7,003,626       -73%      -5,030,039        -41%
 42     RETAINED EARNINGS AND CAPITAL RESERVE               17,525,927       182%      18,227,286        150%
 43     REPURCHASE FUND OF SHARES                              907,079         9%         907,079          7%
 44     EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER'S
         EQUITY                                            -25,320,079      -263%     -23,827,227       -196%
 45     NET INCOME FOR THE YEAR                               -116,553        -1%        -337,177         -3%

                           CONSOLIDATED BALANCE SHEET
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                        FIRST QUARTER OF PRESENT       FIRST QUARTER OF
REF S   CONCEPTS                                              FINANCIAL YEAR        PREVIOUS FINANCIAL YEAR
                                                                Amount       %             Amount        %
  3     CASH AND SHORT-TERM INVESTMENTS                        686,862       100%       1,153,144        100%
 46     CASH                                                   211,424        31%         408,259         35%
 47     SHORT-TERM INVESTMENTS                                 475,438        69%         744,885         65%
 18     DEFERRED ASSETS (NET)                                  507,062       100%       1,622,252        100%
 48     AMORTIZED OR REDEEMED EXPENSES                                         0%                          0%
 49     GOODWILL                                               507,062       100%       1,622,252        100%
 50     DEFERRED TAXES                                                         0%                          0%
 51     OTHERS                                                                 0%                          0%
 21     CURRENT LIABILITIES                                  4,384,066       100%       7,290,592        100%
 52     FOREIGN CURRENCY LIABILITIES                         1,737,933        40%       4,103,022         56%
 53     MEXICAN PESOS LIABILITIES                            2,646,133        60%       3,187,570         44%
 24     STOCK MARKET LOANS                                           0       100%               0        100%
 54     COMMERCIAL PAPER                                                       0%               0          0%
 55     CURRENT MATURITIES OF MEDIUM TERM NOTES                                0%               0          0%
 56     CURRENT MATURITIES OF BONDS                                            0%               0          0%
 26     OTHER CURRENT LIABILITIES                            1,907,889       100%       1,584,677        100%
 57     OTHER CURRENT LIABILITIES WITH COST                                    0%                          0%
 58     OTHER CURRENT LIABILITIES WITHOUT COST               1,907,889       100%       1,584,677        100%
 27     LONG-TERM LIABILITIES                               11,350,116       100%       9,247,561        100%
 59     FOREIGN CURRENCY LIABILITIES                         7,760,575        68%       5,552,317         60%
 60     MEXICAN PESOS LIABILITIES                            3,589,541        32%       3,695,244         40%
 29     STOCK MARKET LOANS                                   2,319,723       100%       2,314,587        100%
 61     BONDS                                                                  0%                          0%
 62     MEDIUM TERM NOTES                                    2,319,723       100%       2,314,587        100%
 30     OTHER LOANS                                                  0       100%               0        100%
 63     OTHER LOANS WITH COST                                                  0%               0          0%
 64     OTHER LOANS WITHOUT COST                                               0%               0          0%
 31     DEFERRED LOANS                                         892,639       100%       1,316,583        100%
 65     NEGATIVE GOODWILL                                                      0%                          0%
 66     DEFERRED TAXES                                         892,639       100%       1,316,583        100%
 67     OTHERS                                                                 0%                          0%
 32     OTHER LIABILITIES                                      681,584       100%         606,680        100%
 68     RESERVES                                                               0%                          0%
 69     OTHERS LIABILITIES                                     681,584       100%         606,680        100%
 44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
         HOLDERS' EQUITY                                   -25,320,079       100%     -23,827,227        100%
 70     ACCUMULATED INCOME DUE TO MONETARY POSITION                            0%                          0%
 71     INCOME FROM NON-MONETARY POSITION ASSETS           -25,320,079       100%     -23,827,227        100%

                           CONSOLIDATED BALANCE SHEET
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                        FIRST QUARTER              FIRST QUARTER
                                                          OF PRESENT                 OF PREVIOUS
REF S   CONCEPTS                                        FINANCIAL YEAR             FINANCIAL YEAR
                                                                Amount                     Amount
 72     WORKING CAPITAL                                      4,501,146                  1,978,078
 73     PENSIONS FUND AND SENIORITY
         PREMIUMS                                              416,251                    599,820
 74     EXECUTIVES (*)                                               0                          0
 75     EMPLOYERS (*)                                            4,384                      5,787
 76     WORKERS (*)                                              9,789                     10,336
 77     CIRCULATION SHARES (*)                           1,369,073,376              1,369,079,376
 78     REPURCHASED SHARES (*)                                       0                          0

(*) THESE FIGURES ARE EXPRESSED IN UNITS
                          CONSOLIDATED INCOME STATEMENT
                  FROM JANUARY 1ST TO MARCH 31 OF 2004 AND 2003
                              (Thousands of Pesos)

                                                            FIRST QUARTER OF       FIRST QUARTER OF PREVIOUS
REF R   CONCEPTS                                         PRESENT FINANCIAL YEAR          FINANCIAL YEAR
                                                                Amount       %             Amount        %
  1     NET SALES                                            5,356,630       100%       5,343,349        100%
  2     COST OF SALES                                        4,289,160        80%       4,191,477         78%
  3     GROSS INCOME                                         1,067,470        20%       1,151,872         22%
  4     OPERATING EXPENSES                                     819,999        15%         924,555         17%
  5     OPERATING INCOME                                       247,471         5%         227,317          4%
  6     TOTAL FINANCING COST                                   136,007         3%         451,590          8%
  7     INCOME AFTER FINANCING COST                            111,464         2%        -224,273         -4%
  8     OTHER FINANCIAL OPERATIONS                              39,118         1%          10,179          0%
  9     INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING                                                72,346         1%        -234,452         -4%
 10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          132,087         2%          96,312          2%
 11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING                                               -59,741        -1%        -330,764         -6%
 12     SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES                              -426         0%               0          0%
 13     CONSOLIDATED NET INCOME OF CONTINUOUS                  -60,167        -1%        -330,764         -6%
 14     INCOME OF DISCONTINUOUS OPERATIONS                         282         0%               0          0%
 15     CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
         ITEMS                                                 -60,449        -1%        -330,764         -6%
 16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                    0         0%               0          0%
 17     NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES                                      0%                          0%
 18     NET CONSOLIDATED INCOME                                -60,449        -1%        -330,764         -6%
 19     NET INCOME OF MINORITY INTEREST                         56,104         1%           6,413          0%
 20     NET INCOME OF MAJORITY INTEREST                       -116,553        -2%        -337,177         -6%

                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                            FIRST QUARTER OF            FIRST QUARTER OF
REF R   CONCEPTS                                        PRESENT FINANCIAL YEAR      PREVIOUS FINANCIAL YEAR
                                                                Amount      %              Amount        %
  1     NET SALES                                            5,356,630       100%       5,343,349        100%
 21     DOMESTIC                                             2,799,096        52%       2,898,339         54%
 22     FOREIGN                                              2,557,534        48%       2,445,010         46%
 23     TRANSLATED INTO DOLLARS (***)                          232,087         4%         215,682          4%
  6     TOTAL FINANCING COST                                   136,007       100%         451,590        100%
 24     INTEREST PAID                                          242,214       178%         251,191         56%
 25     EXCHANGE LOSSES                                           -305         0%         245,073         54%
 26     INTEREST EARNED                                          5,439         4%          11,626          3%
 27     EXCHANGE PROFITS                                             0         0%               0          0%
 28     GAIN DUE TO MONETARY POSITION                         -138,278      -102%         -78,192        -17%
 29     LOSS IN UDI's ACTUALIZATION                             37,815        16%          45,144         10%
 29     PROFIT IN UDI's ACTUALIZATION                                0         0%               0          0%
  8     OTHER FINANCIAL OPERATIONS                              39,118       100%          10,179        100%
 29     OTHER NET EXPENSES (INCOME) NET                         39,118       100%          10,179        100%
 30     (PROFIT) LOSS ON SALE OF OWN SHARES                          0         0%               0          0%
 31     (PROFIT) LOSS ON SALE OF SHORT-TERM
         INVESTMENTS                                                 0         0%               0          0%
 10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          132,087       100%          96,312        100%
 32     INCOME TAX                                              69,178        52%          91,836         95%
 33     DEFERRED INCOME TAX                                     35,911        27%         -18,951        -20%
 34     WORKERS' PROFIT SHARING                                 26,998        20%          23,427         24%
 35     DEFERRED WORKERS' PROFIT SHARING                             0         0%               0          0%

                          CONSOLIDATED INCOME STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                        FIRST QUARTER              FIRST QUARTER
                                                          OF PRESENT                OF PREVIOUS
REF R   CONCEPTS                                        FINANCIAL YEAR             FINANCIAL YEAR
                                                                Amount                     Amount
 36     TOTAL SALES                                          5,553,383                  5,623,451
 37     NET INCOME OF THE YEAR                                       0                          0
 38     NET SALES (**)                                      22,112,551                 20,924,751
 39     OPERATION INCOME (**)                                  875,963                    935,357
 40     NET INCOME OF MAJORITY INTEREST (**)                -2,286,450                 -1,648,013
 41     NET CONSOLIDATED INCOME (**)                        -2,171,463                 -1,824,474

(**) THE INFORMATION IS BASED ON THE LAST TWELVE MONTHS
                          CONSOLIDATED INCOME STATEMENT
                 FROM JANUARY 1st TO MARCH 31th OF 2004 AND 2003
                              (Thousands of Pesos)

                                                            FIRST QUARTER OF            FIRST QUARTER OF
REF R   CONCEPTS                                         PRESENT FINANCIAL YEAR     PREVIOUS FINANCIAL YEAR
                                                                Amount       %             Amount        %
  1     NET SALES                                            5,356,630       100%       5,343,349        100%
  2     COST OF SALES                                        4,289,160        80%       4,191,477         78%
  3     GROSS INCOME                                         1,067,470        20%       1,151,872         22%
  4     OPERATING EXPENSES                                     819,999        15%         924,555         17%
  5     OPERATING INCOME                                       247,471         5%         227,317          4%
  6     TOTAL FINANCING COST                                   136,007         3%         451,590          8%
  7     INCOME AFTER FINANCING COST                            111,464         2%        -224,273         -4%
  8     OTHER FINANCIAL OPERATIONS                              39,118         1%          10,179          0%
  9     INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING                                                72,346         1%        -234,452         -4%
 10     RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING                                               132,087         2%          96,312          2%
 11     NET INCOME AFTER TAXES AND WORKERS'
         PROFIT SHARING                                        -59,741        -1%        -330,764         -6%
 12     SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES                              (426)        0%               0          0%
 13     CONSOLIDATED NET INCOME OF CONTINUOUS                  -60,167        -1%        -330,764         -6%
 14     INCOME OF DISCONTINUOUS OPERATIONS                         282         0%               0          0%
 15     CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS                                   -60,449        -1%        -330,764         -6%
 16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                    0         0%               0          0%
 17     NET EFFECT AT THE BEGINNING OF THE YEAR
         BY CHANGES IN ACCOUNTING PRINCIPLES                        --         0%               0          0%
 18     NET CONSOLIDATED INCOME                                -60,449        -1%        -330,764         -6%
 19     NET INCOME OF MINORITY INTEREST                         56,104         1%           6,413          0%
 20     NET INCOME OF MAJORITY INTEREST                       -116,553        -2%        -337,177         -6%

                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                             TRIMESTER PRESENT        TRIMESTER PREVIOUS
REF R   CONCEPTS                                               FINANCIAL YEAR            FINANCIAL YEAR
                                                                Amount      %              Amount        %
  1     NET SALES                                            5,356,630       100%       5,343,349        100%
 21     DOMESTIC                                             2,799,096        52%       2,898,339         54%
 22     FOREIGN                                              2,557,534        48%       2,445,010         46%
 23     TRANSLATED INTO DOLLARS (***)                          232,087         4%         215,632          4%
  6     TOTAL FINANCING COST                                   136,007       100%         451,590        100%
 24     INTEREST PAID                                          242,214       178%         251,191         56%
 25     EXCHANGE LOSSES                                           -305         0%         245,073         54%
 26     INTEREST EARNED                                          5,439         4%          11,626          3%
 27     EXCHANGE PROFITS                                             0         0%               0          0%
 28     GAIN DUE TO MONETARY POSITION                         -138,278      -102%         -78,192        -17%
 29     LOSS IN UDI's ACTUALIZATION                             37,815        28%          45,144         10%
        PROFIT IN UDI's ACTUALIZATION                                0         0%               0          0%
  8     OTHER FINANCIAL OPERATIONS                              39,118       100%          10,179        100%
 29     OTHER NET EXPENSES (INCOME) NET                         39,118       100%          10,179        100%
 30     (PROFIT) LOSS ON SALE OF OWN SHARES                          0         0%               0          0%
 31     (PROFIT) LOSS ON SALE OF SHORT-TERM
         INVESTMENTS                                                 0         0%               0          0%
 10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING          132,087       100%          96,312        100%
 32     INCOME TAX                                              69,178        52%          91,836         95%
 33     DEFERRED INCOME TAX                                     35,911        27%         -18,951        -20%
 34     WORKERS' PROFIT SHARING                                 26,998        20%          23,427         24%
 35     DEFERRED WORKERS' PROFIT SHARING                             0         0%               0          0%

                        CONSOLIDATED CASH FLOW STATEMENT
                  FROM JANUARY 1ST TO MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                        FIRST QUARTER              FIRST QUARTER
                                                          OF PRESENT                OF PREVIOUS
REF C   CONCEPTS                                        FINANCIAL YEAR             FINANCIAL YEAR
                                                                Amount                     Amount
  1     CONSOLIDATED NET INCOME                                -60,449                   -330,764
  2     +(-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING CASH                                    219,470                    348,195
  3     CASH FLOW FROM NET INCOME OF THE YEAR                  159,021                     17,431
  4     CASH FLOW FROM CHANGE IN WORKING CAPITAL               -84,655                   -375,570
  5     CASH GENERATED (USED) IN OPERATING ACTIVITIES           74,366                   -358,139
  6     CASH FLOW FROM EXTERNAL FINANCING                     -235,194                   -825,271
  7     CASH FLOW FROM INTERNAL FINANCING                            0                          0
  8     CASH FLOW GENERATED (USED) BY FINANCING               -235,194                   -825,271
  9     CASH FLOW GENERATED (USED) IN INVESTMENT
         ACTIVITIES                                            116,448                   -204,351
 10     NET INCREASE (DECREASE) IN CASH AND
         SHORT-TERM INVESTMENTS                                -44,380                 -1,387,762
 11     CASH AND SHORT-TERM INVESTMENTS AT THE
         BEGINNING OF PERIOD                                   731,242                  2,540,905
 12     CASH AND SHORT-TERM INVESTMENTS AT THE END OF
         PERIOD                                                686,862                  1,153,144

                        CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                        FIRST QUARTER              FIRST QUARTER
                                                          OF PRESENT                 OF PREVIOUS
REF C   CONCEPTS                                        FINANCIAL YEAR             FINANCIAL YEAR
                                                                Amount                     Amount
  2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE                                               219,470                    348,195
 13     DEPRECIATION AND AMORTIZATION FOR THE YEAR             316,700                    348,195
 14     + (-) NET INCREASE (DECREASE) IN PENSIONS
         FUND AND SENIORITY PREMIUMS
 15     + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
 16     + (-) NET LOSS (PROFIT) IN ASSETS AND
         LIABILITIES ACTUALIZATION
 17     + (-) OTHER ITEMS                                      -97,230                          0
  4     CASH FLOW FROM CHANGE IN WORKING CAPITAL               -84,655                   -375,570
 18     + (-) DECREASE (INCREASE) IN ACCOUNT
         RECEIVABLE                                           -923,251                   -876,248
 19     + (-) DECREASE (INCREASE) IN INVENTORIES               194,289                    228,349
 20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
         RECEIVABLE                                            201,725                    108,339
 21     + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT          187,771                   -155,671
 22     + (-) INCREASE (DECREASE) IN OTHER
         LIABILITIES                                           254,811                    319,661
  6     CASH FLOW FROM EXTERNAL FINANCING                     -235,194                   -825,271
 23     + SHORT-TERM BANK AND STOCK MARKET FINANCING           -47,355                   -877,130
 24     + LONG-TERM BANK AND STOCK MARKET FINANCING           -187,839                     51,858
 25     + DIVIDEND RECEIVED
 26     + OTHER FINANCING                                                                       0
 27     (-) BANK FINANCING AMORTIZATION
 28     (-) STOCK MARKET AMORTIZATION
 29     (-) OTHER FINANCING AMORTIZATION
  7     CASH FLOW FROM INTERNAL FINANCING                            0                          0
 30     + (-) INCREASE (DECREASE) IN CAPITAL STOCKS
 31     (-) DIVIDENDS PAID                                           0                          0
 32     + PREMIUM ON SALE OF SHARES
 33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES
  9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
         ACTIVITIES                                            116,448                   -204,351
 34     + (-) DECREASE (INCREASE) IN STOCK
         INVESTMENTS OF A PERMANENT NATURE                    -108,864
 35     (-) ACQUISITION OF PROPERTY, PLANT AND
         EQUIPMENT                                             -81,340                   -182,497
 36     (-) INCREASE IN CONSTRUCTIONS IN PROGRESS              116,622                    -69,608
 37     + SALE OF OTHER PERMANENT INVESTMENTS                        0                          0
 38     + SALE OF TANGIBLE FIXED ASSETS                        190,030                     47,754
 39     + (-) OTHER ITEMS                                                                       0

                                     RATIOS
                                  CONSOLIDATED

                                                            FIRST QUARTER OF           FIRST QUARTER OF
                                                           PRESENT FINANCIAL          PREVIOUS FINANCIAL
REF P   CONCEPTS                                                  YEAR                        YEAR
        YIELD
  1     NET INCOME TO NET SALES                                  -1.13         %            -6.19          %
  2     NET INCOME TO STOCK HOLDERS' EQUITY (**)                 -37.5         %           -20.35          %
  3     NET INCOME TO TOTAL ASSETS (**)                          -8.06         %            -5.96          %
  4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                   0         %                0          %
  5     INCOME DUE TO MONETARY POSITION TO NET INCOME          -228.75         %           -23.64          %
        ACTIVITY
  6     NET SALES TO NET ASSETS (**)                              0.82     times             0.68      times
  7     NET SALES TO FIXED ASSETS (**)                            1.92     times              1.5      times
  8     INVENTORIES ROTATION (**)                                 2.77     times             5.19      times
  9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                        63      days               51       days
 10     PAID INTEREST TO TOTAL LIABILITIES WITH
         COST (**)                                                 6.6         %             6.39          %
        LEVERAGE
 11     TOTAL LIABILITIES TO TOTAL ASSETS                        64.24         %            60.34          %
 12     TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                 1.8     times             1.52      times
 13     FOREIGN CURRENCY LIABILITIES TO TOTAL
         LIABILITIES                                              5488         %             52.3          %
 14     LONG-TERM LIABILITIES TO FIXED ASSETS                     98.5         %             66.2          %
 15     OPERATING INCOME TO INTEREST PAID                         1.02     times              0.9      times
 16     NET SALES TO TOTAL LIABILITIES (**)                       1.28     times             1.13      times
        LIQUIDITY
 17     CURRENT ASSETS TO CURRENT LIABILITIES                     2.03     times             1.27      times
 18     CURRENT ASSETS LESS INVENTORY TO CURRENT
         LIABILITIES                                              1.34     times             0.86      times
 19     CURRENTS ASSETS TO TOTAL LIABILITIES                      0.51     times              0.5      times
 20     AVAILABLE ASSETS TO CURRENT LIABILITIES                  15.67         %            15.82          %
        CASH FLOW
 21     CASH FLOW FROM NET INCOME TO NET SALES                    2.97         %             0.33          %
 22     CASH FLOW FROM CHANGES IN WORKING CAPITAL TO
         NET SALES                                               -1.58         %            -7.03          %
 23     CASH GENERATED (USED) IN OPERATING TO
         INTEREST PAID                                            0.31     times            -1.43      times
 24     EXTERNAL FINANCING TO CASH GENERATED (USED)
         IN FINANCING                                              100         %              100          %
 25     INTERNAL FINANCING TO CASH GENERATED (USED)
         IN FINANCING                                                0         %                0          %
 26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
         TO CASH GENERATED (USED) IN INVESTMENT
         ACTIVITIES                                             -69.85         %            65.94          %

(**) THESE RATIOS ARE BASED ON DATA FROM THE LAST TWELVE MONTHS

                                 DATA PER SHARE

                                                             FIRST QUARTER OF          FIRST QUARTER OF
REF D   CONCEPTS                                         PRESENT FINANCIAL YEAR     PREVIOUS FINANCIAL YEAR
                                                                Amount                     Amount
  1     BASIC PROFIT PER ORDINARY SHARE (**)                     -1.67                      -1.12
  2     BASIC PROFIT PER PREFERENT SHARE (**)                        0                          0
  3     DILUTED PROFIT PER ORDINARY SHARE (**)                       0                          0
  4     CONTINUOUS OPERATING PROFIT PER COMMON
         SHARE(**)                                                   0                          0
  5     EFFECT OF DISCONTINUOUS OPERATING ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)     $         0.00             $         0.00
  6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                  0                          0
  7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)                  0                          0
  8     CARRYING VALUE PER SHARE                                  4.45                       5.67
  9     CASH DIVIDEND ACCUMULATED PER SHARE                          0                          0
 10     DIVIDEND IN SHARES PER SHARE                                 0    shares                0     shares
 11     MARKET PRICE TO CARRYING VALUE                            3.84     times             3.66      times
 12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
         SHARE (**)                                                  0     times                0      times
 13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
         SHARE (**)                                                  0     times                0      times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS

Annex 1:  [Press Release Announcing First Quarter Results*]
[*Filed as an Exhibit with the Form 6-K to which this document is included]

Annex 2:  Auditor Notes

                                    ANNEX 2

PRINCIPAL ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

NEW ACCOUNTING POLICIES - IN JANUARY 2003, THE NEW BULLETIN C-9 "LIABILITIES, PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND COMMITMENTS" WENT INTO EFFECT, WHICH ESTABLISH ADDITIONAL GUIDELINES CLARIFYING THE ACCOUNTING FOR LIABILITIES, PROVISIONS AND CONTINGENT ASSETS AND LIABILITIES, AND ESTABLISH NEW STANDARDS FOR THE USE OF PRESENT VALUE TECHNIQUES TO MEASURE LIABILITIES AND ACCOUNTING FOR THE EARLY SETTLEMENT OF OBLIGATIONS.

IN JANUARY 2003, THE NEW BULLETIN C-8 "INTANGIBLE ASSETS" WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THAT PROJECT DEVELOPMENT COSTS SHOULD BE CAPITALIZED IF THEY FULFILL THE CRITERIA ESTABLISHED FOR RECOGNITION ASSETS. ANY PREOPERATING COSTS INCURRED AFTER THE EFFECTIVE DATE OF THIS BULLETIN SHOULD BE RECORDED AS AN EXPENSE, UNLESS THEY MEET CERTAIN CRITERIA. THE UNAMORTIZED BALANCE OF CAPITALIZED PREOPERATING COSTS UNDER THE FORMER BULLETIN C-8 WILL CONTINUE TO BE AMORTIZED.

IN MARCH 2003, BULLETIN C-15 "IMPAIRMENT OF LONG-LIVED ASSETS AND THEIR RELATED DISPOSAL" WAS ISSUED, WHICH MUST BE APPLIED TO FINANCIAL STATEMENTS FOR PERIODS BEGINNING JANUARY 1, 2004. ALTHOUGH EARLY APPLICATION IS ENCOURAGED, THIS BULLETIN HAS BEEN APPLIED BY THE COMPANY SINCE 2003. BULLETIN C-15 ESTABLISHES, AMONG OTHER THINGS, NEW RULES FOR THE CALCULATION AND RECOGNITION OF LOSSES FROM IMPAIRMENT AND THEIR REVERSAL AND, PRIOR TO THE PRESENCE OF INDICIA OF THE DETERIORATION OF LONG-LIVED ASSETS, INTANGIBLE OR TANGIBLE ASSETS, INCLUDING GOODWILL. COMPANIES MUST TEST FOR IMPAIRMENT UNLESS THERE IS CONCLUSIVE EVIDENCE THAT THE INDICATORS OF IMPAIRMENT ARE TEMPORARY.

IN DECEMBER 2002, THE NEW BULLETIN E-1 "AGRICULTURE" WENT INTO EFFECT, WHICH IS COMPULSORY FOR FISCAL YEARS BEGINNING ON OR AFTER JANUARY 1, 2003. BULLETIN E-1 ESTABLISHES THE RULES FOR VALUING, PRESENTING AND DISCLOSING BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCTS, WHICH INCLUDES THE ADMINISTRATION CARRIED OUT BY A RELATED PARTY WITH RESPECT TO BIOLOGICAL TRANSFORMATION OF LIVE ANIMALS OR PLANTS (BIOLOGICAL ASSETS) THAT ARE INTENDED TO BE SOLD AS AN AGRICULTURAL PRODUCT OR AS A COMPREHENSIVE PART OF A BIOLOGICAL ASSET. BULLETIN E-1 REQUIRES BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCTS TO BE VALUED AT THEIR FAIR MARKET VALUE, LESS THE ESTIMATED COSTS AT THE POINT OF SALE. BULLETIN E-1 ALSO STATES THAT WHEN THE FAIR MARKET VALUE CANNOT BE DETERMINED IN A RELIABLE AND OBJECTIVE MANNER, THE AFOREMENTIONED ASSETS SHOULD BE VALUED AT PRODUCTION COST, LESS ACCUMULATED DEPRECIATION.

IN 2001, THE NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, "INVESTMENT PROPERTIES," ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING". THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS' EQUITY UNDER "CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES".

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION - THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS' EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES - THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES ("FOREIGN ENTITIES"), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES ("INTEGRATED FOREIGN OPERATIONS"), ARE TRANSLATED USING YEAR-END EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY IN THE "CUMULATIVE EFFECT OF RESTATEMENT" ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE "INTEGRAL FINANCING RESULT" OF THE YEAR IN THE "MONETARY POSITION GAIN" ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION - THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS - INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET VALUE (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES - INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS - UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES - INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT - THIS ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS - THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL - THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS - FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS - THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING - INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS - THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES' EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS' EQUITY - THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION - REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE "PERCENTAGE OF COMPLETION" METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT - THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAR-END.

INCOME PER SHARE - BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) - COMPREHENSIVE INCOME (LOSS) IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

STOCK EXCHANGE CODE:DESC             QUARTER:1                        YEAR: 2004

                                     Annex 3
                                 SHARE OWNERSHIP

                                                                       NUMBER OF                        TOTAL AMOUNT
           COMPANY NAME                         MAIN ACTIVITIES          SHARES      OWNERSHIP      (Thousands of Pesos)
                                                                                                 ACQUISITION       PRESENT
          SUBSIDIARIES                                                                              COST            VALUE
BOSQUES DE LAS LOMAS, S.A. DE C.V.            Real Estate Sector        34,051,500      100.00        70,611         70,611
OPERADORA NAYARIT, S.A. DE C.V.               Real Estate Sector                49       78.00       114,927        114,927
PROMOCIONES BOSQUES, S.A. DE C.V.             Real Estate Sector       100,402,106      100.00       406,490        406,490
CORPORATIVO DINE, S.A. DE C.V.                Real Estate Sector     2,344,119,922      100.00        17,495         17,495
HOLDING DICOMEX, S.A. DE C.V.                 Real Estate Sector        70,870,000       50.00        91,590         91,590
TURISTICA AKKO, S.A. DE C.V.                  Real Estate Sector             9,998      100.00        (1,777)        (1,777)
BOSQUES DE SANTA FE, S.A. DE C.V.             Real Estate Sector             1,361       98.00       (51,126)       (51,126)
CANA DE SANTA FE, S.A DE C.V.                 Real Estate Sector       202,939,999       73.00       889,377        889,377
INMOBILIARIA DINE, S.A. DE C.V.               Real Estate Sector        36,710,199      100.00        87,531         87,531
CANTILES DE MITA                              Real Estate Sector       115,003,237       95.90     2,006,390      2,006,390
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.         Real Estate Sector        12,410,869       87.69       129,266        129,266
DESC AUTOMOTRIZ, S.A. DE C.V.                 Autoparts Sector         700,968,215      100.00     3,101,703      3,101,703
CORFUERTE, S.A. DE C.V.                       Food Sector              872,193,685       95.90       466,268        466,268
AGROKEN, S.A. DE C.V.                         Food Sector              703,480,668      100.00       565,010        565,010
AUTHENTIC SPECIALITY FOODS                    Food Sector                  316,004       99.93       372,325        372,325
AGROBIOS CORPORATIVO                          Food Sector                  550,000      100.00        34,710         34,710
CID CENTRO DE INVESTIGACION Y
 DESARROLLO                                   Chemicals Sector         190,386,960      100.00        20,100         20,100
DIRECCION IRSA, S.A. DE C.V.                  Chemicals Sector           4,201,800      100.00       (62,682)       (62,682)
FENOQUIMIA, S.A. DE C.V.                      Chemicals Sector           5,000,000      100.00      (293,465)      (293,465)
FORESTACIONES OPERATIVAS DE MEXICO, S.A.      Chemicals Sector              31,658      100.00        11,381         11,381
GIRSA CORPORATIVO, S.A. DE C.V.               Chemicals Sector          41,510,000      100.00         8,785          8,785
GIRSA CONCENTRADORA, S.A. DE C.V.             Chemicals Sector         615,124,721      100.00       903,730        903,730
H2ORIZONTES, S.A. DE C.V.                     Chemicals Sector              50,000      100.00       (10,146)       (10,146)
QUIMIR, S.A. DE C.V.                          Chemicals Sector           1,930,987      100.00       105,714        105,714
RESIRENE, S.A. DE C.V.                        Chemicals Sector         236,058,979      100.00       188,561        188,561
TECNO INDUSTRIA RF, S.A. DE C.V.              Chemicals Sector          10,675,000      100.00         9,086          9,086
REXCEL, S.A. DE C.V.                          Chemicals Sector           1,001,000      100.00        98,022         98,022
INDUSTRIAS NEGROMEX, S.A. DE C.V.             Chemicals Sector         585,833,830       99.99       630,868        630,868
DYNASOL ELASTOMEROS, S.A. (ESPANA)            Chemicals Sector                   1       50.00       430,106        430,106
DYNASOL GESTION, S.A.                         Chemicals Sector                   1       50.00         2,166          2,166
DYNASOL, L.L.C.                               Chemicals Sector                   1       50.00        17,049         17,049
PARATEC ELASTOMERS, L.L.C.                    Chemicals Sector                   1      100.00        38,455         38,455
PLASTIGLAS DE MEXICO, S.A. DE C.V.            Chemicals Sector         200,778,201       95.00        88,790         88,790
AEROPYCSA, S.A. DE C.V.                       Chemicals Sector         458,329,279      100.00       112,545        112,545
CORPORATIVO ARCOS, S.A. DE C.V.               Chemicals Sector         260,524,996      100.00        57,949         57,949
DESC CORPORATIVO, S.A. DE C.V.                Service Company          266,253,830      100.00      (171,559)      (171,559)
BIG SOFT, S.A. DE C.V.                        Service Company            8,612,508      100.00         7,557          7,557
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.   Service Company              244,498      100.00         1,276          1,276
SERVICIOS CORPORATIVOS ARCOS, S.A.DE C.V.     Service Company                  449      100.00           427            427
BIOQUIMEX                                     Service Company          419,841,899      100.00         9,634          9,634
OTHER SUBSIDIARIES+A78 (4)                    Service Companies                  1      100.00        25,047         25,047
Associates
1. Others                                                                                         10,530,186     10,530,186
SERVICES                                                       1                             0       183,695        183,695
Other Permanent Investments                                                                                       3,719,535
Total                                                                                                            14,433,416

STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
                                    Annex 5
                                CREDITS BREAKDOWN
                              (Thousands of Pesos)

----------------------------------------------------------------------------------------------------------------------------
                           Amortization  Rate of                          Amortization of Credits in Foreign Currency with
Credit Type / Institution      Date      Interest  Denominated in Pesos          National Entities (Thousands of $)
                                                   -------------------------------------------------------------------------
                                                                                       Time Interval
-------------------------                          -------------------------------------------------------------------------
       Banks                                         Until    More Than  Current  Until    Until    Until    Until    Until
                                                    1 Year     1 Year     Year    1 Year  2 Years  3 Years  4 Years  5 Years
----------------------------------------------------------------------------------------------------------------------------
                                                                 LT        ST                LP
----------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
----------------------------------------------------------------------------------------------------------------------------
DEUTSCHE BANK                 15-Oct-07   8.75000
 Financial Institutions
IFC                           15-Feb-06   3.30000          0          0        0       0        0        0        0        0
IFC                           15-Sep-09   4.90000          0          0        0       0        0        0        0        0
IFC                           15-Sep-09  10.35000          0          0        0       0        0        0        0        0
DEG                           28-Dec-06   4.12500          0          0        0       0        0        0        0        0
CITIBANK NA (SIND)            23-Jun-06   4.14630          0          0        0       0        0        0        0        0
CITIBANK NA (SIND)            23-Dec-08   4.64630          0          0        0       0        0        0        0        0
BBVA BANCOMER (SIND)          23-Dec-08   8.71110          0  1,222,553        0       0        0        0        0        0
Various Suppliers             31-Dec-10   8.40000          0          0        0       0        0        0        0        0
BANCO SANTANDER MEXICANO      31-Jan-07  10.02350      3,261      6,513        0       0        0        0        0        0
INBURSA                       31-Aug-04  12.54000     15,000          0        0       0        0        0        0        0
INBURSA                       28-Feb-07  12.90000      5,000     30,000        0       0        0        0        0        0
BANCO SANTANDER MEXICANO      31-Jan-07   7.79670      1,038      1,892        0       0        0        0        0        0
BANAMEX-CITIBANK              16-May-08   8.06140      1,550      8,860        0       0        0        0        0        0
COMERICA BANK                 26-Apr-04   2.62000          0          0        0       0        0        0        0        0
COMERICA BANK                  9-Apr-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                 21-Dec-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                 20-Apr-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                  7-May-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                 18-May-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                  9-Apr-04   3.21880          0          0        0       0        0        0        0        0
COMERICA BANK                 20-Apr-04   3.21880          0          0        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                           25,849  1,269,818        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Credit Type / Institution  Amortization of Credits in Foreign Currency with foreign entities
                                                   (Thousands of $)
                           ------------------------------------------------------------------
                                                     Time Interval
---------------------------------------------------------------------------------------------
                                          Until 1   Until 2    Until 3    Until 4    Until 5
       Banks               Current Year    Year      Years      Years      Years      Years
---------------------------------------------------------------------------------------------
                               ST                     LP
---------------------------------------------------------------------------------------------
WITH WARRANTY
---------------------------------------------------------------------------------------------
DEUTSCHE BANK                                                              818,924          0
 Financial Institutions
IFC                               8,007     8,007     16,015
IFC                              36,033    36,033     72,066     72,066     72,066    108,099
IFC                              48,044    48,044     96,088     96,088     96,088    144,132
DEG                               3,487       583      2,346      1,763          0          0
CITIBANK NA (SIND)                    0         0          0  1,121,030          0          0
CITIBANK NA (SIND)                    0         0          0  1,665,660  1,665,660  1,665,660
BBVA BANCOMER (SIND)                  0         0          0          0          0          0
Various Suppliers                 4,683         0      8,002      7,149      7,878     23,795
BANCO SANTANDER MEXICANO              0         0          0          0          0          0
INBURSA                               0         0          0          0          0          0
INBURSA                               0         0          0          0          0          0
BANCO SANTANDER MEXICANO              0         0          0          0          0          0
BANAMEX-CITIBANK                      0         0          0          0          0          0
COMERICA BANK                    56,052         0          0          0          0          0
COMERICA BANK                     4,088         0          0          0          0          0
COMERICA BANK                    89,682         0          0          0          0          0
COMERICA BANK                     1,432         0          0          0          0          0
COMERICA BANK                    10,284         0          0          0          0          0
COMERICA BANK                     5,470         0          0          0          0          0
COMERICA BANK                     9,567         0          0          0          0          0
COMERICA BANK                     4,754         0          0          0          0          0
---------------------------------------------------------------------------------------------
TOTAL BANKS                     281,583    92,667    194,517  2,963,756  2,660,616  1,941,686
---------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
 LISTED IN THE MEXICAN     Amortization  Rate of                          Amortization of Credits in Foreign Currency with
    STOCK EXCHANGE             Date      Interest  Denominated in Pesos          National Entities (Thousands of $)
                                                   -------------------------------------------------------------------------
                                                                                        Time Interval
                                                   -------------------------------------------------------------------------
                                                     Until    More Than  Current  Until    Until    Until    Until    Until
                                                    1 Year     1 Year     Year    1 Year  2 Years  3 Years  4 Years  5 Years
----------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
UDIBONOS                     10/21/2006      9.00          0  1,104,356        0       0        0        0        0        0
UDIBONOS                      7/13/2007      8.20          0  1,215,367        0       0        0        0        0        0
                           -------------------------------------------------------------------------------------------------
                                                           0  2,319,723        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
SUPPLIERS                                            806,907          0        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------
OTHERS                                                                0        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      806,907          0        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------
OTHERS                                             1,567,979          0        0       0        0        0        0        0
-------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                  2,400,735  3,589,541        0       0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
 LISTED IN THE MEXICAN     Amortization of Credits in Foreign Currency with foreign entities
    STOCK EXCHANGE                                 (Thousands of $)
                           ------------------------------------------------------------------
                                                     Time Interval
                           ------------------------------------------------------------------
                                          Until 1   Until 2    Until 3    Until 4    Until 5
                            Current Year   Year      Years      Years      Years      Years
---------------------------------------------------------------------------------------------
UNSECURED DEBT
UDIBONOS                              0          0         0          0          0          0
UDIBONOS                              0          0         0          0          0          0
                         --------------------------------------------------------------------
                                      0          0         0          0          0          0
---------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
SUPPLIERS                             0  1,023,773         0          0          0          0
---------------------------------------------------------------------------------------------
OTHERS                                0          0         0          0          0          0
---------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                       0  1,023,773         0          0          0          0
---------------------------------------------------------------------------------------------
OTHERS                                0    339,910         0          0          0          0
-------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS               281,583  1,456,350   194,517  2,963,756  2,660,616  1,941,686
---------------------------------------------------------------------------------------------

STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
                                    Annex 6
                      MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                        DOLLARS (1)         OTHER CURRENCIES         TOTAL
                                 THOUSANDS    THOUSANDS   THOUSANDS    THOUSANDS  THOUSANDS OF
TRADE BALANCE                    OF DOLLARS   OF PESOS    OF DOLLARS   OF PESOS      PESOS
TOTAL ASSETS                        353,792    3,966,117           0           0     3,966,117
LIABILITIES POSITION                871,174    9,766,121           0           0     9,766,121
SHORT TERM LIABILITIES POSITION     155,030    1,737,933           0           0     1,737,933
LONG TERM LIABILITIES POSITION      716,144    8,028,188           0           0     8,028,188
NET BALANCE                        -517,382   -5,800,004           0           0    -5,800,004

STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
                                    Annex 7
             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)
                                          (ASSET)
                                        LIABILITIES             MONTHLY
                MONETARY    MONETARY     MONETARY     MONTHLY   (PROFIT)
MONTH            ASSETS    LIABILITIES   POSITION    INFLATION  AND LOSS
JANUARY         6,873,121   16,828,773   -9,955,652       0.62    61,725
FEBRUARY        8,188,190   17,075,138   -8,886,948        0.6    53,322
MARCH           9,368,558   18,263,161   -8,894,603       0.34    30,242
APRIL                   0            0            0          0         0
MAY                     0            0            0          0         0
JUNE                    0            0            0          0         0
JULY                    0            0            0          0         0
AUGUST                  0            0            0          0         0
SEPTEMBER               0            0            0          0         0
OCTOBER                 0            0            0          0         0
NOVEMBER                0            0                       0         0
DECEMBER                0            0            0          0         0
CURRENT AMOUNT          0            0            0          0    -7,011
CAPITALIZATION          0            0            0          0         0
FOREIGN CORP.           0            0            0          0         0
OTHER                   0            0            0          0         0
TOTAL                                                            138,277

STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
             Bonds and Medium Term Notes Listing in Stock Market (1)
                                     Annex 8
             Financial Limitations Based on Issuances or Instruments

     -1 Interest Coverage Ratio
Shall mean, for any period, the ratio of (i) Consolidated EBITDA for such period to (ii) Consolidated Interest Expense for such period. The borrower will not permit the ratio to be less than 2.25 to 1.00 (for each period of four consecutive fiscal quarters)

     -2 Consolidated Net Indebtedness to Consolidated EBITDA Ratio
Shall mean, at any time, the total amount of cash and cash equivalents to Consolidated EBITDA for the then most recently concluded period of four consecutive fiscal quarters or the Borrower. The borrower will not permit the ratio to be higher than 5.35 to 1.00

     -3 Consolidated Net Indebtedness to Total Capitalization Ratio
Shall mean, at any time, the ratio of (i) Consolidated Net Indebtedness at such time to (ii) Total Capitalization at such time. The borrower will not permit the ratio to be higher than .55 to 1.00
                              Current Status of
                            Financial Limitations
(1) Interest Coverage.                       2.93
(2) Capitalization.                          0.54
(3) Leverage Ratio.                          4.92

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                     ANNEX 9                        CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
                                                                                                 PLANT
                                                                                                CAPACITY  UTILIZATION
               PLANT OR CENTER                                 ECONOMIC ACTIVITY                   (1)          %
---------------------------------------------------------------------------------------------------------------------
    EJES TRACTIVOS, S.A. DE C.V.                  REAR AXLES ASSEMBLY (PIECES)                       320           25%
    EJES TRACTIVOS, S.A. DE C.V.                  REAR AXLES TRACTOR LINE (PIECES)                   565           97%
    PISTONES MORESA, S.A. DE C.V. (SALTILLO)      PISTONS (PIECES)                                 1,200           72%
    PISTONES MORESA, S.A. DE C.V. (CELAYA)        PISTONS (PIECES)                                11,800           40%
    MORESTANA, S.A. DE C.V.                       TAPPETS (PIECES)                                14,238           72%
    PISTONES MORESA, S.A. DE C.V.                 PISTON PINS (PIECES)                            23,500           41%
    ENGRANES CONICOS, S.A. DE C.V.                GEARS (SETS)                                       850           90%
    PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.  STAMPED (A) (STROKES)                              330           25%
    VELCON, S.A. DE C.V.                          CONSTANT VELOCITY JOINTS (PIECES)                2,900           64%
    TRANSMISIONES TSP, S.A DE C.V.                TRANSMISSIONS (MEDIUM & HEAVY TRANSMISSIONS)        69           26%
    TREMEC, S.A.  DE C.V.                         TRANSMISSIONS (LIGHT TRANSMISSIONS)                282           72%
    TREMEC, S.A.  DE C.V.                         TRANSMISSIONS (HEAVY DUTTY COMPOMENTS)           2,267           45%
    CARDANES, S.A. DE C.V.                        PROPELLER SHAFTS ASSEMBLY (PIECES)                 585           47%
    CARDANES, S.A. DE C.V.                        PROPELLER SHAFTS TRACTOR LINE (PIECES)             756           94%
    HAYES WHEELS ACERO, S.A. DE C.V.              STEEL WHEELS (PIECES)                            6,100           33%
    AUTOMETALES, S.A. DE .CV.                     IRON FOUNDRY (TONS)                                 24           77%
    TF VICTOR, S.A. DE C.V.                       GASKETS, SEALS, MOTOR PARTS (PIECES)            24,275           39%
    FORJAS SPICER, S.A. DE C.V.                   PRECISION FORGES (TONS)                             50           67%
 1  COATZACOALCOS, VER.                           POLYSTYRENE (TONS)                              75,000           94%
 2  XICOHTZINGO,TLAX.                             POLYSTYRENE (TONS)                              65,000           48%
 3  ALTAMIRA, TAMPS. (Dynasol)                    SYNTHETIC RUBBER (TONS)                         84,000          100%
 4  ALTAMIRA, TAMPS. (INSA)                       SYNTHETIC RUBBER (TONS)                         96,000           85%
 5  ALTAMIRA, TAMPS. (PARATEC)                    SYNTHETIC RUBBER (TONS)                         24,000           64%
 6  COATZACOALCOS, VER.                           PHOSPHATE (TONS)                               100,000          100%
 7  TULTITLAN, EDO. MEX.                          PHOSPHATE (TONS)                                85,000           61%
 8  LECHERIA, EDO. MEX.                           PHOSPHATE (TONS)                                40,000           33%
 9  ALTAMIRA, TAMPS.                              CARBON BLACK (TONS)                            120,000          100%
10  OCOYOACAC, EDO. MEX.                          ACRYLC SHEET (TONS)                              7,740          103%
11  SAN LUIS POTOSI. S.L.P.                       ACRYLC SHEET (TONS)                              5,807          100%
12  LERMA, EDO. MEX.                              MELAMINE LAMINATES (K M2)                        4,700           81%
13  ZITACUARO, MICH.                              PARTICLE BOARD (K M3)                              164          100%
14  LECHERIA, EDO. MEX.                           ORTHOPHOSPHATE (TONS)                          120,000           43%
---------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004
                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                     ANNEX 9

---------------------------------------------------------------------------------------------------------
                                                                                    PLANT
                                                                                    CAPACITY  UTILIZATION
   PLANT OR CENTER         ECONOMIC ACTIVITY                                         (1)          %
---------------------------------------------------------------------------------------------------------
 1 MERIDA                MILL (ton/month)                                             25,000           85%
 2 IRAPUATO              MILL (ton/month)                                             12,000           15%
 3 PENINSULA             HOG (thousands)                                                  35          100%
 4 MERIDA                SLAUGHTER HOUSE                                                 222           90%
 5 PENJAMO               SLAUGHTER HOUSE                                                 125          100%
 7 MOCHIS (SANTA ROSA)   FRESH TOMATO PROCESSING (TONS/DAY IN 100 DAYS)                3,000            5%
 8                       TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)         6           97%
                         TOMATO PASTE (TONS IN 100 DAYS)                              44,500            0%
   MOCHIS (LA CORONA)    CANNED VEGETABLES (TONS)                                     72,567           59%
                         CANNED VEGETABLES (MILLIONS OF CASES)                             7           59%
 9 MAZATLAN              TUNA (thousands boxes)                                        2,500           70%
   OAXACA                COFEE (TONS/MONTH)                                              212           39%
10 ROSEMEAD, CALIFORNIA  SALSA & CANNED  VEGETABLES (thousands lb)                   166,226           14%
---------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004

                                                   MAIN RAW MATERIALS
                                                        ANNEX 10                                            CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------
                                       MAIN                                       MAIN              DOM.      COST
          DOMESTIC                  SUPPLIERS               FOREIGN             SUPPLIERS          SUBST.  PRODUCTION %
------------------------------------------------------------------------------------------------------------------------
 1 LAMINATE                      HYLSA, S. A. DE C.V.     STEEL               MC STEEL                 NO
 2 STEEL                         INDUSTRIAS CH, S. A.     STEEL               MITSUBISHI               YES
 3 ALUMINUM                      NACOBRE                  LAMINATE            NISHO OWAI               NO
 4 COLOR PAINTS                  P.P.G. INDUSTRIAS DE
                                  MEXICO , S. A. DE C.V.  STEEL               TOTH INDUSTRIES          NO
 5 LAMINATE                      AHMSA                    AUTOMOTIVE PARTS    DANA CO.                 NO
 6 COLOR PAINTS                  DUPONT DE MEXICO         FORGE               GSB FORJA                NO
 7 RODAMIENTOS                   KOYO DE MEXICO           LAMINATE            DAEWOO CORP.             NO
 8 RODAMIENTOS                   TIMKEM                   ALUMINUM            REYNOLDS METAL           YES
 9 LAMINATE                      GENERAL MOTORS           RODAMIENTOS         THE TIMKEN CO.           NO
10                                                        FORGE               THYSSEN PRECISION FORGE  NO
11
12
13 STYRENE                       PEMEX                    STYRENE             STERLING, MITSUI
14 BUTADIEN                                               BUTADIEN            SHELL, POLIMERI EUROPA,
15                                                                            BP CHEMICAL, EQUISTAR,
                                                                              SABIC, REPSOL QUIMICA
16 METHANOL                      PEMEX                    METHANOL            CELANESE, PETROCEL
17 TOLUEN                        PEMEX
18
19 NATURAL GAS                   PEMEX
20 PHOSPHORIC ACID MERCANTILE    RHODIA MEXICANA
21 PHOSPHORIC ACID (TECHNICAL)   RHODIA MEXICANA
22                                                        ACETOCYANOHIDRINE   BP CHEMICAL
23
24 FRESH JALAPENO                OWN PRODUCTION & FRESH
                                  MARKET ( VARIOUS )
25 FRESH TOMATO                  OWN PRODUCTION & FRESH
                                  MARKET ( VARIOUS )
26 FRESH TOMATILLO               OWN PRODUCTION & FRESH
                                  MARKET ( VARIOUS )
27 TETRABRIK CONTAINER           TETRAPAK
28 METALLIC CAN                  GRUPO ZAPATA
29 METALLIC CAN                  ZAPATA ENVASES
30 CORN OIL                      ARANCIA CORN PRODUCTS
31 SHIPPING CARTON               CELULOSA Y CORRUGADOS
32 SHIPPING CARTON               EMPAQUE DE CARTON TITAN
33                                                        TOMATO PASTE        MORNING STAR             OK
34                                                        REYNOLD'S ITEMS     REYNOLDS
35 VARIOUS
36 METALLIC CAN                  ENVASES DE SINALOA
37 DIESEL                        PEMEX
38                                                        VEGETABLES          RIO FARMS
39                                                        VEGETABLES          WOOLF ENTERPRISES
40                                                        PACKAGING MATERIAL
                                                           - GLASS            OWENS BROCKWAY
41                                                        PACKAGING MATERIAL
                                                           - CANS             PECHINEY PLASTIC
42 HOG GENETIC                   PIC
                                                                 GRAIN        CARGILL                  OK
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 1                         YEAR: 2004

                                    Annex 11

                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES

--------------------------------------------------------------------------------------------------
                    Total Production        SALES                                    MAIN
                    ------------------------------------                     ---------------------
  MAIN PRODUCTS     VOLUME    AMOUNT  VOLUME      AMOUNT  MARKET SHARES (%)  TRADEMARKS  CUSTOMERS
--------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                   0       0     705,239
CHEMICAL SECTOR                    0       0   1,081,410
FOOD SECTOR                        0       0     714,428
REAL ESTATE SECTOR                 0       0     292,226
COMPANIES OF
 OTHER SERVICES                    0       0       5,793
--------------------------------------------------------------------------------------------------
TOTAL                                          2,799,096
--------------------------------------------------------------------------------------------------

                                   SALES DISTRIBUTION BY PRODUCT
                                           FOREIGN SALES

-------------------------------------------------------------------------------------------------
                   Total Production        SALES                                    MAIN
                   ------------------------------------                     ---------------------
MAIN PRODUCTS      VOLUME    AMOUNT  VOLUME      AMOUNT  MARKET SHARES (%)  TRADEMARKS  CUSTOMERS
-------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                  0       0   1,470,319
CHEMICAL SECTOR                   0       0     784,758
FOOD SECTOR                       0       0     302,457
-------------------------------------------------------------------------------------------------
TOTAL                                         2,557,534
-------------------------------------------------------------------------------------------------

STOCK EXCHANGE CODE:DESC                QUARTER: 1                                      YEAR: 2004


                  COMPOSITION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES
--------------------------------------------------------------------------------------------------
                                                                                  Capital Stock
                                           Number of Shares                   (Thousands of Pesos)
                         -------------------------------------------------------------------------
        Nominal  Valid    Fixed        Variable
Series   Value   Coupon  Portion        Portion      Mexican    Unrestricted    Fixed    Variable
--------------------------------------------------------------------------------------------------
A       0.01300      20  766,462,085                             766,462,085     9,964
B       0.01300      20               602,617,291                602,617,291                 7,834
Total                    766,462,085  602,617,291        0     1,369,079,376     9,964       7,834
--------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION IS SENT: 1,369,079,376
SHARES PROPORTION BY:
CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

General Data of the Issuer:
--------------------------
Corporate Name:                  Desc, S.A. de C.V.
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          eloy.vega@desc.com.mx
Internet Address                 www.desc.com.mx
Fiscal Data of the Issuer:
-------------------------
RFC of Company:                  DES9405182F1
Domicile:                        Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Responsibility for Payments:
---------------------------
Name:                            Lic. Jorge Francisco Padilla Ezeta
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          jorge.padilla@desc.com.mx
Data with respect to officers:
-----------------------------
Mexican Stock
Exchange equivalent:             Chairman of the Board of Directors
Title at company:                Chairman and Chief Executive Officer
Name:                            Mr. Fernando Senderos Mestre
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
Mexican Stock
Exchange equivalent:             General Manager
Title at company:                Chief Executive Corporate Area
Name:                            Ing. Juan Marco Gutierrez Wanless
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          juan.gwanless@desc.com.mx
Mexican Stock
Exchange equivalent:             Chief Financial Officer
Title at company:                Director of Finance
Name:                            Lic. Arturo D'Acosta Ruiz
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          arturo.dacosta@.desc.com.mx
Mexican Stock
Exchange equivalent:             Officer in Charge of Sending
                                 Quarterly Financial Information
Title at company:                Corporate Manager of Financial Information
Name:                            Lic. Jorge Francisco Padilla Ezeta
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          jorge.padilla@desc.com.mx
Mexican Stock
Exchange equivalent:             Alternate Officer in Charge of Sending
                                 Quarterly Financial Information
Title at company:                Corporate Comptroller
Name:                            Lic. Eduardo Philibert Garza
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-96
E-Mail:                          eduardo.philibert@desc.com.mx
Mexican Stock
Exchange equivalent:             Officer Responsible for Legal Affairs
Title at company:                General Counsel
Name:                            Lic. Ramon Estrada Rivera
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-97
E-Mail:                          ramon.estrada@desc.com.mx
Mexican Stock
Exchange equivalent:             Secretary of the Board of Directors
Title at company:                Secretary of the Board of Directors
Name:                            C.P. Ernesto Vega Velasco
Address:                         Bosque de Ciruelos No. 130 Room 1203
City:                            Bosques de las Lomas
Zip Code:                        11700
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-60
E-Mail:                          ernesto.vega@desc.com.mx
Mexican Stock
Exchange equivalent:             Officer in Charge of Providing
                                 Information to Investors
Title at company:                Corporate Manager of Financial Information
Name:                            Lic. Jorge Francisco Padilla Ezeta
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-97
E-Mail:                          jorge.padilla@desc.com.mx
Mexican Stock
Exchange equivalent:             Officer Authorized to Send
                                 Information via Emisnet
Title at company:                Chief Financial Officer
Name:                            Lic. Arturo D'Acosta Ruiz
Address:                         Paseo de los Tamarindos 400-B
City:                            Bosques de las Lomas
Zip Code:                        5120
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-98
E-Mail:                          arturo.dacosta@desc.com.mx
Mexican Stock
Exchange equivalent:             Officer Authorized to Send Relevant
                                 Events via Emisnet
Title at company:                Secretary of the Board of Directors
Name:                            C.P. Ernesto Vega Velasco
Address:                         Bosque de Ciruelos No. 130 Room 1203
City:                            Bosques de las Lomas
Zip Code:                        11700
State:                           Mexico, D.F.
Telephone:                       52-61-80-00
Fax:                             52-61-80-60
E-Mail:                          ernesto.vega@desc.com.mx

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Desc, S.A. de C.V.
                                          ------------------
                                             (Registrant)


Date: April 29, 2004                      By /s/ Arturo D'Acosta Ruiz
--------------------                         ---------------------------------
                                                      (Signature)

                                             Name: Arturo D'Acosta Ruiz
                                             Title: Chief Financial Officer